March 16, 2009
VIA EDGAR
Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Prime Group Realty Trust
Form 10-K for the year ended December 31, 2007
Filed 07/23/08
Form 10-Q for the quarter ended June 30, 2008
Filed 08/14/08
File No. 001-13589
Dear Mr. Gordon:
As requested as part of this Correspondence Filing please find the draft change pages of the pending Restatements consisting of the Form 10-K/A for 2007, and the Form 10-Q/A’s for the First and Second Quarters of 2008. Because of the size of the documents and in order to make your review easier we have only included the pages which have changed due to the restatements.
As you know, the changes represent the restatements for the Company’s distributions to the owners of the common units of Prime Group Realty, L.P. made in 2006 and 2008, and the $4.2 million tax indemnification payment made in January 2006.
Please feel free to contact me (312-917-4230) or Paul Del Vecchio, our Executive Vice President-Capital Markets (312-917-8781), if we can be of further assistance.

Sincerely,
/s/ Jeffrey A. Patterson
Jeffrey A. Patterson
President and Chief Executive Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K/A
AMENDMENT No. 1

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission file number: 1-13589
PRIME GROUP REALTY TRUST
(Exact name of registrant as specified in its charter)

Maryland	36-4173047
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

77 West Wacker Drive, Suite 3900, Chicago, Illinois	60601
(Address of principal executive offices)	(Zip Code)
(312) 917-1300
(Registrant’s telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Series B — Cumulative Redeemable	New York Stock Exchange
Preferred Shares of Beneficial Interest,
$0.01 par value per share
Securities registered pursuant to Section 12(g) of the Act: None
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. (See definition of “large accelerated filer, accelerated filer and smaller reporting company” in Rule 12b-2 of the Exchange Act).

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑	Smaller Reporting Company ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No
The aggregate market value of the registrant’s common shares held by non-affiliates as of June 30, 2007 was $0 as the common shares were de-listed from the New York Stock Exchange as a result of our acquisition by an affiliate of The Lightstone Group, LLC.
The number of the registrant’s common shares outstanding was 236,483 as of June 30, 2008.
DOCUMENTS INCORPORATED BY REFERENCE
None.

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EXPLANATORY NOTE
As previously reported on a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 21, 2008, the Audit Committee of the Board of Trustees (the “Audit Committee”) of Prime Group Realty Trust (the “Company”), in consultation with members of the Company’s management, determined that the Company’s distributions to the owners of the common units of Prime Group Realty, L.P. (the “Operating Partnership”) were incorrectly recorded in the Company’s consolidated financial statements. In addition, as disclosed in the Company’s Current Report on Form 8-K filed February 18, 2009, the Company, determined that a $4.2 million tax indemnification payment made in January 2006 was incorrectly recorded in the Company’s consolidated financial statements. Accordingly, the Company stated that the previously filed consolidated financial statements for the fiscal years ended December 31, 2006 and December 31, 2007 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, should no longer be relied upon because of the restatement of certain items in the consolidated financial statements. This change relates only to the interpretation of existing accounting literature and does not involve new facts or circumstances.
Historically, the Company has accounted for distributions to the owners of the Operating Partnership common units as a dividend of the Company and has recorded such dividends as a reduction of retained earnings (or equity). However, as a result of a review of the appropriate accounting for these distributions by management, the Audit Committee determined that the Company should have accounted for these distributions as a distribution to minority interest-operating partnership (a liability account). In addition, the tax indemnification payment made in January 2006 was previously capitalized as building improvements as a purchase price allocation under Statement of Financial Accounting Standards No. 141 “Business Combinations.” It was determined by the Company’s management that the Company should have accounted for the payment as a charge to operations. Accordingly, the Company has restated its previously issued financial statements and other financial information for the years ended December 31, 2006 and 2007. The restatements increased the loss from continuing operations before minority interests by $4.1 million for the year ended December 31, 2006, increased the net loss by $14.2 million ($60.14 per diluted share) for the year ended December 31, 2007 and increased shareholders equity by $61.1 million and $75.3 million as of December 31, 2007 and 2006, respectively.
This amendment No. 1 (the “Amendment”) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (“2007 Form 10-K”) is being filed to effect the restatements described above. In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Act”), this Amendment sets forth the complete text of each item amended, as well as all other items contained in the 2007 Form 10-K. This amendment amends Items 1, 1A, 5, 6, 7, 8, and 9A of the 2007 Form 10-K. This Amendment also includes Item 15 to the 2007 Form 10-K to file the certifications required by Rule 13a-14(a) under the Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002. Except as noted, this Amendment speaks as of the original filing date and has not been updated to reflect every event occurring subsequent to the original filing date. The following Items have not been amended but have been included with this filing for ease of reference: Items 2, 3, 4, 7A, 9, 10, 11, 12, 13 and 14.
This form 10-K/A Amendment No. 1 also includes amended Exhibits 31.1, Certification of the Principal Executive Officer and 31.2, Certification of the Principal Financial Officer for the period ending December 31, 2007, as originally filed with the Securities and Exchange Commission on July 23, 2008, to address comments from the staff of the Securities and Exchange Commission in connection with the staff’s review with respect to the use of “annual report” instead of “report” in paragraphs 2, 3 and 4 of Exhibits 31.1 and 31.2 as required by Regulation S-K Item 601(b)(31).

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INDEX

PAGE
PART I

Item 1. Business	5

Item 1A. Risk Factors	8

Item 1B. Unresolved Staff Comments	23

Item 2. Properties	23

Item 3. Legal Proceedings	25

Item 4. Submission of Matters to a Vote of Security Holders	26

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	14

Item 6. Selected Financial Data	16

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations	18

Item 7A. Quantitative and Qualitative Disclosures About Market Risk	53

Item 8. Financial Statements and Supplementary Data	34

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	34

Item 9A. Controls and Procedures	34

Item 9B. Other Information	36

PART III

Item 10. Directors and Executive Officers of the Registrant	57

Item 11. Executive Compensation	61

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	67

Item 13. Certain Relationships and Related Transactions	68

Item 14. Principal Accountant Fees and Services	69

PART IV

Item 15. Exhibits and Financial Statement Schedules	37

Signatures	38

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Forward-Looking Statements
Forward-Looking Statements contained in this Annual Report on Form 10-K/A (Amendment No. 1), including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” include certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect management’s current view with respect to future events and financial performance. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those anticipated, and include but are not limited to, the effects of future events on our financial performance; risks associated with our high level of indebtedness and our ability to refinance our indebtedness as it becomes due; the risk that we or our subsidiaries will not be able to satisfy scheduled debt service obligations or will not remain in compliance with existing loan covenants; the effects of future events, including tenant bankruptcies and defaults; risks associated with conflicts of interest that exist with certain members of our board of trustees (“Board”) as a result of such members’ affiliation with our sole common shareholder; the risks related to the office and, to a lesser extent, industrial markets in which our properties compete, including the adverse impact of external factors such as inflation, consumer confidence, unemployment rates and consumer tastes and preferences; the risk of potential increase in market interest rates from current rates; and risks associated with real estate ownership, such as the potential adverse impact of changes, in the local, economic climate on the revenues and the value of our properties as well as our tenants and vendors operations. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of December 31, 2007.
Among the matters about which we have made assumptions are the following:
•	future economic and market conditions which may impact the demand for office and industrial space either at current or increased levels;

•	the extent of any tenant bankruptcies or defaults that may occur;

•	our ability or inability to renew existing tenant leases and lease up vacant space;

•	prevailing interest rates;

•	the effect of inflation and other factors on operating expenses and real estate taxes;

•	our ability to minimize various expenses as a percentage of our revenues; and

•	the availability of financing and capital.
In addition, historical results and percentage relationships set forth in this Annual Report on Form 10-K/A (Amendment No. 1) are not necessarily indicative of future operations.

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PART I
ITEM 1. BUSINESS
Background and General
We are a fully-integrated, self-administered and self-managed real estate investment trust (“REIT”) which owns, manages, leases, develops and redevelops office and industrial real estate, primarily in the Chicago metropolitan area. Our portfolio of properties consists of 9 office properties, containing an aggregate of 3.8 million net rentable square feet, and one industrial property, containing 0.1 million net rentable square feet (see the “Properties” section for detailed information concerning the individual properties). As of December 31, 2007, we had joint venture interests in two office properties containing an aggregate of 1.1 million net rentable square feet and a membership interest in an unconsolidated entity which owns extended-stay hotel properties. One of our joint venture properties is located in Arizona. We lease and manage 4.9 million square feet comprising all of our wholly-owned properties and one joint venture property. In addition, we are also the managing and leasing agent for the 1.5 million square foot Citadel Center office building located at 131 South Dearborn Street in Chicago, Illinois, in which we previously owned a joint venture interest which was sold in November 2006.
Our two joint venture interests and our membership interest are accounted for as investments in unconsolidated joint ventures under the equity method of accounting. These consisted of a 50.0% common interest in a joint venture which owns the 959,258 square foot office tower located at 77 West Wacker Drive, Chicago, Illinois (“The United Building”), a 23.1% common interest in a joint venture which owns a 101,006 square foot office building located in Phoenix, Arizona and a membership interest in an unconsolidated entity which owns 552 extended-stay hotel properties in operation in 43 U.S. states consisting of approximately 59,000 rooms and three hotels in operation in Canada consisting of 500 rooms.
We were organized in Maryland on July 21, 1997 as a REIT under the Internal Revenue Code of 1986, as amended (“the Code”), for federal income tax purposes. On November 17, 1997, we completed our initial public offering and contributed the net proceeds to Prime Group Realty, L.P. (our “Operating Partnership”) in exchange for common and preferred partnership interests.
Prior to our acquisition (the “Acquisition”) by an affiliate of The Lightstone Group, LLC (“Lightstone”), we were the sole general partner of the Operating Partnership and owned all of the preferred units and 88.5% of the common units of the Operating Partnership then issued. Each preferred unit and common unit entitled us to receive distributions from our Operating Partnership. Dividends declared or paid to holders of common shares and preferred shares were based upon such distributions we received with respect to our common units and preferred units.
On June 28, 2005, our common shareholders approved the Acquisition by Lightstone and on July 1, 2005, the Acquisition was completed. The Acquisition closed pursuant to the terms of the previously announced agreement and plan of merger dated as of February 17, 2005, among certain affiliates of Lightstone, the Operating Partnership and us. As a result of the Acquisition, each of our common shares and limited partnership units of the Operating Partnership were cancelled and converted into the right to receive cash in the amount of $7.25 per common share/limited partnership unit, without interest. In connection with the Acquisition, all outstanding options with an exercise price equal to or greater than the sales price of $7.25 per share/unit were cancelled and each outstanding option for a common share with an exercise price less than the sales price was entitled to be exchanged for cash in an amount equal to the difference between $7.25 and the exercise price. Our Series B Cumulative Redeemable Preferred Shares (the “Series B Shares”) remain outstanding after the completion of the Acquisition and continue to be publicly traded on the New York Stock Exchange (“NYSE”).

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As a result of the Acquisition, Prime Office Company LLC (“Prime Office”), a subsidiary of Lightstone, owned 100.0%, or 236,483, of our outstanding common shares and 99.1%, or 26,488,389, of the outstanding common units in the Operating Partnership. Prime Group Realty Trust (the “Company” or “PGRT”) owns 0.9%, or 236,483, of the outstanding common units and all of the 4.0 million outstanding preferred units in the Operating Partnership.
Effective on November 16, 2005, Prime Office transferred 5,512,241 common units in the Operating Partnership to Park Avenue Funding, LLC, an affiliate of Lightstone. Subsequent to the transfer, Prime Office owns 78.5%, or 20,976,148, of the outstanding common units in the Operating Partnership, while Park Avenue Funding, LLC owns 20.6% and PGRT owns 0.9% of the outstanding common units in the Operating Partnership.
Each preferred and common unit of the Operating Partnership entitles the owners to receive distributions from the Operating Partnership. Dividends declared or paid to holders of our common shares and preferred shares are based upon the distributions received by us with respect to the common units and preferred units we own in the Operating Partnership.
We conduct substantially all of our business through the Operating Partnership and its subsidiaries. Certain services requested by our tenants, certain management and consulting contracts and certain build-to-suit construction activities are conducted through Prime Group Realty Services, Inc., a Maryland corporation and a wholly-owned subsidiary of the Operating Partnership, and its affiliates (collectively, the “Services Company”). Our executive offices are located at 77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601, and our telephone number is (312) 917-1300.
Tax Status
We have elected to be taxed as a REIT under Sections 856 through 860 of the Code. As a REIT, we will not be subject to federal income tax at the corporate level on our income as long as we distribute 90.0% of our taxable income (excluding any net capital gain) each year to our shareholders. Since our inception, we believe that we have complied with the tax rules and regulations to maintain our REIT status. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Even if we qualify as a REIT, we are subject to certain state and local taxes on our income and property. In addition, our Services Company’s income is subject to state and federal income taxation.
Business Strategy
Our business strategy is to operate our portfolio of properties to create the optimum level of service and value to our tenants, to retain our existing tenant base as their leases expire, to search for and identify prospective tenants for space in our properties which is unoccupied or is subject to expiring leases and to create maximum portfolio value for our shareholders.

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Ongoing Operations. Our primary business is to focus on the operation, leasing and management of our existing real estate properties.
We strive to enhance our property-level net operating income and cash flow by:
•	engaging in pro-active leasing programs and effective property management;

•	managing operating expenses through the use of in-house management expertise;

•	maintaining and developing long-term relationships with a diverse tenant group;

•	attracting and retaining motivated employees by providing financial and other incentives; and

•	emphasizing value-added capital improvements to maintain and enhance our properties’ competitive advantages in their submarkets.
Liquidity and Capital Requirements. We require cash to pay our operating expenses, make capital expenditures, fund tenant improvements, pay leasing and redevelopment costs, pay distributions/dividends and service our debt and other short-term and long-term liabilities. Cash on hand and net cash provided from operations represent our primary sources of liquidity to fund these expenditures. In assessing our liquidity, key components include our net income, adjusted for non-cash and non-operating items, and current assets and liabilities, in particular accounts receivable, accounts payable and accrued expenses. For the longer term, our debt and long-term liabilities are also considered key to assessing our liquidity.
In order to qualify as a REIT for federal income tax purposes, we must distribute 90.0% of our taxable income (excluding capital gains) annually. See Item 5 — Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities for more information regarding dividends on our common shares and on our Series B Shares.
For a discussion of recent transactions which may affect our liquidity and capital resources, see Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Recent Developments.
Our anticipated cash flows from operations combined with cash on hand are expected to be sufficient to fund our anticipated short-term capital needs over the next twelve months. In 2008, we anticipate the need to fund significant capital expenditures to retenant and/or redevelop space that has been previously vacated, or is anticipated to be vacated, or renew leases which are expiring during the year. In order to fund these and our other short-term and long-term capital needs, we expect to utilize available funds from cash on hand, cash generated from our operations and existing or future escrows with lenders. In addition, we may enter into capital transactions, which could include asset sales, refinancings and modifications or extensions of existing loans. There can be no assurances that any capital transactions will occur or, if they do occur, that they will yield adequate proceeds to fund our long-term capital needs or will be on terms favorable to us.
The financial covenants contained in some of our loan agreements and guarantee agreements with our lenders include minimum ratios for debt service coverage and other financial covenants. As of December 31, 2007, we are in compliance with the requirements of all of our financial covenants. We were not in compliance with one of our non-financial covenants with a lender. We obtained an extension on this covenant relating to filing of financial statements through July 31, 2008 and did not incur penalties or restrictions related to the covenant.
Given our current level of debt, limited availability of unencumbered collateral and our current financing arrangements, we may not be able to obtain additional debt financing or replacement financing at interest rates that are below the rates of current return on our properties.
Acquisition, Disposition and Development Activity. We may pursue selective property acquisitions and/or dispositions and expend funds to redevelop our existing properties as we determine appropriate.

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ITEM 1A. RISK FACTORS
Investment in us presents risks. If any of the risk events described below actually occurs, our business, financial condition or results of operations could be adversely affected. Some statements in the following risk factors discussion, constitute “forward-looking statements.” Please refer to the section above entitled “Forward-Looking Statements.”
Our properties depend upon the Chicago metropolitan area economy and its demand for office space.
With the exception of our joint venture interest in a building in Phoenix, Arizona, all of our properties are located in the Chicago metropolitan area, which exposes us to greater economic risks than if we owned properties in several geographic regions. Moreover, because our portfolio of properties consists primarily of office buildings, a decrease in the demand for office space may have a greater adverse effect on our business and financial condition than if we owned a more diversified real estate portfolio. We are susceptible to adverse developments in the Chicago metropolitan area, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics, increased telecommuting, terrorist targeting of high-rise structures, infrastructure quality, increases in real estate and other taxes, costs of complying with government regulations or increased regulation and other factors. We are also subject to adverse developments in the national and Chicago regional office space markets, such as oversupply of or reduced demand for office space. Any adverse economic or real estate developments in the Chicago metropolitan area, or any decrease in demand for office space, including those resulting from Chicago’s or Illinois’ regulatory environment, business climate or fiscal problems, could adversely impact our financial condition, results of operations, cash flow and our ability to satisfy our debt service obligations.
We may be unable to renew leases, lease vacant space or re-lease space as leases expire.
As of December 31, 2007, leases representing 6.9% of the annual base rent we receive for the properties in our portfolio, excluding joint venture properties, will expire in 2008. Above market rental rates at some of our properties may force us to renew or re-lease some expiring leases at lower rates. There can be no assurance that leases will be renewed or that our properties will be re-leased at net effective rental rates equal to or above their current net effective rental rates. If the rental rates for our properties decrease, our existing tenants do not renew their leases or we do not re-lease a significant portion of our available space and space for which leases will expire, our financial condition, results of operations, cash flow and our ability to satisfy our debt service obligations and to pay dividends to holders of Series B Shares and our common shareholder would be adversely affected.
Our performance and value are subject to risks associated with real estate assets and with the real estate industry.
Our ability to pay dividends to holders of Series B Shares and our common shareholder depends on our ability to generate revenues in excess of (i) expenses, (ii) scheduled principal payments on debt and (iii) capital expenditure requirements. It also depends on our ability to obtain adequate financing and refinancing of our properties and to consummate certain capital transactions as necessary to generate any needed liquidity. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include:
•	local oversupply, increased competition or reduction in demand for office space;

•	inability to collect rent from tenants;

•	vacancies or our inability to rent space on favorable terms;

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•	increased operating costs, including insurance premiums, utilities and real estate taxes, due to inflation and other factors which may not necessarily be offset by increased rents;

•	costs of complying with changes in governmental regulations;

•	the relative illiquidity of real estate investments; and

•	changing submarket demographics.
In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which would adversely affect our financial condition, results of operations, cash flow and ability to satisfy our debt service obligations and to pay dividends to holders of Series B Shares and our common shareholder.
We face significant competition, which may decrease or prevent increases of the occupancy and rental rates of our properties.
There are a number of office real estate companies that compete with us in seeking prospective tenants. All of our properties are located in developed areas where there are generally other properties of the same type and quality. Competition from other office properties may affect our ability to attract and retain tenants and maintain or increase rental rates, particularly in light of the higher vacancy rates of many competing properties, which may result in lower-priced space being available in such properties. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, some of which are significantly above current market rates, we may lose potential tenants and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when their leases expire. As a result, our financial condition, results of operations, cash flow and ability to satisfy our debt service obligations and pay dividends to holders of Series B Shares and our common shareholder may be adversely affected.
Our debt level reduces cash available for operations, capital expenditures and dividends to holders of our Series B Shares and our common shareholder, and may expose us to the risk of default under our debt obligations.
As of December 31, 2007, the fair market value of our total consolidated indebtedness was approximately $567.9 million and the carrying value (i.e., face value) was $565.1 million. Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties, fund necessary capital expenditures or to pay the distributions necessary to maintain our REIT qualification. Our relatively high level of debt and the limitations imposed on us by our loan agreements could have significant adverse consequences to us, including the following:
•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may be unable to borrow additional funds as needed or on favorable terms;

•	we may be unable to refinance our existing or future indebtedness at maturity or the refinancing terms may be less favorable than the terms of our existing indebtedness;

•	because a portion of our debt bears interest at variable rates, increases in interest rates could increase our interest expense;
acquisition or disposition of assets, (iv) our corporate finance activities and (v) the payment of dividends on our common shares and Series B Shares.

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Lightstone and its designees on our Board may have interests that conflict with our interests.
Lightstone and its designees on our Board may have interests that conflict with, or are different from, our own and/or holders of our Series B Shares. Conflicts of interest between Lightstone and us and/or holders of our Series B Shares may arise, and such conflicts of interest may not be resolved in a manner favorable to us and/or holders of Series B Shares, including potential competitive business activities, corporate opportunities, indemnity arrangements, registration rights, dividends on our common shares and Series B Shares and the exercise by Lightstone of its ability to control our management and affairs. Our organizational documents do not contain any provisions designed to facilitate resolution of actual or potential conflicts of interests, or to ensure that potential business opportunities that may become available to both Lightstone and us will be reserved for or made available to us. Pertinent provisions of law will govern any such matters if they arise.
We may sell or acquire additional assets which could adversely affect our operations and financial results.
We may sell or acquire real estate or acquire other real estate related companies when we believe a sale or acquisition is consistent with our business strategies. However, we may not be successful in completing a desired sale or acquisition in a timely manner or pursuant to terms that are favorable to us. Real estate investments may be, depending on market conditions, relatively difficult to buy and sell quickly. Consequently, we may have limited ability to vary our portfolio in response to changes in economic or other conditions. If we do complete an acquisition, we may not succeed in leasing any newly acquired properties at rental rates or upon other terms sufficient to cover the costs of acquisition and operations. Difficulties in integrating acquisitions may prove costly or time-consuming and could divert management’s attention from other important matters. We may also abandon acquisition or sale opportunities prior to completion and consequently fail to recover expenses already incurred and have thus devoted significant amounts of management time to a matter not consummated. Furthermore, future acquisitions may expose us to significant additional liabilities, some of which we may not be aware of at the time of acquisition. If and when we do complete a sale, (i) we may not succeed in selling it for a price or on other terms favorable to us, and (ii) we will forego any future income from such sold property.
The redevelopment of certain of our existing properties and any future development we may undertake could be costly and involve substantial risk.
As part of our operating strategy, (i) we may redevelop certain of our existing properties to upgrade the quality of an asset and/or change its use and (ii) we may acquire land for development or construct improvements on land we may own or control from time to time. Developing and redeveloping real estate contains numerous risks, which may adversely affect our ability to make dividends to holders of Series B Shares and our common shareholder. These risks include the risks that (i) financing and/or equity for development and redevelopment projects may not be available on favorable terms, (ii) long-term financing to refinance any short-term construction financing may not be available upon the completion of a project, (iii) the failure to complete construction of a project on schedule or within budget may increase debt service expenses and construction costs, and (iv) we may be unable to find interested users to acquire or lease space in a project after its completion, thus making it difficult or impossible for us to recoup our investment or refinance our indebtedness on the project. We may also abandon redevelopment or development projects prior to the commencement or completion or construction and (a) consequently fail to recover expenses already incurred and (b) have thus devoted significant amounts of management time to a project which was not completed.

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disputes with joint venture partners might result in subjecting properties owned by the joint venture to incur additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party joint venture partners.
Tax indemnification obligations in the event that we sell a certain property could limit our operating flexibility.
We agreed to indemnify the limited partner of the limited partnership that owns a portion of the Continental Towers property, which is encumbered by a second mortgage note we hold, against specified adverse tax consequences that may result from the refinancing, sale, foreclosure or certain other actions that may be taken with respect to the property or the related mortgage note. If our tax indemnification obligations were to be triggered under this agreement, we would be required to reimburse the covered party for the effects of, or a portion of the effects of, the resulting tax consequences to this party.
Failure to qualify as a REIT would have significant adverse consequences to us.
We operate our business so as to qualify as a REIT under the Code. Although our management believes that we are organized and operate in such a manner, no assurance can be given that we will continue to be able to operate in a manner so as to qualify or remain so qualified. We have not requested and do not plan to request a ruling from the IRS that we qualify as a REIT, and the statements in this report are not binding on the IRS or any court. If we lose our REIT status, we will face serious tax consequences that would substantially reduce the funds available for operations, capital improvements and dividends to holders of Series B Shares and our common shareholder for each of the years involved because:
•	we would not be allowed a deduction for dividends to shareholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.
In addition, if we fail to qualify as a REIT, we will not be required to make dividends to holders of Series B Shares and our common shareholder, and all dividends to such shareholders will be subject to tax as regular corporate dividends to the extent of our current and accumulated earnings and profits. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to raise capital, and would adversely affect the value of our common shares.
Qualification as a REIT involves the satisfaction of numerous requirements established under highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury regulations under the Code is greater in the case of a REIT that, like us, holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. For example, in order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the composition of our assets and a requirement that at least 95% of our gross income in any year must be derived from qualifying sources, such as “rents from real property.” Also, we must make distributions to shareholders aggregating annually at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gains). In addition, no assurance can be given that new legislation, regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of such qualification.
Even if we qualify as and maintain our status as a REIT, we may be subject to certain federal, state and local taxes on our income and property. For example, if we were to generate net income from a “prohibited transaction,” such income will be subject to a 100.0% tax.

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We are required to include in our annual reports a report of our management on our internal controls over our financial reporting under Section 404 of the Sarbanes Oxley Act of 2002. Any adverse results from future evaluations could result in a loss of investor confidence in our financial reports and have an adverse effect on the stock price of our Series B Shares and the value of our common shares.
We are required to comply with the Sarbanes-Oxley Act of 2002 and related rules and regulations of the Securities Exchange Commission, which include the requirement that our annual report include our management’s report on internal controls over financial reporting. To comply with these requirements the management report must contain an assessment of the effectiveness of our internal controls as of December 31, 2007 and we must disclose any material weakness in our internal controls over financial reporting that were identified by us. If we are unable in the future to assert that our internal controls over financial reporting are effective we could lose investor confidence in our financial reports, which could have an adverse effect on the value of our Series B Shares and common shares.
Other regulations could adversely affect our financial condition.
Our properties also are subject to various federal, state and local regulatory requirements, such as state and local fire and safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. We believe that our properties are currently in material compliance with all such regulatory requirements. There can be no assurance, however, that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures and could have an adverse effect on our financial condition, results of operations, cash flow and our ability to satisfy our debt service obligations and pay dividends to holders of Series B Shares and our common shareholder.
Failure to hedge effectively against interest rate changes may adversely affect our results of operations.
We seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements that involve risk, such as the risk that counterparties may fail to honor their obligations under these arrangements, and that such arrangements may not be effective in reducing our exposure to interest rate changes. Failure to hedge effectively against interest rate changes may adversely affect our results of operations.
Potential losses may not be covered by insurance.
Our properties are covered by comprehensive liability, fire, flood, extended coverage, rental loss and all-risk insurance provided by various companies and with deductibles, limits and policy specifications customarily covered for similar properties. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to floods, riots or acts of war, or may be insured subject to specified limitations, such as large deductibles or co-payments. See Item 1 — Business — Insurance in this report for further discussion. Should an uninsured loss or a loss in excess of insured limits occur, we could lose our investment in and the anticipated future cash flow from the affected property and may be obligated on any mortgage indebtedness, to the extent it is recourse indebtedness, or other obligations related to such property.

DRAFT
or a reduction in our ability (i) to finance or refinance our properties, (ii) lease space to tenants, (iii) consummate appropriate capital transactions, and (iv) continue to operate our business in the manner that we have in the past, and also may include a reduction in the market price of our Series B Shares. Our Board bases its decisions regarding dividends and other similar matters on the Company’s actual fair market net value and the solvency of the Company, among other things, and not on the book value of the Company.
One or more of our properties may face foreclosure by our lenders or we may voluntarily decide to convey one or more of our properties to a lender if a property’s cash flow is not enough to service its debt, operating expenses and capital requirements or if we cannot refinance a property upon debt maturity.
Many of our properties are encumbered by debt that is non-recourse to us (except for customary “non-recourse carve out” provisions relating to matters such as fraud, misallocation of funds and other customary exclusions). Should the cash flow from any of these properties cease to be sufficient to fund debt service, operating expenses and capital requirements relating to the property, or should we be unable to refinance a property’s debt upon the maturity of such debt, we may face foreclosure by our lenders on that property or we may decide to voluntarily convey the property to the relevant lenders in lieu of foreclosure. We may or may not decide to fund cash flow shortfalls at a property in such a circumstance. As a result of any loan defaults, our portfolio of properties may be reduced (resulting in a higher allocation of overhead to each of our remaining properties), our existing and potential future lenders and tenants may be less willing to consummate transactions with us based on such loan default by us, our shareholders will not be able to realize any value from any such properties and we may incur losses on our financial statements regarding any such properties.
We may incur significant costs of complying with the Americans with Disabilities Act and similar laws.
Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. Compliance with the ADA requirements could require removal of access barriers, and non-compliance could result in imposition of fines by the federal government or an award of damages to private litigants. Although we believe that our properties are substantially in compliance with these requirements, we may incur additional costs to comply with the ADA, especially in connection with the redevelopment of any of our properties. In addition, we are required to operate our properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our properties. If we incur substantial costs to comply with the ADA and any other legislation, our financial condition, results of operations, cash flow and our ability to satisfy our debt service obligations and to pay dividends to holders of Series B Shares and our common shareholder could be adversely affected.
Liabilities for environmental matters could adversely affect our financial condition.
Under various federal, state and local laws, ordinances and regulations relating to the protection of the environment, an owner or operator of real property may be held liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in such property. These laws often impose liability without regard to whether the owner or operator was responsible for, or even knew of, the presence of such hazardous or toxic substances. The costs of investigation, removal or remediation of such substances may be substantial, and the presence of such substances may adversely affect the owner’s or operator’s ability to rent or sell such property or to borrow funds using such property as collateral and may expose such owner or operator to liability resulting from any release of or exposure to such substances. Persons who arrange for the disposal or treatment of hazardous or toxic substances at another location also may be liable for the costs of removal or remediation of such substances at the disposal or

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PART II

ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES
Our common shares traded on the NYSE under the symbol “PGE” from November 12, 1997 through July 1, 2005, the effective date of the Acquisition. We are the sole general partner of the Operating Partnership and own all of the preferred units. We own 0.9%, or 236,483, of the outstanding common units and all of the 4.0 million outstanding preferred units in the Operating Partnership. Each preferred unit and common unit entitled us to receive distributions from our Operating Partnership. Dividends declared or paid to holders of common shares and preferred shares are based upon the distributions we receive with respect to our common units and preferred units. Our Series B Shares remain outstanding after the completion of the Acquisition and continue to be publicly traded on the NYSE.
Currently, Prime Office owns 78.5%, or 20,976,148, of the outstanding common units in the Operating Partnership while Park Avenue Funding, LLC owns 20.6% and PGRT owns 0.9% of the outstanding common units. Prime Office also owns 100% or 236,483, of our common shares.
The following table sets forth the common share dividends we paid for the years ended December 31, 2006 and December 31, 2007:

Cash
Dividends
Paid (per share)

Fiscal Year 2006
First quarter	$2.8438
Second quarter	—
Third quarter	—
Fourth quarter	—

Fiscal Year 2007
First quarter	—
Second quarter	—
Third quarter	—
Fourth quarter	—
On December 30, 2005, our Board declared a quarterly dividend of $0.5625 per share on our Series B Shares for the shareholders of record on January 16, 2006. This dividend was paid on January 31, 2006. On February 9, 2006, our Board declared (i) a quarterly dividend on our Series B Shares for the first quarter of 2006 of $0.5625 per share with a record date of March 31, 2006 and a payment date of April 28, 2006 and (ii) a common distribution to the holders of the 26,488,389 common units in the Operating Partnership and declared a dividend to the holder of our 236,483 common shares, in an amount of $2.8438 per unit/share having a record date of February 9, 2006 and a payment date of February 10, 2006. On June 14, 2006, our Board decided not to declare a quarterly dividend on the Series B Shares for the second quarter of 2006, based on the Board’s review of our then current capital resources and liquidity needs and the timing and uncertainty of certain previously anticipated capital events. On September 22, 2006, our Board declared a quarterly dividend on our Series B Shares for the second quarter 2006 of $0.5625 per share. The quarterly dividend had a record date of October 6, 2006 and a payment date of October 31, 2006. On December 14, 2006, based on the Board’s review of our current capital resources and liquidity needs and the completion of certain capital events, our Board decided to bring dividends on the Series B Shares current and declared for payment two quarterly dividends for the third and fourth quarters of 2006 on our Series B Shares of $0.5625 per share, per quarter, for a total dividend of $1.125 per share. The dividends had a record date of January 5, 2007 and a payment date of January 31, 2007.

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On March 22, 2007, our Board declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the first quarter of 2007 dividend period. This quarterly dividend had a record date of April 9, 2007 and a payment date of April 30, 2007. On June 21, 2007, our Board declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the second quarter of 2007 dividend period. This quarterly dividend had a record date of July 6, 2007 and a payment date of July 31, 2007. On September 24, 2007, our Board declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the third quarter of 2007 dividend period. This quarterly dividend had a record date of October 8, 2007 and a payment date of October 31, 2007. On December 20, 2007, our Board declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the fourth quarter of 2007 dividend period. The quarterly dividend had a record date of January 10, 2008 and a payment date of January 31, 2008. Under our Charter, these dividends are deemed to be quarterly dividends relating to the first, second, third and fourth quarter 2007 dividend periods, the earliest accrued but unpaid quarterly dividends on our preferred shares.
Dividends paid in the amount of $2.8125 per share in 2007 on our Series B Shares have been determined to be ordinary dividends of $1.40625 per share and a return of capital of $1.40625 per share. There can be no assurances as to the timing and amounts of any future dividends on our Series B Shares and the declaration of the fourth quarter 2007 preferred dividend at this time should not be construed to convey any degree of certainty with respect to future preferred dividend payments.
Our management and Board review our cash position, the status of potential capital events, debt levels and requirements for cash reserves each quarter prior to making any decision with respect to paying distributions/dividends. Any future dividends on our common shares and dividends on our Series B Shares will be made at the discretion of our Board. These dividends will depend on the actual cash available for distribution, our financial condition, capital requirements, the completion of capital events, including refinancings and asset sales, the annual distribution requirements under the REIT provisions of the Code and such other factors as our Board deems relevant. Dividends/distributions on our common shares and common units are not permitted unless all current and any accumulated dividends on our Series B Shares and the related preferred units in the Operating Partnership have been paid in full or declared and set aside for payment.
Equity Compensation Plans. For a discussion of our equity compensation plans see the information contained in Item 12 — Security Ownership of Certain Beneficial Owners and Management — Equity Compensation Plan Information of this report.
Recent Sales of Unregistered Securities
None.
Purchases of Equity Securities by Issuer and Affiliated Purchasers
None.

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ITEM 6. SELECTED FINANCIAL DATA
The following tables set forth our selected consolidated financial data and should be read in conjunction with our consolidated financial statements included elsewhere in this Form 10-K/A (Amendment No. 1). For further discussion of the restatements discussed in the explanatory note and their specific impact on the historical financial statements, see Note 17 to our consolidated financial statements. The five-year financial summary set forth in this Item 6 has been revised to reflect the restatement.

	Successor Company			Predecessor Company
	Year ended December 31			Year ended December 31
	2007	2006	2005	2004	2003
	(dollars in thousands)			(dollars in thousands)
	As Restated(3)	As Restated(3)

Balance Sheet Data
Real estate assets	$499,050	$482,447	$471,892	$619,059	$681,933
Total assets	671,916	650,013	771,921	767,363	948,781
Mortgage notes and notes payable	567,910	453,695	452,965	427,445	435,869
Total liabilities	635,559	524,868	530,668	502,785	663,640
Minority interests	—	20,770	135,853	19,154	21,803
Shareholders’ equity	36,357	104,375	105,400	245,424	263,338

	Successor Company			Predecessor Company
			Six months	Six months
			ended	ended
			December 31	June 30
	2007	2006	2005	2005	2004	2003
	(dollars in thousands,			(dollars in thousands,
	except per share amount)			except per share amount)
	As Restated(3)	As Restated(3)
Statement of Operations Data (1)
Total revenue	$91,013	$97,396	$47,691	$47,339	$97,040	$123,532
Operating income (loss)	1,603	1,108	(1,025)	(3,657)	15,514	28,741
(Loss) income from continuing operations	(59,044)	8,647	4,292	(9,344)	(20,143)	(15,666)
Net (loss) income	(59,018)	8,647	4,319	(19,571)	(11,383)	(36,217)
Net loss available to common shareholders	(68,018)	(353)	(181)	(24,071)	(20,383)	(45,217)
Basic and diluted earnings available to common shares per weighted-average common share (2)
Loss from continuing operations	$(287.73)	$(1.49)	$(0.88)	$(0.59)	$(1.23)	$(1.23)
Net loss available per weighted-average common share of beneficial interest -basic and diluted	(287.62)	(1.49)	(0.76)	(1.02)	(0.86)	(2.25)

Dividends paid per common share	—	2.8438	1.1225	—	—	—
Dividends paid per preferred share	2.8125	1.6875	4.50	1.125	1.6875	—
Cash Flow and Operating Data
Cash flow provided by (used in):
Operating activities	$1,134	$638	$1,236	$(6,659)	$22,108	$56,875
Investing activities	(129,700)	70,603	(60,044)	2,258	116,613	296,732
Financing activities	106,348	(28,739)	6,773	2,314	(99,598)	(336,799)
Office Properties:
Square footage	3,800,567	3,865,828	3,772,482	4,636,918	4,632,633	5,536,065
Occupancy (%)	74.1	79.0	83.7	82.8	85.1	75.1
Industrial Properties:
Square footage	120,004	120,004	120,004	120,004	120,004	3,874,712
Occupancy (%)	100.0	100.0	100.0	100.0	100.0	81.4
Unconsolidated Joint Venture
Properties:
Square footage	1,060,264	1,060,725	2,554,866	2,833,068	2,831,303	2,827,302
Occupancy (%)	83.7	76.4	77.6	80.9	79.7	74.1

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(1)
Information for the years ended December 31, 2006 (including the six months ended December 31, 2005 and the six months ended June 30, 2005), 2004 and 2003 has been restated for the reclassification of the operations of properties, to reflect the impact of SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (“SFAS No. 144”), from continuing operations to discontinued operations.

(2)
Net loss available per weighted-average common share of beneficial interest-basic equals net income divided by 236,483; 236,483; 236,483; 23,658,579; 23,671,412 and 20,105,183 common shares for the years ended December 31, 2007, December 31, 2006, for the six months ended December 31, 2005, for the six months ended June 30, 2005 and for the years ended December 31, 2004 and 2003, respectively. Net loss available per weighted-average share of beneficial interest-diluted equals net income divided by 236,483; 236,483; 236,483; 23,658,579; 23,671,412 and 20,105,183 common shares for the years ended December 31, 2007, December 31, 2006, for the six months ended December 31, 2005, for the six months ended June 30, 2005 and for the years ended December 31, 2004 and 2003, respectively. The change in number of weighted-average common shares is principally due to the Acquisition by Lightstone and common unitholders in our Operating Partnership exchanging common units for common shares and the issuance of new common units in our Operating Partnership in connection with property acquisitions.

(3)	See Note 17 to the consolidated financial statements included in this report for further discussion on the restatements and their specific impact on the historical financial statements.

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ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
The following discussion should be read in conjunction with our historical consolidated financial statements and related notes thereto included elsewhere in this Form 10-K/A (Amendment No. 1).
We are a fully-integrated, self-administered and self-managed REIT which owns, manages, leases, develops and redevelops office and industrial real estate, primarily in the Chicago metropolitan area. Our portfolio of properties consists of 9 office properties, containing an aggregate of 3.8 million net rentable square feet and one industrial property, containing 0.1 million net rentable square feet. As of December 31, 2007, we had joint venture interests in two office properties containing an aggregate of 1.1 million rentable square feet and a membership interest in an unconsolidated entity which owns 552 extended-stay hotel properties in operation in 43 U.S. states consisting of approximately 59,000 rooms and three hotels in operation in Canada consisting of 500 rooms. We lease and manage 4.9 million square feet comprising all of our wholly-owned properties and one joint venture property. In addition, we are also the managing and leasing agent for the 1.5 million square foot Citadel Center office building located at 131 South Dearborn Street in Chicago, Illinois, in which we previously owned a joint venture interest which was sold in November 2006.
All of our properties, except one joint venture property and excluding our membership interest in ESH, are located in the Chicago metropolitan area in prime business locations within established business communities and account for all of our rental revenue and tenant reimbursements revenue. One of our joint venture properties is located in Arizona.
Our two joint venture interests are accounted for as investments in unconsolidated joint ventures under the equity method of accounting. These consisted of a 50.0% common interest in a joint venture which owns the 959,258 square foot office tower known as The United Building located at 77 West Wacker Drive, Chicago, Illinois, and a 23.1% common interest in a joint venture which owns a 101,006 square foot office building located in Phoenix, Arizona.
We have accounted for our investment in the membership interest that owns extended-stay hotel properties (the “ES Interest”) under the equity method of accounting effective in the fourth quarter of 2007. This change from the cost method of accounting is primarily due to deteriorating real estate and financial market conditions resulting in a re-evaluation of the expected term and nature of the investment. We have incurred non-cash allocation of losses in 2007 and expect to continue recognizing non-cash loss allocations during the first six months of 2008. We anticipate continuing to meet debt service payments on the debt encumbering the ES Interest (which has been guaranteed by certain affiliates of Lightstone but which is non-recourse to us) through capital contributions from affiliates of Lightstone, although there can be no assurances that this will be the case.
Impact of Restatement
On August 20, 2008, the Audit Committee of the Board of Trustees (the “Audit Committee”) of the Company, in consultation with members of the Company’s management, determined that the Company’s distributions to the owners of the common units of the Operating Partnership were incorrectly recorded on the Company’s consolidated financial statements. In addition, in February 2009, the Company also determined that a $4.2 million tax indemnification payment made in January 2006 was incorrectly recorded. Accordingly, the Company disclosed that the previously filed consolidated financial statements for the fiscal years ended December 31, 2006 and December 31, 2007 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 should no longer be relied upon because of the restatement of certain items in the consolidated financial statements.

DRAFT
Historically, the Company has accounted for distributions to the owners of the Operating Partnership common units as a dividend of the Company and has recorded such dividends as a reduction of retained earnings (or equity). However, as a result of a review of the appropriate accounting for these distributions by management, the Audit Committee determined that the Company should have accounted for these distributions as a distribution to minority interest-operating partnership (a liability account). In addition, the Company determined that the tax indemnification payment made in January 2006 that was previously capitalized as building improvements should have accounted for the payment as a charge to operations. Accordingly, the Company has restated its financial statements and other financial information for the years ended December 31, 2006 and 2007.
The effect of the restatement on prior period financial statements is discussed in Note 17 — Restatements and Note 18 — Interim Financial Information (unaudited) (as restated) to our consolidated financial statements included in this report. Additionally, information on the impact of the restatement on the 2007 and 2006 years is provided in Item 6 — Selected Financial Data.
Our results reflect the general weakness in the office leasing market in the Chicago metropolitan area over the past several years. Because of this weakness in the leasing market, we have been challenged to retain existing tenants and locate new tenants for our vacant and non-renewing space at acceptable economic rental rates. In addition, the supply of downtown Chicago office space continues to grow, principally as a result of the construction of new office buildings. As these buildings continue to come on line in the next few years, the additional supply may add to the challenge.
Our management is addressing this challenge by increasing our marketing efforts both through working with the office brokerage community and in direct marketing campaigns to prospective users of office space in our market, as well as investing in targeted capital expenditures to improve our properties in order to enhance our position in our market.

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Results of Operations
Comparison of the Year ended December 31, 2007 to the Year ended December 31, 2006
The table below represents selected operating information for our portfolio. Property revenues include rental revenues, tenant reimbursements and other property operating revenues. Property operating expenses include real estate taxes, utilities and other property operating expenses.

	2007	2006	$ Change	% Change
	(dollars in thousands)
	As Restated	As Restated
Property revenues	$87,654	$94,590	$(6,936)	(7.3)%
Services Company revenues	3,359	2,806	553	19.7

Total revenues	91,013	97,396	(6,383)	(6.6)

Property operating expenses	47,780	47,240	540	1.1
Depreciation and amortization	32,585	34,483	(1,898)	(5.5)
General and administrative	6,210	6,393	(183)	(2.9)
Services Company operations	2,835	3,972	(1,137)	(28.6)

Loss on tax indemnification	—	4,200	(4,200)	(100.0)

Total expenses	89,410	96,288	(6,878)	(7.1)

Operating income	1,603	1,108	495	44.7
Loss from investments in unconsolidated joint ventures	(49,687)	(9,145)	(40,542)	(443.3)
Interest and other income	2,961	2,850	111	3.9
Interest:
Expense	(36,610)	(42,183)	5,573	13.2
Amortization of deferred financing costs	(910)	(3,146)	2,236	71.1
Gain on sales of real estate and joint venture interests	—	19,460	(19,460)	(100.0)
Distributions and losses to minority partners in excess of basis	(14,222)	—	(14,222)	—

Loss from continuing operations before minority interests	(96,865)	(31,056)	(65,809)	(211.9)
Minority interests	37,821	39,703	(1,882)	(4.7)

(Loss) income from continuing operations	(59,044)	8,647	(67,691)	(782.8)
Discontinued operations, net of minority interests	26	—	26	—

Net (loss) income	$(59,018)	$8,647	$(67,665)	(782.5)%

Property Revenues. The decrease of $6.9 million in property revenues was primarily attributable to the expiration of two leases at our 330 N. Wabash Avenue property in August 2006 and May 2007 ($8.1 million) and the expiration of a lease at our 800-810 Jorie Boulevard property in August 2007 ($0.5 million). The decrease was partially offset by the recognition of management fee income for an office and retail building located at 1407 Broadway Avenue in New York, New York, which is owned by an affiliate of Lightstone ($0.6 million), increased occupancy at our 180 N. LaSalle Street property ($0.5 million) and termination fees for a lease at our 330 N. Wabash Avenue property ($0.4 million).
Services Company Revenues. The increase of $0.6 million in our Services Company revenues during 2007 was primarily due to increased leasing commission income as a result of increased leasing activity at The United Building.
Property Operating Expenses. The increase of $0.5 million in property operating expenses was primarily attributable to an increase in utility rates for our properties ($1.1 million), bad debt expense associated with a tenant at our 800-810 Jorie Boulevard property ($0.9 million), architectural fees associated with our 330 N. Wabash Avenue property ($0.3 million), increased snow removal costs for our properties ($0.3 million) and increased repairs and maintenance at our 800-810 Jorie Boulevard property ($0.2 million). The increase was partially offset by adjustments to prior year real estate tax estimates ($1.3 million) and reduced real estate tax projections for our properties ($1.1 million).

DRAFT
Depreciation and Amortization. The decrease of $1.9 million in depreciation and amortization in 2007 was primarily attributable to the expiration of two leases at our 330 N. Wabash Avenue property in August 2006 and May 2007, at which time the tenant related assets became fully depreciated ($3.3 million) in 2007 and various other lease expirations at our properties resulting in decreased depreciation and amortization ($1.3 million). The decrease was partially offset by the accelerated depreciation and amortization of tenant improvements and in-place lease values due to the lease amendment executed with a tenant at our Continental Towers property ($2.7 million).
Services Company Operations. The decrease of $1.1 million in Services Company operations was primarily due to a decrease in salaries and benefits ($0.6 million) combined with a reduction in the provision for income taxes ($0.5 million) as a result of a reduction in management fee income from 2006.
Loss on Tax Indemnification. The decrease of $4.2 million in loss on tax indemnification was the result of a January 2006 tax indemnification payment for our Continental Towers property. The tax indemnification payment was made to obtain the release of the Company from further potential liability to one of the parties to a tax indemnification agreement relating to Continental Towers.
Loss From Investments in Unconsolidated Joint Ventures. The increase of $40.5 million in loss from investments in unconsolidated joint ventures was primarily due to the allocation of losses from our investment in a membership interest in an entity that owns extended-stay hotel properties ($47.8 million). This was partially offset by the sale of the Citadel Center property in November 2006 and liquidation of our 30.0% joint venture interest ($5.5 million) relating to that property and improved operating results from our equity investment in The United Building ($1.8 million) due to increased depreciation and amortization in 2006 related to the termination of a tenant lease.
Interest Expense. The decrease of $5.6 million in interest expense was primarily due to $12.7 million in interest expense recognized during 2006 for the IPC Investments Holding Canada Inc. loan (the “IPC Loan”) ($9.7 million) and a portion of the PGRT Equity LLC (“Prime Equity”) loan ($3.0 million) that were retired in the fourth quarter of 2006 in connection with the sale of Citadel Center. These decreases were partially offset by increases in our 2007 interest expense related to the Citicorp Loan associated with our investment in June 2007 in the entity that owns ESH ($5.6 million) and the November 2006 refinancing of the debt related to our Continental Towers properties ($1.1 million). In addition, the increase in the average LIBOR from 5.1% in 2006 to 5.3% in 2007 led to a $0.4 million increase in interest expense related to our variable rate debt collateralized by our 330 N. Wabash Avenue property. (See Note 4 — Mortgage Notes Payable — to our consolidated financial statements included in this report for further information).
Amortization of Deferred Financing Costs. The decrease of $2.2 million in the amortization of deferred financing costs was primarily attributable to the realization of all deferred financing costs at the time of debt retirement in 2006.
Gain on Sale of Real Estate and Joint Venture Interests. The decrease of $19.5 million in gain on sales of real estate and joint venture interests was primarily due to the gain of $18.8 million from the sale of our joint venture interest in the Citadel Center property in November 2006.
Distributions and losses to minority partners in excess of basis. The increase of $14.2 million in distributions and losses to minority partners in excess of basis represents current year losses resulting in a deficit position in the minority interest balance. Losses in excess of the minority interest basis have been charged to operations as a result of the minority interest holder having no contractual obligation to return such amounts, to fund operations nor restore any capital deficits.
Discontinued Operations. Discontinued operations include the results of operations of our 1051 North Kirk Road property, which is classified as property held for sale on our consolidated balance sheets, our former Narco River Business Center property, which was sold in May 2007, and the residual effects related to properties sold in prior years.

DRAFT
Comparison of the Year ended December 31, 2006 to the Year ended December 31, 2005
The table below represents selected operating information for our portfolio. Property revenues include rental revenues, tenant reimbursements and other property operating revenues. Property operating expenses include real estate taxes, utilities and other property operating expenses.

	2006	2005	$ Change	% Change
	As Restated
	(dollars in thousands)
Property revenues	$94,590	$92,834	$1,756	1.9%
Services Company revenues	2,806	2,196	610	27.8

Total revenues	97,396	95,030	2,366	2.5

Property operating expenses	47,240	47,707	(467)	(1.0)
Depreciation and amortization	34,483	29,553	4,930	16.7
General and administrative	6,393	7,708	(1,315)	(17.1)
Services Company operations	3,972	4,062	(90)	(2.2)
Loss on tax indemnification	4,200	—	(4,200)	(100.0)
Severance costs	—	394	(394)	(100.0)
Strategic alternative costs	—	10,288	(10,288)	(100.0)

Total expenses	96,288	99,712	(3,424)	(3.4)

Operating income (loss)	1,108	(4,682)	5,790	123.6
Loss from investments in unconsolidated joint ventures	(9,145)	(13,022)	3,877	29.8
Interest and other income	2,850	2,596	254	9.8
Interest:
Expense	(42,183)	(23,940)	(18,243)	(76.2)
Amortization of deferred financing costs	(3,146)	(1,288)	(1,858)	(144.3)
Gain on sales of real estate and joint venture interests	19,460	10,025	9,435	94.1

Loss from continuing operations before minority interests	(31,056)	(30,311)	(745)	(2.4)

Minority interests	39,703	25,259	14,444	57.2

Income (loss) from continuing operations	8,647	(5,052)	13,699	271.1
Discontinued operations, net of minority interests	—	(10,200)	10,200	100.0

Net income (loss)	$8,647	$(15,252)	$23,935	156.9%

Property Revenues. The increase of $1.8 million in property revenues was primarily attributable to increased straight-line rent as a result of the Acquisition ($1.8 million), other income associated with the sale of Citadel Center ($0.6 million), increased other property revenues due to higher parking revenues at 330 N. Wabash Avenue ($0.5 million) and management fee income from 77 West Wacker and Citadel Center ($0.4 million). The increase was partially offset by the amortization of the above-market and below-market lease values as a result of the Acquisition, recorded as a reduction of rental revenue ($1.2 million), and lower tenant reimbursements due to reduced property operating expenses ($0.1 million).
Services Company Revenues. The increase of $0.6 million in our Services Company revenues during 2006 was primarily due to increased leasing commission income from the joint ventures due to increased leasing activity.
Property Operating Expenses. The decrease of $0.5 million in property operating expenses was primarily attributable to reduced real estate tax projections primarily at our 330 N. Wabash Avenue property ($1.6 million) and lower bad debt expense ($0.2 million), partially offset by increased utilities due to higher rates ($1.1 million) and increased repairs and maintenance occurring at our 330 N. Wabash Avenue, 180 North LaSalle Street and Continental Towers properties ($0.3 million).
Depreciation and Amortization. The increase of $4.9 million in depreciation and amortization was primarily attributable to the increase in depreciable basis of the tangible and intangible assets as a result of the Acquisition.
General and Administrative. The decrease of $1.3 million in general and administrative expenses was primarily due to lower directors and officers insurance expense ($1.2 million).

DRAFT
Loss on Tax Indemnification. The increase of $4.2 million in loss on tax indemnification was the result of a January 2006 tax indemnification payment for our Continental Towers property. The tax indemnification payment was made to obtain the release of the Company from further potential liability to one of the parties to a tax indemnification agreement relating to Continental Towers.
Strategic Alternative Costs. The $10.3 million decrease in strategic alternative costs is primarily due to the settlement payment made in 2005 to settle certain litigation ($7.0 million) and a reduction in legal, consulting and professional fees which were higher in 2005 as a result of the Acquisition.
Loss From Investments in Unconsolidated Joint Ventures. The decrease of $3.9 million in loss from investments in unconsolidated joint ventures was primarily due to increased straight-line rent revenue ($3.7 million), a reduction of distributions paid to our joint venture partner ($1.7 million) and a reduction of real estate taxes net of associated recovery revenue ($0.7 million) all at our Citadel Center property. This decrease was partially offset by an increase in depreciation and amortization for the tangible and intangible basis of the joint venture properties as a result of the Acquisition ($2.3 million).
Interest and Other Income. The increase of $0.3 million in interest and other income was primarily due to an increase in interest income related to our short-term investments and restricted escrow accounts, which was the result of an increase in average interest rates on investment from 3.0% in 2005 to 4.9% in 2006, while the average balance was unchanged.
Interest Expense. The increase in interest expense of $18.2 million was primarily the result of $9.7 million, $4.6 million and $1.1 million of additional interest expense in 2006 compared to 2005 for the IPC Loan, Citicorp Loans and the Continental Towers refinancing, respectively. Additionally, the increase in the average LIBOR from 3.5% in 2005 to 5.0% in 2006 led to a $3.6 million increase in interest expense related to our variable rate debt collateralized by our 330 N. Wabash Avenue property.
Amortization of Deferred Financing Costs. The increase of $1.9 million in amortization of deferred financing costs was primarily attributable to the write-off of unamortized deferred financing fees related to the repayments of the IPC Loan and a portion of the Citicorp Loan.
Minority Interests. The increase of $28.7 million in minority interests was primarily due to the Acquisition. As a result of the Acquisition, minority interest percentage ownership increased from 11.5% to 99.1%.
Discontinued Operations. Discontinued operations reflect net income (loss) (including provision for asset impairment and lease termination revenue) and gain (loss) on sales of real estate for operating properties which have been sold. Discontinued operations include the results of operations of our 208 South LaSalle Street property, which was sold in December 2005, and the residual effects related to properties sold in prior years. The decrease in the loss from discontinued operations of $10.2 million was primarily attributable to a provision for asset impairment associated with our 208 South LaSalle Street property ($15.1 million), partially offset by a gain from operations associated with our 208 South LaSalle Street property in 2005 ($2.3 million), a gain on sale of a portfolio of our industrial properties upon finalization of our related obligation under a tax indemnity in 2005 ($0.7 million), a decrease in projected real estate taxes associated with our former 33 West Monroe Street property in 2005 ($0.3 million) and a change in minority interests ($1.6 million).
Gain on Sales of Real Estate and Joint Venture Interests. The increase of $9.4 million in gain on sales of real estate and joint venture interests was primarily due to a recognized gain of $18.8 million from the sale of our joint venture interest in the Citadel Center property in November 2006. In addition, we recognized a gain of $0.6 million as a result of the sale of a land parcel located in Libertyville, Illinois during the second quarter of 2006. Partially offsetting the increase was a $9.8 million gain in 2005 from the Citadel Center joint venture as a result of the receipt of a contingent purchase price resulting from a leasing earn-out we met under the joint venture agreement.

DRAFT
Liquidity and Capital Resources
Recent Developments.
On December 20, 2007, our Board declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the fourth quarter of 2007 dividend period. The quarterly dividend had a record date of January 10, 2008 and was paid on January 31, 2008.
The United Building Sale. On January 7, 2008, we completed the sale of our 50.0% common joint venture interest in The United Building located at 77 West Wacker Drive in Chicago, Illinois to our joint venture partner. The sale price was $50.0 million, subject to customary pro-rations and adjustments. We recognized a gain of $29.4 million and we used $18.8 million of the net proceeds to retire the outstanding balance on two Citicorp mezzanine loans.
Two of the Company’s subsidiaries entered into a management and leasing agreement at closing providing that they will be the manager and leasing agents for The United Building through January 6, 2013, subject to the terms of the agreement, including the owner’s right to terminate the agreement early upon 30 days notice.
BHAC Capital IV, L.L.C. In January 2008, PGRT ESH was informed that BHAC Capital IV, L.L.C. (“BHAC”), was temporarily suspending distributions on the membership units held by PGRT ESH, and the suspension is estimated to last through 2008. Since that time, the debt service on the Citicorp Loan, which is non-recourse to PGRT ESH, was funded with the proceeds of a $4.4 million capital contribution by Prime Office to the Company and, in turn, to PGRT ESH.
On February 12, 2008, our Board declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the first quarter of 2008 dividend period. The quarterly dividend had a record date of March 31, 2008 and was paid on April 30, 2008. In addition, our Board also declared a distribution to the holders of the 26,488,389 common units in the Operating Partnership and our 236,483 common shares, in an amount of $0.112255 per unit/share and having a record date of February 12, 2008 and a payment date of February 13, 2008.
330 N. Wabash Avenue Hotel Sale. On March 18, 2008, one of our subsidiaries, 330 N. Wabash Avenue, L.L.C. (“330 LLC”), completed the sale of Floors 2 through 13 of our 330 N. Wabash Avenue property to Modern Magic Hotel, LLC (the “Hotel Buyer”) for the purchase price of $46.0 million, subject to customary prorations and adjustments as provided in the purchase and sale agreement. The Hotel Buyer has an option to purchase the 14th Floor of our 330 N. Wabash Avenue property for $5.0 million (subject to escalation by CPI and certain other adjustments), in which case the proceeds would be used to partially prepay the mortgage loan encumbering the property. The Hotel Buyer and 330 LLC have also entered into a Declaration of Covenants, Conditions, Restrictions and Easements and various other documents that provide for necessary cross-easements and sharing of common area costs. The purchase and sale agreement includes a covenant by 330 LLC to perform certain asbestos removal, demolition and pre-construction work on all floors subject to the sale. 330 LLC deposited $10.7 million at closing into construction escrows with the title insurance company and $2.1 million with one of the mortgage lenders to be used for such costs. These obligations were recorded as a liability and charged against the gain when determining the book gain on sale. We recognized a book gain on the sale of approximately $9.8 million. The net proceeds from the Hotel sale, together with the proceeds from the loans referred to below, and a payment of $31.5 million from the Operating Partnership, were used to repay the prior debt on our 330 N. Wabash Avenue property and fund all of the escrows and cash deposit referred to above.

DRAFT
The Loans required the establishment of various customary and negotiated leasing, tenant improvements, real estate tax, ground lease rent, capital improvements, debt service and insurance reserves, all as more fully set forth in the loan documents, and totaling $6.5 million at closing (not including the escrows with the title insurance company referred to above). Net cash flow from the Office Property and the Parking Garage will be deposited into the escrows to fund future leasing, capital improvements and other costs relating to the Office Property and the Parking Garage.
1051 N. Kirk Road Sale. On May 2, 2008, we closed on the sale of our 1051 North Kirk Road property, a 120,004 square foot industrial property located in Batavia, Illinois. The net proceeds from the sale of $4.1 million were used to pay a release price to the lender of $4.2 million on the property. We recognized a book gain of $0.5 million in the second quarter of 2008.
On May 2, 2008, our Board declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the second quarter of 2008 dividend period. The quarterly dividend has a record date of July 10, 2008 and a payment date of July 31, 2008.
In addition, on May 2, 2008, our Board declared a distribution to the holders of the 26,488,389 common units in the Operating Partnership and a dividend to the holder of our 236,483 common shares, in an amount of $0.561275 per unit/share and having a record date of May 2, 2008 and a payment date of May 2, 2008.
BHAC Capital IV, L.L.C. Effective June 10, 2008, PGRT ESH extended the maturity date of the Citicorp Loan in the original principal amount of $120 million, from June 10, 2008 until June 15, 2009. The interest rate for the extension is at PGRT ESH’s election (a) one or three-month LIBOR plus 6% or (b) the lender’s base rate plus 4% per annum. The loan is non-recourse to PGRT ESH and is secured by, among other things, a pledge of PGRT ESH’s membership interest in BHAC, an entity that owns 100% of ESH. The loan is guaranteed by David Lichtenstein, the Chairman of our Board of Trustees, and Lightstone Holdings, LLC (“Guarantors”), both of which are affiliates of our parent company. In addition, affiliates of Guarantors recently repaid $25.0 million of principal of the loan and have been paying the debt service on the loan, all as capital contributions to the Company and, in turn, to PGRT ESH.
The loan extension has a $3.0 million restructuring fee payable in three installments through September 30, 2008, $2.0 million of which has already been paid by affiliates of Guarantors. The loan also has a $1.1 million exit fee. Future partial principal repayments of the loan are due as follows: (i) $5.0 million on July 31, 2008, (ii) $20.0 million on September 30, 2008, (iii) $20.0 million on December 31, 2008 and (iv) $20.0 million on March 31, 2009. Of the amount due on September 30, 2008 $10.0 million may be deferred at PGRT ESH’s election until December 31, 2008 provided that the interest rate on the loan will then increase by 2% per annum until such amount is paid. It is currently anticipated that all or a portion of these required repayments will be funded by affiliates of the Guarantors, although there can be no assurances that this will be the case.
4343 Commerce Court Refinancing. On June 4, 2008, we refinanced our 4343 Commerce Court property with a first mortgage loan in the principal amount of $11.6 million from Leaders Bank, with $0.9 million available for future fundings related to leasing costs. The proceeds of the loan were primarily utilized to repay the existing first mortgage loan encumbering the property in the principal amount of $10.2 million. The new loan bears interest at the variable rate of LIBOR plus 2.0% and has an interest rate collar that contains an interest rate ceiling of 6.5% and an interest rate floor of 4.5%. This loan has a 5-year term and requires monthly amortization payments based on a thirty-year amortization schedule.

DRAFT
Liquidity. We require cash to pay our operating expenses, make capital expenditures, fund tenant improvements and leasing costs, pay distributions/dividends and service our debt and other short-term and long-term liabilities. Cash on hand and net cash provided from operations represent our primary sources of liquidity to fund these expenditures. In assessing our liquidity, key components include our net income adjusted for non-cash and non-operating items, and current assets and liabilities, in particular accounts receivable, accounts payable and accrued expenses. For the longer term, our debt and long-term liabilities are also considered key to assessing our liquidity.
In order to qualify as a REIT for federal income tax purposes, we must distribute 90.0% of our taxable income (excluding capital gains) annually. At this time, we are current on the payment of dividends on our Series B Shares. There can be no assurances as to the timing and amounts of any future dividends on our Series B Shares and the fact that we are current on dividends on our Series B Shares at this time should not be construed to convey any degree of certainty with respect to future preferred dividend payments. Our management and Board review our cash position, the status of potential capital events, debt levels and requirements for cash reserves each quarter prior to making any decision with respect to paying distributions/dividends. Dividends on our common shares may not be made until all accrued dividends on our Series B Shares are declared and paid or set apart for payment. Future distributions/dividends will depend on the actual cash available for distribution, our financial condition, current and future capital requirements, the completion or status of any capital transactions, including refinancings and asset sales, the annual distribution requirements under the REIT provisions of the Code and such other factors as our Board deems relevant.
Our anticipated cash flows from operations combined with cash on hand are expected to be sufficient to fund our anticipated short-term capital needs over the next twelve months. In 2008, we anticipate the need to fund significant capital expenditures to retenant and/or redevelop space that has been previously vacated, or is anticipated to be vacated, or renew leases which are expiring during the year. In order to fund these and our other short-term and long-term capital needs, we expect to utilize available funds from cash on hand, cash generated from our operations and existing or future escrows with lenders. In addition, we may enter into capital transactions, which could include asset sales, refinancings and modifications or extensions of existing loans. There can be no assurances that any capital transactions will occur or, if they do occur, that they will yield adequate proceeds to fund our long-term capital needs or will be on terms favorable to us.
The financial covenants contained in some of our loan agreements and guarantee agreements with our lenders include minimum ratios for debt service coverage and other financial covenants. As of December 31, 2007, we are in compliance with the requirements of all of our financial covenants. We were not in compliance with one of our non-financial covenants with a lender. We obtained an extension on this covenant relating to filing of financial statements through July 31, 2008 and did not incur penalties or restrictions related to the covenant.
As a requirement of our lenders, we maintain escrow accounts and restricted cash balances for particular uses. At December 31, 2007, these accounts totaled $41.7 million. These escrows relate to $17.3 million in escrow for capital and tenant improvements, $9.8 million in escrow for real estate taxes and insurance, $6.3 million in escrow representing lease obligations, $3.0 million in escrow for depository accounts, $1.0 million in escrow related to environmental remediation and a remaining $4.3 million in escrow for various other purposes.

DRAFT
Given our current level of debt, limited availability of unencumbered collateral and our current financing arrangements, we may not be able to obtain additional debt financing, refinance or extend our existing financings or, if we are able to do the foregoing, negotiate terms that are fair and reasonable. The following tables disclose our contractual obligations and commercial commitments as of December 31, 2007:
(B)
We had a 50.0% common interest in an unconsolidated real estate joint venture that owned The United Building. The amount shown includes 50.0% of the balance of the $161.6 million mortgage note payable secured by the property.

In addition, we have a 23.1% interest in an unconsolidated real estate venture, which owns a 0.1 million square foot office property in Phoenix, Arizona and subsequent to the sale of three of the four buildings owned by the venture in August 2005, is unencumbered.

(C)
We estimate our maximum possible exposure on tax indemnifications to be $14.0 million if the remaining indemnity property had been sold as of December 31, 2007. See Note 15 — Commitments and Contingencies — Tax Indemnities to our consolidated financial statements included in this report for further information.

(D)
This represents a liability for asbestos abatement at our 330 N. Wabash Avenue property. See Note 15 — Commitments and Contingencies — Environmental to our consolidated financial statements included in this report for further information.

(E)
Dividends are cumulative and payable at a 9.0% annual rate each quarter that our Series B Shares remain outstanding. On March 22, 2007, our Board declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the first quarter of 2007 dividend period. This quarterly dividend had a record date of April 9, 2007 and a payment date of April 30, 2007. On June 21, 2007, our Board declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the second quarter of 2007 dividend period. This quarterly dividend had a record date of July 6, 2007 and a payment date of July 31, 2007. On September 24, 2007, our Board declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the third quarter of 2007 dividend period. This quarterly dividend had a record date of October 8, 2007 and a payment date of October 31, 2007. On December 20, 2007, our Board declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the fourth quarter of 2007 dividend period. The quarterly dividend had a record date of January 10, 2008 and a payment date of January 31, 2008. Under our Charter, these dividends are deemed to be quarterly dividends relating to the first, second, third and fourth quarter 2007 dividend periods, the earliest accrued but unpaid quarterly dividends on our preferred shares.

With respect to the payment of the dividends referred to above, there can be no assurance as to the timing and amounts of any future dividends, and the payment of dividends at this time should not be construed to convey any degree of certainty with respect to future dividend payments. Management and our Board review the Company’s cash position, the status of potential capital events, debt levels and the Company’s requirements for cash reserves each quarter prior to making any decision with respect to paying dividends.

The holders of our Series B Shares have the right to elect two additional members to our Board if six consecutive quarterly dividends on our Series B Shares are not made. The term of any trustees elected by the Series B shareholders will expire whenever all arrears in dividends on the Series B Shares have been paid and current dividends declared and set apart for payment.

DRAFT
Tenant Concentration. The following represents our five largest tenants in 2007 based on gross revenue recognized during 2007:

	Gross
	Tenant	% Of Our Total	Lease
Tenant	Revenue	Revenue	Expiration
	(dollars in thousands)
Jenner & Block (1)	$13,339	11.9%	April 2010
Ameriquest Mortgage Company	6,736	6.0	June 2011
Accenture	5,124	4.6	July 2015
Jones Day (2)	3,409	3.0	September 2022
United Airlines (2)	3,402	3.0	February 2022

	$32,010	28.5%

(1)	We have been informed that Jenner & Block will not be renewing their lease at expiration.

(2)
These are tenants of The United Building in which we had an ownership interest in the joint venture that owned the office property until our sale of such interest in January 2008 to our joint venture partner.

If one or more of the tenants listed above at properties we still own were to experience financial difficulties and cease paying rent or fail to renew their lease at the expiration of its term, our cash flow and earnings would likely be negatively impacted in the near term and possibly the long term. The extent and length of this would be impacted by several factors, including:
•	the nature of the financial difficulties;

•	our ability to obtain control of the space for re-leasing;

•	market conditions;

•	the length of time it would require for us to re-lease the tenant’s space; and

•	whether the tenant’s rent was above or below market.
Property Sales. On May 22, 2007, we closed on the sale of our Narco River Business Center property located in Calumet City, Illinois, for a sales price of $7.4 million. We recognized a gain of $2.2 million and retired debt of $2.7 million related to this property.
Preferred Shares. Our Series B Shares rank senior to our common shares as to the payment of dividends. Our Series B Shares may be redeemed at our option at a redemption price of $25.00 per share plus accrued and unpaid dividends. The redemption price is payable solely out of the proceeds from our sale of other capital shares of beneficial interest.
On December 30, 2005, our Board declared a quarterly dividend of $0.5625 per share on our Series B Shares for the fourth quarter of 2005 for the shareholders of record on January 16, 2006. This dividend was paid on January 31, 2006. On February 9, 2006, our Board declared (i) a quarterly dividend on our Series B Shares for the first quarter of 2006 of $0.5625 per share with a record date of March 31, 2006 and a payment date of April 28, 2006 and (ii) a common distribution to the holders of the 26,488,389 common limited partnership interests in the Operating Partnership and declared a dividend to the holder of our 236,483 common shares, in an amount of $2.8438 per unit/share having a record date of February 9, 2006 and a payment date of February 10, 2006. On June 14, 2006, our Board decided not to declare a quarterly distribution on the Series B Shares for the second quarter of 2006, based on the Board’s review of our current capital resources and liquidity needs and the timing and uncertainty of certain previously anticipated capital events. On September 22, 2006, our Board declared a quarterly dividend on our Series B Shares for the second quarter 2006 of $0.5625 per share. The quarterly dividend had a record date of October 6, 2006 and a payment date of October 31, 2006. On December 14, 2006, based on the Board’s review of our current capital resources and liquidity needs and the completion of certain capital events, our Board decided to bring dividends on the Series B Shares current and declared for payment two quarterly dividends for the third and fourth quarters of 2006 on our Series B Shares of $0.5625 per share, per quarter, for a total dividend of $1.125 per share. The dividends had a record date of January 5, 2007 and a payment date of January 31, 2007.

DRAFT
On March 22, 2007, our Board declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the first quarter of 2007 dividend period. This quarterly dividend had a record date of April 9, 2007 and a payment date of April 30, 2007. On June 21, 2007, our Board declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the second quarter of 2007 dividend period. This quarterly dividend had a record date of July 6, 2007 and a payment date of July 31, 2007. On September 24, 2007, our Board declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the third quarter of 2007 dividend period. This quarterly dividend had a record date of October 8, 2007 and a payment date of October 31, 2007. On December 20, 2007 our Board declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the fourth quarter of 2007 dividend period. The quarterly dividend had a record date of January 10, 2008 and a payment date of January 31, 2008. Under our Charter, these dividends are deemed to be quarterly dividends relating to the first, second, third and fourth quarter 2007 dividend periods, the earliest accrued but unpaid quarterly dividends on our preferred shares.
Dividends paid in the amount of $2.8125 per share in 2007 on our Series B Shares have been determined to be ordinary dividends of $1.40625 per share and a return of capital of $1.40625 per share. There can be no assurances as to the timing and amounts of any future dividends on our Series B Shares and the payment of preferred dividends at this time should not be construed to convey any degree of certainty with respect to future preferred dividend payments. The holders of Series B Shares have the right to elect two additional members to our Board if six consecutive quarterly dividends on our Series B Shares are outstanding. The term of any trustees elected by the holders of the Series B Shares will expire whenever the total dividend arrearage on our Series B Shares has been paid and current dividends have been declared and set apart for payment.
Tax Indemnity Agreements. On December 12, 1997, we purchased and amended the mortgage note encumbering the property known as Continental Towers located in Rolling Meadows, Illinois. As part of this transaction (the “Continental Transaction”), we entered into a Tax Indemnity Agreement pursuant to which we agreed to indemnify the two limited partners of the limited partnership which then owned the property, Mr. Casati and Mr. Heise, for, among other things, the federal and applicable state income tax liabilities that result from the income or gain which they recognize upon refinancing, sale, foreclosure or other action taken by us with respect to the property or the mortgage note.
On January 10, 2006, we and Casati and Heise, amended the foregoing Tax Indemnity Agreement to among other things, terminate the Tax Indemnity Agreement as it related to Mr. Casati; which had the effect of reducing the Operating Partnership’s estimated maximum liability in the event of the consummation of a taxable transaction relating to Continental Towers, calculated at current tax rates, from approximately $53.2 million to $14.0 million.
In connection with the foregoing amendment, we made a payment to Mr. Casati of $4.2 million and Mr. Casati released us from all obligations under the Amended Tax Indemnity Agreement relating to Mr. Casati. This payment was recorded as loss on tax indemnification in our consolidated financial statements. The tax indemnity obligation referred to above to Mr. Heise is the sole remaining tax indemnity agreement relating to the Company.
The terms of these agreements are discussed in Note 15 — Commitments and Contingencies to our consolidated financial statements included in this report.

DRAFT
Historical Cash Flows

	Year ended December 31
	2007	2006	$ Change	% Change
	(dollars in thousands)
		As Restated
Net cash provided by operating activities	$1,134	$638	$496	77.7%
Net cash (used in) provided by investing activities	$(129,700)	$70,603	$(200,303)	(283.7)%
Net cash provided by (used in) financing activities	$106,348	$(28,739)	$135,087	470.0%
Cash Flows from Operating Activities. Net cash provided by operating activities was $1.1 million for the year ended December 31, 2007 compared to $0.6 million for the year ended December 31, 2006 — an increase of $0.5 million. The increase was primarily due to a $1.1 million refund of real estate taxes in the first quarter of 2007 associated with a former property and a $0.6 million lease termination fee from a tenant at our 330 N. Wabash Avenue property in the second quarter of 2007. In addition, we experienced the following favorable changes: a payment in 2006 of $4.2 million related to an amended tax indemnity agreement related to our Continental Towers property that did not occur in 2007; a $1.1 million decrease in Services Company expenses due to reduced income taxes; a $1.0 million decrease in the payment of insurance premiums for our properties; a $0.6 million increase in Services Company revenue due to additional leasing commissions; and $0.6 million of management fees for an office and retail building located at 1407 Broadway Avenue in New York, New York, which is owned by an affiliate of Lightstone. The increase was partially offset by a $8.5 million reduction of rental and tenant reimbursements receipts due to lower occupancy, primarily at our 330 N. Wabash Avenue and Continental Towers properties.
Cash Flows from Investing Activities. Net cash (used in) provided by investing activities was $(129.7) million for the year ended December 31, 2007 compared to $70.6 million for the year ended December 31, 2006 — a decrease of $200.3 million. In 2007, we invested $120.0 million in a membership interest in the unconsolidated entity that owns ESH (see Note 11 — Investments in Unconsolidated Joint Ventures to our consolidated financial statements included in this report for further information). In addition, in 2006, $92.8 million was received from the sale of our joint venture interest in Citadel Center net of a $4.0 million distribution to IPC Prime Equity, LLC (“IPC Equity”). These decreases were partially offset by a $6.2 million return of capital received from our investment in the unconsolidated entity that owns ESH, proceeds received in 2007 of $4.7 million related to the sale of our Narco River property. In addition, a net of $2.3 million became unrestricted and available for use from our restricted escrow accounts in 2007, whereas, a net of $4.1 million became restricted in 2006.
Cash Flows from Financing Activities. Net cash provided by (used in) financing activities was $106.3 million for the year ended December 31, 2007 compared to $(28.7) million for the year ended December 31, 2006 — an increase of $135.0 million. This increase was primarily the result of $120.0 million in loan proceeds received on a non-recourse loan from Citicorp in June 2007, as compared to loan proceeds of $113.0 million in 2006. We also received net proceeds of $37.9 million from the refinancing of our Continental Towers property in 2006 and used these proceeds to pay $39.2 million of principal on the $58.0 million Citicorp mezzanine loan that was funded in January 2006. In addition, dividends paid in 2006 were $82.8 million compared to $11.3 million in 2007.

DRAFT

	Year ended December 31
	2006	2005	$ Change	% Change
	As Restated
	(dollars in thousands)
Net cash provided by (used in) operating activities	$638	$(5,423)	$6,061	111.8%
Net cash provided by (used in) investing activities	$70,603	$(57,786)	$128,389	222.2%
Net cash (used in) provided by financing activities	$(28,739)	$9,087	$(37,826)	(416.3)%
Cash Flows from Operating Activities. Net cash provided by (used in) operating activities was $0.6 million for the year ended December 31, 2006 compared to $(5.4) million for the year ended December 31, 2005 — an increase of $6.1 million. This increase is mainly attributable to a reduction in strategic alternative expenses of $10.3 million, a return on investment of $4.2 million, an increase in total revenues of $2.4 million and a decrease in general, administrative and severance expenses of $1.7 million in 2006 compared to 2005. This increase was partially offset by: a $6.4 million reduction of income from operations earned from our 208 South LaSalle Street property, which was sold in December 2005; a payment in 2006 of $4.2 million in connection with an amended tax indemnity agreement related to our Continental Towers property; and a $1.1 million tax refund received in 2005 related to our former 33 West Monroe Street property for taxes paid in 2004.
Cash Flows from Investing Activities. Net cash provided by (used in) investing activities was $70.6 million for the year ended December 31, 2006 compared to $(57.8) million for the year ended December 31, 2005 — an increase of $128.4 million. This increase was due to an increase of $88.6 million in distributions from the sale of our joint venture interest in Citadel Center and the sale of a land parcel located in Libertyville, Illinois, partially offset by a distribution of $4.0 million to IPC Equity. This compares to a $9.8 million receipt from the Citadel Center joint venture, a $3.9 million distribution received from the Plumcor/Thistle joint venture and $0.6 million in proceeds from the sale of a different Libertyville land parcel during 2005. In January 2006, loan proceeds of $55.0 million that were in a restricted escrow account in the fourth quarter of 2005 were funded to us and available for operations. Additionally, we funded $1.2 million into the escrows associated with two Citicorp mezzanine loans, and an additional $2.5 million for leasing costs and tenant improvements at our 330 N. Wabash Avenue property in 2006 compared to 2005.
Cash Flows from Financing Activities. Net cash (used in) provided by financing activities was $(28.7) million for the year ended December 31, 2006 compared to $9.1 million for the year ended December 31, 2005 — a decrease of $37.8 million. This decrease was primarily a result of loan activity and dividends paid. Specifically, loan proceeds received of $55.0 million that were in a restricted escrow account in the fourth quarter of 2005 became unrestricted and available for operations in January 2006. This $55.0 million loan was fully retired in conjunction with the previously discussed sale of Citadel Center. We received net proceeds of $37.9 million and $9.6 million from the refinancing of our Continental Towers property in 2006 and 2005, respectively. Proceeds from the 2006 Continental Towers refinancing were used to pay $39.2 million of principal on the $58.0 million Citicorp mezzanine loan that was funded in January 2006. Also, dividends totaling $82.8 million and $50.3 million were paid in 2006 and 2005, respectively.

DRAFT
longer determined to be effective, amounts held in accumulated other comprehensive income are reclassified into earnings over the term of the future cash outflows on the related debt.
Impairment of Long-Lived Assets. In evaluating our assets for impairment in accordance with SFAS No. 144, we record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired. Under SFAS No. 144, assets that display indicators of possible impairment are reviewed to see if their net book value will be recovered from estimated cash flows over an anticipated hold period. If these cash flows, plus the proceeds from a sale at the end of the anticipated hold period, are less than the net book value of the related asset, our policy is to record an impairment reserve related to the asset in the amount of the difference between its net book value and our estimate of its fair market value, less costs of sale. For assets held for sale, impairment is measured as the difference between carrying value and fair value, less cost to dispose. Fair value is based on estimated cash flows discounted at a risk-adjusted rate of interest. Property held for development is also evaluated for impairment.
At December 31, 2007, we determined that no reserves were warranted. In evaluating our other long-lived assets used in operations for impairment at December 31, 2007, we assumed anticipated hold periods of three to five years for our operating properties. In evaluating our property held for development, we concluded that development expenditures, including capitalized interest, were recoverable and no reserves were warranted at this time. However, as discussed under “Liquidity and Capital Resources”, if we determine that a capital transaction is desired, our anticipated hold periods for certain assets would be shortened and impairment reserves could be required. These reserves could have significant impacts on our operating results.
Minority Interest in Consolidated Real Estate Partnerships. Interests held in consolidated real estate partnerships by limited partners other than the Company are reflected as minority interest in consolidated real estate partnerships. Minority interest in real estate partnerships represents the minority partners’ share of the underlying net assets of the Company’s consolidated real estate partnerships. When these consolidated real estate partnerships make cash distributions in excess of net income, the Company, as the majority partner, records a charge equal to the minority partners’ excess of distributions over net income when the partnership has deficit equity. This charge is classified in the consolidated statements of operations as distributions and losses to minority partners in excess of basis. Losses are allocated to minority partners until such time as such losses exceed the minority interest basis, in which case the Company recognizes 100% of the losses in operating earnings. With regard to such consolidated real estate partnerships, approximately $14.2 million in losses related to the minority interest ownership were charged to operations for the year ended December 31, 2007, and no losses were charged to operations for the years ended December 31, 2006 and 2005.

DRAFT
Property Held for Sale. We evaluate held for sale classification of our owned real estate on a quarterly basis. Assets that are classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell. Assets are generally classified as held for sale once we commit to a plan to sell the property and have initiated an active program to market them for sale. The results of operations of these real estate properties are reflected as discontinued operations in all periods reported.
On occasion, we will receive unsolicited offers from third parties to buy individual properties. Under these circumstances, we will classify the properties as held for sale when a sales contract is executed with no contingencies and the prospective buyer has funds at risk to ensure performance.
Impact of Recently Issued Accounting Standards
We adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. FIN 48 defines a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides

DRAFT
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
The financial statements and supplementary data required by Regulation S-X are included in this Report on Form 10-K/A (Amendment No. 1) commencing on page F-1.

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
None.
ITEM 9A. CONTROLS AND PROCEDURES
(a) Evaluation of Disclosure Controls and Procedures (Restated)
As described above in the “Explanatory Note” to this Amendment and in Note 17 to our consolidated financial statements, on August 20, 2008, the Audit Committee, in consultation with members of our management, determined that our distributions to the owners of the common units of the Operating Partnership were incorrectly recorded in our consolidated financial statements. In addition, as disclosed in the Company’s Current Report on Form 8-K filed February 18, 2009, it was determined that a $4.2 million tax indemnification payment made in January 2006 was incorrectly recorded. Accordingly, we determined that we should restate our consolidated financial statements for the years ended December 31, 2006 and 2007 to correct the misclassifications.
Our management evaluated, under the supervision and with the participation of our Chief Executive Officer and our Executive Vice President — Capital Markets, the officer currently performing the function of our principal financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on that initial evaluation, our Chief Executive Officer and Executive Vice President — Capital Markets concluded that, as of December 31, 2007, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), were effective.
Subsequent to that evaluation and in connection with the restatement and filing of this Amendment, under the supervision and with the participation of our Chief Executive Officer and our Executive Vice President — Capital Markets, our management reevaluated the effectiveness of our disclosure controls and procedures and determined that our disclosure controls and procedures were not effective as of December 31, 2007. As described below, management concluded that our internal disclosure controls and procedures had a material weakness as of December 31, 2007 because of the failure of such controls to prevent the restatements disclosed above. We recognize that internal control over financial reporting is an integral component of our disclosure controls and procedures.
(b) Management’s Report on Internal Control over Financial Reporting (Restated)
Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Our system of internal control over financial reporting is designed to provide reasonable assurance to our management and our Board regarding the preparation and fair presentation of published financial statements.
Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

DRAFT
Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. In Management’s Report on Internal Control over Financial Reporting included in the Company’s original Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on July 23, 2008, management previously concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007. Management subsequently concluded, based on the failure of such controls to prevent the restatements described above, that the material weakness described below existed as of December 31, 2007. Accordingly, management has restated its report on internal control over financial reporting. Management has concluded that the Company’s internal control over financial reporting were not effective as of December 31, 2007 due to the material weakness further discussed below. Management’s evaluation was based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.
A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
In connection with the restatement of the Company’s financials statements as of December 31, 2006 and 2007, we identified the following material weakness in our internal control over financial reporting:
•
Accounting for distributions made to our minority interest partner. Specifically, our policies and procedures did not provide for periodic review of the proper accounting for distributions and dividends, and our personnel did not possess sufficient technical expertise related to the application of EITF 95-7 (Implementation Issues Related to the Treatment of Minority Interests in Certain Real Estate Investment Trusts). The Company had accounted for distributions to the owners of the Operating Partnership common units as a dividend of the Company and has recorded such dividends as a reduction of retained earnings (or equity) when it should have accounted for these distributions as a distribution to minority interest-operating partnership (a liability account).

•
Accounting for tax indemnity payment. The Company did not possess sufficient technical expertise related to the application of Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations.” The Company had determined that the tax indemnification payment made in January 2006 that was previously capitalized as building improvements as a purchase price allocation under SFAS No. 141 should have been charged to operations.

This annual report on Form 10-K/A does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

DRAFT
Plan for Remediation for Material Weakness
Management has prepared an action plan for the remediation of all identified deficiencies at December 31, 2007. The status of this plan will be monitored by management and reviewed by the Audit Committee periodically.
With respect to the identified material weakness, we will review and assess our internal controls, processes and procedures to timely and properly monitor, evaluate and record complex tax and accounting matters in accordance with US GAAP. In cases where complex accounting issues occur, we intend to consult with external financial reporting and accounting consultants to review and support our conclusions.
(c) Changes in Internal Control over Financial Reporting
There have not been any changes in our internal control over financial reporting during our last fiscal quarter within the fiscal year to which this annual report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 9B. OTHER INFORMATION
None.

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PRIME GROUP REALTY TRUST
PART IV
ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2007 (as restated) and 2006 (as restated)	F-3

Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2007 (as restated), December 31, 2006 (as restated), for the six months ended December 31, 2005 (successor company) and for the six months ended June 30, 2005 (predecessor company)
F-4

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2007 (as restated), December 31, 2006 (as restated), for the six months ended December 31, 2005 (successor company) and for the six months ended June 30, 2005 (predecessor company)
F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2007 (as restated), December 31, 2006 (as restated), for the six months ended December 31, 2005 (successor company) and for the six months ended June 30, 2005 (predecessor company)
F-6

Notes to Consolidated Financial Statements	F-8

Financial Statement Schedule

Schedule III — Real Estate and Accumulated Depreciation as of December 31, 2007 (as restated)	F-22

Financial Statements of Significant Subsidiary	F-54
All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

DRAFT
SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March      , 2009.

PRIME GROUP REALTY TRUST
By:	/s/ Jeffrey A. Patterson
	Name:	Jeffrey A. Patterson
	Title:	President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jeffrey A. Patterson	President, Chief Executive Officer and Trustee	March , 2009

Jeffrey A. Patterson	(Principal Executive Officer)

/s/ Paul G. Del Vecchio	Executive Vice President — Capital Markets	March , 2009

Paul G. Del Vecchio	(Principal Financial Officer)

/s/ Robert M. O’Connor	Vice President — Corporate Accounting	March , 2009

Robert M. O’Connor	(Principal Accounting Officer)

/s/ Bruno de Vinck	Trustee	March , 2009

Bruno de Vinck

/s/ David Lichtenstein	Chairman of the Board of Trustees	March , 2009

David Lichtenstein

/s/ Peyton (Chip) Owen, Jr.	Trustee	March , 2009

Peyton (Chip) Owen, Jr.

/s/ John M. Sabin	Trustee	March , 2009

John M. Sabin

/s/ Shawn R. Tominus	Trustee	March , 2009

Shawn R. Tominus

/s/ George R. Whittemore	Trustee	March , 2009

George R. Whittemore

DRAFT
PRIME GROUP REALTY TRUST
PART IV
ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(a) (1) Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2007 (as restated) and 2006 (as restated)	F-3

Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2007 (as restated), December 31, 2006 (as restated), for the six months ended December 31, 2005 (successor company) and for the six months ended June 30, 2005 (predecessor company)
F-4

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2007 (as restated), December 31, 2006 (as restated), for the six months ended December 31, 2005 (successor company) and for the six months ended June 30, 2005 (predecessor company)
F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2007 (as restated), December 31, 2006 (as restated), for the six months ended December 31, 2005 (successor company) and for the six months ended June 30, 2005 (predecessor company)
F-6

Notes to Consolidated Financial Statements	F-8

Financial Statement Schedule

Schedule III – Real Estate and Accumulated Depreciation as of December 31, 2007 (as restated)	F-22

Financial Statements of Significant Subsidiary	F-54
All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

DRAFT
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Trustees
Prime Group Realty Trust
  We have audited the accompanying balance sheets of Prime Group Realty Trust (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2007 and 2006 and the period from January 1, 2005 to June 30, 2005 (predecessor company) and the period from July 1, 2005 to December 31, 2005 (successor company). Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Item 15(a)(1). These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We did not audit the financial statements of BHAC Capital IV LLC (“BHAC”), a joint venture, the investment in which, as discussed in Note 11 to the financial statements, is accounted for by the equity method of accounting. The investment in BHAC was $65,985,000 as of December 31, 2007 and the equity in its net loss was ($47,848,000) for the year then ended. The financial statements of BHAC were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for BHAC, is based solely on the report of the other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prime Group Realty Trust as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006 and the period from January 1, 2005 to June 30, 2005 (predecessor company) and the period from July 1, 2005 to December 31, 2005 (successor company) in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
As discussed in Note 17 to the consolidated financial statements, the Company has restated its consolidated financial statements as of December 31, 2007 and 2006 and for the years then ended.

/s/ GRANT THORNTON LLP
Chicago, Illinois
July 22, 2008 (except for Note 17, as to which the date is March ___, 2009)

DRAFT
PRIME GROUP REALTY TRUST
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share and per share amounts)

	December 31	December 31
	2007	2006
	As Restated	As Restated
Assets
Real estate:
Land	$89,661	$90,936
Building and improvements	347,582	341,263
Tenant improvements	60,709	49,662
Furniture, fixtures and equipment	1,098	586

	499,050	482,447
Accumulated depreciation	(52,627)	(31,366)

	446,423	451,081
In–place lease value, net	15,035	25,493
Above–market lease value, net	16,396	23,265

	477,854	499,839
Property held for sale	3,691	3,740
Investments in unconsolidated entities	87,741	23,658
Cash and cash equivalents	37,893	60,111
Receivables, net of allowance for doubtful accounts of $1,074 and $402 at December 31, 2007 and 2006, respectively:
Tenant	402	1,018
Deferred rent	9,857	6,200
Other	1,204	2,202
Restricted cash escrows	41,696	43,998
Deferred costs, net	10,939	7,837
Other	639	1,410

Total assets	$671,916	$650,013

Liabilities and Shareholders’ Equity
Mortgage notes payable	$564,877	$450,547
Mortgage notes payable related to property held for sale	3,033	3,148
Liabilities related to property held for sale	165	110
Accrued interest payable	2,106	2,173
Accrued real estate taxes	19,871	21,302
Accrued tenant improvement allowances	10,337	8,849
Accounts payable and accrued expenses	13,102	9,822
Liabilities for leases assumed	3,958	4,962
Below–market lease value, net	7,442	11,868
Dividends payable	2,250	4,500
Other	8,418	7,587

Total liabilities	635,559	524,868
Minority interests:
Operating Partnership	—	20,770
Shareholders’ equity:
Preferred Shares, $0.01 par value; 30,000,000 shares authorized:
Series B – Cumulative Redeemable Preferred Shares, 4,000,000 shares designated, issued and outstanding	40	40
Common Shares, $0.01 par value; 100,000,000 shares authorized; 236,483 shares issued and outstanding	2	2
Additional paid–in capital	109,039	107,639
Distributions in excess of earnings	(72,724)	(3,306)

Total shareholders’ equity	36,357	104,375

Total liabilities and shareholders’ equity	$671,916	$650,013

See accompanying notes.

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PRIME GROUP REALTY TRUST
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(dollars in thousands, except per share amounts)

				Predecessor
	Successor Company			Company
	Year	Year	Six months	Six months
	ended	ended	ended	ended
	December 31	December 31	December 31	June 30
	2007	2006	2005	2005
	As Restated	As Restated
Revenue:
Rental	$49,019	$53,067	$26,411	$26,112
Tenant reimbursements	31,683	34,480	17,331	17,305
Other property revenues	6,952	7,043	2,855	2,820
Services Company revenue	3,359	2,806	1,094	1,102

Total revenue	91,013	97,396	47,691	47,339

Expenses:
Property operations	29,892	26,985	13,371	12,618
Real estate taxes	17,888	20,255	10,823	10,895
Depreciation and amortization	32,585	34,483	19,770	9,783
General and administrative	6,210	6,393	2,941	4,767
Services Company operations	2,835	3,972	1,593	2,469
Loss on tax indemnification	—	4,200	—	—
Severance costs	—	—	218	176
Strategic alternative costs	—	—	—	10,288

Total expenses	89,410	96,288	48,716	50,996

Operating income (loss)	1,603	1,108	(1,025)	(3,657)
Loss from investments in unconsolidated joint ventures	(49,687)	(9,145)	(6,998)	(6,024)
Interest and other income	2,961	2,850	1,271	1,325
Interest:
Expense	(36,610)	(42,183)	(12,163)	(11,777)
Amortization of deferred financing costs	(910)	(3,146)	(25)	(1,263)

Gain (loss) on sales of real estate and joint venture interests	—	19,460	(228)	10,253

Distributions and losses to minority partners in excess of basis	(14,222)	—	—	—

Loss from continuing operations before minority interests	(96,865)	(31,056)	(19,168)	(11,143)
Minority interests	37,821	39,703	23,460	1,799

(Loss) income from continuing operations	(59,044)	8,647	4,292	(9,344)
Discontinued operations, net of minority interests of $(2,919) for the year ended December 31, 2007, $45 for the year ended December 31, 2006, $(3,102) and $1,329 for the six months ended December 31, 2005 and for the six months ended June 30, 2005, respectively	26	—	27	(10,227)

Net (loss) income	(59,018)	8,647	4,319	(19,571)
Net income allocated to preferred shareholders	(9,000)	(9,000)	(4,500)	(4,500)

Net loss available to common shareholders	$(68,018)	$(353)	$(181)	$(24,071)

Basic and diluted earnings available to common shares per weighted–average common share:
Loss from continuing operations after minority interests and allocation to preferred shareholders	$(287.73)	$(1.49)	$(0.88)	$(0.59)
Discontinued operations, net of minority interests	0.11	—	0.12	(0.43)

Net loss available per weighted–average common share of beneficial interest – basic and diluted	$(287.62)	$(1.49)	$(0.76)	$(1.02)

Comprehensive (loss) income:
Net (loss) income	$(59,018)	$8,647	$4,319	$(19,571)
Other comprehensive income (loss) – interest rate protection agreements
Net unrealized gains arising during the year	—	—	2	39

Comprehensive (loss) income	$(59,018)	$8,647	$4,321	$(19,532)

See accompanying notes.

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PRIME GROUP REALTY TRUST
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 (AS RESTATED) AND 2006
(AS RESTATED) FOR THE SIX MONTHS ENDED DECEMBER 31, 2005 (SUCCESSOR
COMPANY) AND FOR THE SIX MONTHS ENDED JUNE 30, 2005 (PREDECESSOR
COMPANY)
(dollars in thousands, except for share and per share amounts)

				Accumulated	(Distributions
	Series B		Additional	Other	in Excess of)
	Preferred	Common	Paid–In	Comprehensive	Retained
	Shares	Shares	Capital	Loss	Earnings	Total

Balance at January 1, 2005	$40	$236	$381,293	$(468)	$(135,677)	$245,424
Net loss Predecessor Company	—	—	—	—	(19,571)	(19,571)
Series B – preferred share dividends declared ($1.125 per share)	—	—	—	—	(4,500)	(4,500)
Net unrealized gain on derivative instruments	—	—	—	39	—	39

Balance at June 30, 2005	$40	$236	$381,293	$(429)	$(159,748)	$221,392
Impact of applying push down accounting	(40)	(236)	(381,293)	429	159,748	(221,392)
Opening balance at date of Acquisition – July 1, 2005	40	2	105,539	—	—	105,581
Accretion of fair value of preferred stock	—	—	700	—	(700)	—
Net income Successor Company	—	—	—	—	4,319	4,319
Series B – preferred share dividends declared ($1.125 per share)	—	—	—	—	(4,500)	(4,500)

Balance at December 31, 2005	$40	$2	$106,239	$—	$(881)	$105,400
Accretion of fair value of preferred stock	—	—	1,400	—	(1,400)	—
Net income	—	—	—	—	8,647	8,647
Series B – preferred share dividends declared ($2.25 per share)	—	—	—	—	(9,000)	(9,000)
Common share dividends declared ($2.8438 per common share)	—	—	—	—	(672)	(672)

Balance at December 31, 2006 – as restated	$40	$2	$107,639	$—	$(3,306)	$104,375
Accretion of fair value of preferred stock	—	—	1,400	—	(1,400)	—
Net loss	—	—	—	—	(59,018)	(59,018)
Series B – preferred share dividends declared ($2.25 per share)	—	—	—	—	(9,000)	(9,000)

Balance at December 31, 2007 – as restated	$40	$2	$109,039	$—	$(72,724)	$36,357

See accompanying notes.

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PRIME GROUP REALTY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

				Predecessor
	Successor Company			Company
	Year	Year	Six months	Six months
	ended	ended	ended	ended
	December 31	December 31	December 31	June 30
	2007	2006	2005	2005
	As Restated	As Restated
Operating activities
Net (loss) income	$(59,018)	$8,647	$4,319	$(19,571)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Accretion of mortgage notes payable	(1,326)	(1,373)	(927)	—
Amortization of costs for leases assumed (included in rental revenue)	—	—	52	138
Amortization of above/below–market lease value (included in rental revenue)	2,222	2,987	1,762	—
Amortization of in–place lease value	9,919	14,141	8,956	—
Provision for doubtful accounts	996	96	(713)	(186)
Gain on sales of real estate and joint venture interests (gain (loss) of $2,220, $(6) and $709 for the year ended December 31, 2007, for the six months ended December 31, 2005 and for the six months ended June 30, 2005, respectively, included in discontinued operations)	(2,220)	(19,460)	(170)	(10,558)
Depreciation and amortization (including discontinued operations – See Note 9)	23,704	24,060	11,193	12,075
Distributions and losses to minority partners in excess of basis	14,222	—	—	—
Provision for asset impairment (asset impairments of $15,074 in 2005 included in discontinued operations)	—	—	—	15,074
Net equity in loss from investments in unconsolidated joint ventures	49,687	9,145	6,998	6,024
Minority interests (including discontinued operations	(34,902)	(39,749)	(35,318)	(3,173)
Net changes in other operating assets and liabilities (including discontinued operations):
Accounts receivable	(3,090)	(3,478)	(2,807)	545
Other assets	684	1,173	238	224
Accrued interest payable	(67)	377	137	178
Accrued real estate taxes	(1,056)	(983)	(1,102)	685
Accounts payable and accrued expenses	470	257	245	(153)
Other liabilities	909	555	8,373	(7,961)
Preferential return on investments in joint ventures	—	4,243	—	—

Net cash provided by (used in) operating activities	1,134	638	1,236	(6,659)
Investing activities
Capital expenditures for real estate and equipment	(17,410)	(14,478)	(4,612)	(5,457)
Proceeds from sales of real estate	4,685	2,136	3,063	10,397
Change in restricted cash escrows	2,295	(4,062)	(59,355)	378
Leasing costs (includes lease assumption costs and leasing commissions)	(5,437)	(5,799)	(3,073)	(3,360)
Investments in unconsolidated entities	(120,000)	—	—	—
Distributions from unconsolidated joint ventures	6,167	92,806	3,933	300

Net cash (used in) provided by investing activities	(129,700)	70,603	(60,044)	2,258

DRAFT
PRIME GROUP REALTY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(dollars in thousands)

				Predecessor
	Successor Company			Company
	Year	Year	Six Months	Six Months
	ended	ended	ended	ended
	December 31	December 31	December 31	June 30
	2007	2006	2005	2005
Financing activities
Financing costs	(644)	(3,092)	(1,367)	(1,090)
Proceeds from mortgages and notes payable	120,000	228,000	55,000	75,000
Repayment of mortgages and notes payable	(1,758)	(170,897)	(1,110)	(67,096)
Distributions to minority interests–operating partnership	—	(75,328)	(29,735)	—
Dividends paid to Series B – preferred shareholders	(11,250)	(6,750)	(15,750)	(4,500)
Dividends paid to common shareholder	—	(672)	(265)	—

Net cash provided by (used in) financing activities	106,348	(28,739)	6,773	2,314

Net (decrease) increase in cash and cash equivalents	(22,218)	42,502	(52,035)	(2,087)
Cash and cash equivalents at beginning of period	60,111	17,609	69,644	71,731

Cash and cash equivalents at end of period	$37,893	$60,111	$17,609	$69,644

Supplemental cash flow information for net assets sold:

Real estate, net	$5,513	$—	$48,598	$590
Deferred rent receivable	—	—	—	—
Deferred costs, net	48	—	1,716	—
Restricted escrows	—	—	1,548	—
Mortgage notes payable assumed by buyer	(2,701)	—	(45,977)	—
Bonds payable assumed by buyer	—	—	—	—
Accrued real estate taxes	(369)	—	(3,055)	—
Other liabilities and assets, net	(26)	75,482	(2,660)	—

Net assets sold	2,465	75,482	170	590
Proceeds from sales of real estate	4,685	94,942	—	10,397

Gain on sales of real estate and joint venture interests(1)	$2,220	$19,460	$170	$9,807

(1) Gain on sales of real estate of $2.2 million and $0.7 million are included in discontinued operations for the year ended December 31, 2007 and for the six months ended June 30, 2005.

Supplemental cash flow information for significant non-cash activity:

Mortgage notes payable reduction through assumption of debt by purchaser of sold properties	$—	$—	$45,977	$—

Accretion of fair value of preferred stock	$1,400	$1,400	$700	$—

	$1,400	$1,400	$46,677	$—

Supplemental cash flow information for significant non–cash activity related to Acquisition:

Real estate, net	$—	$—	$30,293	$—
Investments in unconsolidated entities	—	—	107,863	—
Deferred rent receivable	—	—	(18,814)	—
Deferred costs, net	—	—	(13,363)	—
Mortgage notes payable	—	—	(10,630)	—
Other liabilities	—	—	(14,820)	—
Minority interests	—	—	(202,270)	—
Shareholder equity	—	—	121,741	—

	$—	$—	$—	$—

See accompanying notes.

DRAFT
Prime Group Realty Trust
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Formation and Organization of the Company
We are a fully-integrated, self-administered and self-managed real estate investment trust (“REIT”) which owns, manages, leases, develops and redevelops office and industrial real estate, primarily in the Chicago metropolitan area. Our portfolio of properties consists of 9 office properties, containing an aggregate of 3.8 million net rentable square feet, and one industrial property, containing 0.1 million net rentable square feet. All of our properties are located in the Chicago metropolitan area in prime business locations within established business communities and account for all of our rental revenue and tenant reimbursements revenue. As of December 31, 2007, we had joint venture interests in two office properties totaling approximately 1.1 million net rentable square feet and a membership interest in an unconsolidated entity which owns extended-stay hotel properties. One of our joint venture properties consisting of approximately 0.1 million rentable square feet is located in Arizona. We lease and manage 4.9 million square feet comprising all of our wholly-owned properties and one joint venture property. In addition, we also manage and lease the 1.5 million square foot Citadel Center office building located at 131 South Dearborn Street in Chicago, Illinois, in which we previously owned a joint venture interest which was sold in November 2006.
Our two joint venture interests and our membership interest are accounted for as investments in unconsolidated joint ventures under the equity method of accounting. These consisted of a 50.0% common interest in a joint venture which owns the 959,258 square foot office tower located at 77 West Wacker Drive, Chicago, Illinois (“The United Building”), a 23.1% common interest in a joint venture which owns a 101,006 square foot office building located in Phoenix, Arizona and a membership interest in an unconsolidated entity which owns 552 extended-stay hotel properties in operation in 43 U.S. states consisting of approximately 59,000 rooms and three hotels in operation in Canada consisting of 500 rooms.
We were organized in Maryland on July 21, 1997 as a REIT under the Internal Revenue Code of 1986, as amended (“the Code”), for federal income tax purposes. On November 17, 1997, we completed our initial public offering and contributed the net proceeds to Prime Group Realty, L.P. (our “Operating Partnership”) in exchange for common and preferred partnership interests.
Prior to our acquisition (the “Acquisition”) by an affiliate of The Lightstone Group, LLC (“Lightstone”), we were the sole general partner of the Operating Partnership and owned all of the preferred units and 88.5% of the common units of the Operating Partnership then issued. Each preferred unit and common unit entitled us to receive distributions from our Operating Partnership. Dividends declared or paid to holders of common shares and preferred shares were based upon the distributions we received with respect to our common units and preferred units.
On June 28, 2005, our common shareholders approved the Acquisition by Lightstone and on July 1, 2005, the Acquisition was completed. The Acquisition closed pursuant to the terms of the previously announced agreement and plan of merger dated as of February 17, 2005, among certain affiliates of Lightstone, the Operating Partnership and us. As a result of the Acquisition, each of our common shares and limited partnership units of the Operating Partnership were cancelled and converted into the right to receive cash in the amount of $7.25 per common share/unit, without interest. In connection with the Acquisition, all outstanding options with an exercise price equal to or greater than the sales price of $7.25 per common share/unit were cancelled and each outstanding option for a common share with an exercise price less than the sales price were entitled to be exchanged for cash in an amount equal to the difference between $7.25 and the exercise price. Our Series B Cumulative Redeemable Preferred Shares (the “Series B Shares”) remain outstanding after the completion of the Acquisition and continue to be publicly traded on the New York Stock Exchange (“NYSE”).

DRAFT
1. Summary of Significant Accounting Policies (continued)
As a result of the Acquisition, Prime Office Company LLC (“Prime Office”), a subsidiary of Lightstone, owned 100.0%, or 236,483, common shares and 99.1%, or 26,488,389, of the outstanding common units in the Operating Partnership. Prime Group Realty Trust (the “Company” or “PGRT”) owns 0.9%, or 236,483, of the outstanding common units and all of the 4.0 million outstanding preferred units in the Operating Partnership.
Accordingly, the financial statements reflect our operations prior to the Acquisition (predecessor company) and after the Acquisition for the six month period ended December 31, 2005 (successor company) and years ended December 31, 2006 and December 31, 2007.
Effective on November 16, 2005, Prime Office transferred 5,512,241 common units in the Operating Partnership to Park Avenue Funding, LLC, an affiliate of Lightstone. Subsequent to the transfer, Prime Office owns 78.5%, or 20,976,148, of the outstanding common units in the Operating Partnership, while Park Avenue Funding, LLC owns 20.6% and PGRT owns 0.9% of the outstanding common units in the Operating Partnership.
Basis of Presentation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Our consolidated financial statements include our Operating Partnership and the other entities in which we have control or from which we receive all economic benefits. In addition, in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46(R)”) the Company consolidates variable interest entities (“VIEs”) for which it is deemed to be the primary beneficiary and disclose significant variable interests in VIEs of which we are not the primary beneficiary. We have significant controlling financial interests in the Continental Towers office building located at 1701 Golf Road in Rolling Meadows, Illinois through our ownership of a second mortgage note secured by this property and we consolidate this property.
Investments in corporations and partnerships in which we do not have a controlling financial interest but do have significant influence or a majority interest are accounted for under the equity method of accounting. These entities are reflected on our consolidated financial statements as investments in unconsolidated entities. To the extent that our recorded share of losses exceeds our investment in an unconsolidated corporation or partnership, we reflect a deficit investment as a liability in our consolidated financial statements.
Significant intercompany accounts and transactions have been eliminated in consolidation.
Certain amounts in the prior period consolidated financial statements have been reclassified to conform to the current period presentation.

DRAFT
1. Summary of Significant Accounting Policies (continued)
Actual amortization for the year ended December 31, 2007 and estimates for each of the next five fiscal years is as follows:

		Above–	Below–
	In–Place	market	market
Year ending December 31	Lease Value	Lease Value	Lease Value
	(dollars in thousands)
2007	$9,879	$6,522	$(4,426)
2008	4,929	4,926	(1,938)
2009	3,963	4,565	(1,591)
2010	2,137	2,235	(1,140)
2011	1,354	1,124	(910)
2012	962	1,084	(537)
Cash Equivalents
We consider highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.
Restricted Cash
Restricted cash consists primarily of cash held for real estate taxes, insurance and property reserves for maintenance and expansion or tenant improvements as required by certain leases and loan agreements.
Deferred Costs
Financing Costs. Costs incurred in connection with financings, refinancings or debt modifications are capitalized as deferred financing costs and are amortized using the straight-line method over the lives of the related loans. Upon the early extinguishment of debt, remaining deferred financing costs associated with the extinguished debt are fully amortized to interest expense. These costs are reported as financing activities in our consolidated statements of cash flows.
Leasing Costs. Leasing commissions, lease assumption costs and other leasing costs directly attributable to tenant leases are capitalized as deferred leasing costs and are amortized on the straight-line method over the terms of the related lease agreements. These costs are reported as investing activities in our consolidated statements of cash flows.
Allowance for Doubtful Accounts
The allowance for doubtful accounts reflects our estimate of the amounts of the recorded accounts receivable at the balance sheet date that will not be recovered from cash receipts in subsequent periods. Our policy is to record a periodic provision for doubtful accounts based on the age of the receivable. We also periodically review specific tenant balances and determine whether an additional allowance is necessary. In recording such a provision, we consider a tenant’s creditworthiness, ability to pay, probability of collection and consideration of the tenant. The allowance for doubtful accounts is reviewed periodically based upon our historical experience. As a result, we recorded a provision of $1.0 million, $0.1 million, $0.1 million and $0.3 million for the years ended December 31, 2007 and 2006, for the six months ended December 31, 2005 and for the six months ended June 30, 2005, respectively. In addition, we had write-offs of $0.3 million during 2007.

DRAFT
1. Summary of Significant Accounting Policies (continued)
Leases Assumed
In connection with certain tenant leases, we have assumed the liability for the remaining terms of the tenants’ existing leases in their previous location. We have recorded a liability for the difference between the total remaining costs for leases assumed and the expected benefits from actual and estimated future subleasing of the assumed lease obligations. The related incentive to the lessee has been capitalized as a deferred cost and is being amortized as a reduction of rental revenue over the life of the respective lease. The deferred cost and related liability are adjusted prospectively for changes in the estimated benefits from subleases.
Revenue Recognition
Rental revenue is recorded on a straight-line basis which includes the effects of rent steps and rent abatements under the leases. We commence rental revenue recognition when the tenant takes possession of the leased space and the leased space is substantially ready for its intended use. In addition, in circumstances where we provide a tenant improvement allowance that is not used by the tenant, we recognize the unused allowance as a reduction of rental revenue on a straight-line basis over the term of the lease. Differences between rental revenue earned and amounts due per the respective lease agreements are credited or charged, as applicable, to deferred rent receivable. Rental payments received prior to their recognition as income are classified as rent received in advance and are included in other liabilities. Lease termination income (included in rental revenue) represents amounts received from tenants in connection with the early termination of their remaining lease obligation reduced by any outstanding tenant receivables (including deferred rent receivable). Unamortized tenant improvements, deferred lease commissions and leasing costs related to terminated leases are recorded as additional depreciation and amortization expense upon lease termination.
Real estate leasing commissions are recognized upon execution of appropriate lease and commission agreements and receipt of full or partial payment, and, when payable upon certain events such as tenant occupancy or rent commencement, upon occurrence of such events. All other commissions and fees, including management fees, are recognized at the time the related services have been performed by the Company, unless future contingencies exist.
Minority Interest in Consolidated Real Estate Partnerships
Interests held in consolidated real estate partnerships by limited partners other than the Company are reflected as minority interest in consolidated real estate partnerships. Minority interest in real estate partnerships represents the minority partners’ share of the underlying net assets of the Company’s consolidated real estate partnerships. When these consolidated real estate partnerships make cash distributions in excess of net income, the Company, as the majority partner, records a charge equal to the minority partners’ excess of distributions over net income when the partnership has deficit equity. This charge is classified in the consolidated statements of operations as distributions and losses to minority partners in excess of basis. Losses are allocated to minority partners until such time as such losses exceed the minority interest basis, in which case the Company recognizes 100% of the losses in operating earnings. With regard to such consolidated real estate partnerships, approximately $14.2 million in losses related to the minority interest ownership were charged to operations for the year ended December 31, 2007, and no losses were charged to operations for the years ended December 31, 2006 and 2005.

DRAFT
1. Summary of Significant Accounting Policies (continued)
December 31, 2007, $0.7 million for the year ended December 31, 2006, $0.2 million for the six months ended December 31, 2005 and $0.2 million for the six months ended June 30, 2005.
We adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN No. 48”) on January 1, 2007. FIN No. 48 defines a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Adoption of FIN No. 48 did not have a material effect on our results of operations or financial position.
We had no unrecognized tax benefits as of the January 1, 2007 adoption date or as of December 31, 2007. We expect no significant increases or decreases in unrecognized tax benefits due to changes in tax positions within one year of December 31, 2007. We have no interest or penalties relating to income taxes recognized in the statement of operations for the year ended December 31, 2007 or in the balance sheet as of December 31, 2007. During 2006, the Internal Revenue Service began an examination of the tax returns for our Operating Partnership for the years 2003 and 2004 as well as with respect to the Operating Partnership’s subsidiary 180 N. LaSalle, L.L.C. for the year 2004. We anticipate that those examinations will be concluded and settled during the first half of 2009 with no material impact on our consolidated financial results or financial position. As of December 31, 2007, returns for the calendar years 2005 through 2006 remain subject to examination by the Internal Revenue Service and various state and local tax jurisdictions.
Strategic Alternative Costs
Strategic alternative costs of $10.3 million for the six months ended June 30, 2005 primarily relate to the settlement payment in connection with settling certain litigation ($7.0 million) and legal, consulting, and professional fees incurred as a result of the Acquisition.
2. Asset Impairments
We recorded the following provisions for asset impairments:

				Predecessor
	Successor Company			Company
	Year		Six months	Six months
	ended		ended	ended
	December 31		December 31	June 30
	2007	2006	2005	2005
				(dollars in
				thousands)

Discontinued operations (1)	$—	$—	$—	$15,074

	$—	$—	$—	$15,074

(1)
Discontinued operations for the year ended December 31, 2005 include provisions for asset impairments related to properties held for sale or sold. See Note 9 – Discontinued Operations to these consolidated financial statements for a description of these asset impairments.

DRAFT
7. Minority Interests
We are the sole general partner of the Operating Partnership and own all of the 4.0 million outstanding preferred units of the Operating Partnership. We also own 0.9% of the common units of the Operating Partnership. Each preferred unit and common unit entitles us to receive distributions from our Operating Partnership. Dividends declared or paid to holders of our common shares and preferred shares are based upon the distributions we receive with respect to our common units and preferred units of the Operating Partnership.
As of December 31, 2007, subsidiaries of Lightstone owned 100.0% of our common shares, (236,483, common shares) and 99.1%, of the outstanding common units in the Operating Partnership (26,488,389 common units).
8. Preferred Shares
We are authorized to issue up to 30,000,000 of non-voting preferred shares of beneficial interest in one or more series. On June 5, 1998, we completed the sale of 4,000,000 Series B Shares with a $0.01 par value. Our Series B Shares are publicly traded on the NYSE.
Dividends on our Series B Shares are payable quarterly on or about the last day of January, April, July and October of each year, at the rate of 9.0% (equivalent to $2.25 per annum per Series B Share). Our Series B Shares rank senior to our common shares as to the payment of dividends and as to the dividend of assets upon liquidation. Our Series B Shares may be redeemed, at our option, at a redemption price of $25.00 per share plus accrued and unpaid dividends. The redemption price is payable solely out of the proceeds from the sale of other capital shares of beneficial interest of ours.
On December 20, 2007 our Board declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the fourth quarter of 2007 dividend period. The quarterly dividend had a record date of January 10, 2008. These dividends were paid on January 31, 2008. Under our declaration of trust, these dividends are deemed to be the quarterly dividends related to the fourth quarter of 2007. Dividends paid in the amount of $2.8125 per share in 2007 on our Series B Shares have been determined to be ordinary dividends of $1.40625 per share and a return of capital of $1.40625 per share. The holders of Series B Shares have the right to elect two additional members to our Board if six consecutive quarterly dividends on our Series B Shares are not made. The term of any trustee elected by the holders of Series B Shares will expire whenever the total dividend arrearage in our Series B Shares has been paid and current dividends declared and set apart for payment. Any future dividends in respect of our common shares may not be paid unless all accrued but unpaid preferred share dividends have been or are concurrently satisfied.
9. Discontinued Operations
SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS No. 144”) requires, among other things, that the primary assets and liabilities and the results of operations of properties which have been sold subsequent to January 1, 2002, or are held for disposition subsequent to January 1, 2002, be classified as discontinued operations and segregated in the Consolidated Statements of Operations and Balance Sheets. Properties classified as real estate held for disposition generally represent properties that are under contract for sale and are expected to close within the next twelve months.

(2)	See Note 16 – Property Acquisitions, Placed in Service and Dispositions to these consolidated financial statements for a description of these sales.

DRAFT
10. Earnings Per Share
The following table sets forth the computation of our basic and diluted net income available per weighted-average common share of beneficial interest for the years ended December 31, 2007 and 2006, for the six months ended December 31, 2005 and for the six months ended June 30, 2005:

				Predecessor
	Successor Company			Company
	Year	Year	Six months	Six months
	ended	ended	ended	ended
	December 31	December 31	December 31	June 30
	2007	2006	2005	2005
	As Restated	As Restated		(dollars in
				thousands, except
	(dollars in thousands, except per share amounts)			per share amounts)
Numerator:
Loss from continuing operations before minority interests	$(96,865)	$(31,056)	$(19,168)	$(11,143)
Minority interests	37,821	39,703	23,460	1,799
Net income allocated to preferred shareholders	(9,000)	(9,000)	(4,500)	(4,500)

Loss before discontinued operations	(68,044)	(353)	(208)	(13,844)
Discontinued operations, net of minority interests	26	—	27	(10,227)

Numerator for earnings per share – loss available to common shares	$(68,018)	$(353)	$(181)	$(24,071)

Denominator:
Denominator for basic earnings per share – weighted average common shares	236,483	236,483	236,483	23,658,579
Effect of dilutive securities:
Employee stock options	—	—	—	—
Employee stock grants	—	—	—	—

Denominator for diluted earnings per share – adjusted weighted average common shares and assumed conversions	236,483	236,483	236,483	23,658,579

BASIC AND DILUTED EARNINGS AVAILABLE TO COMMON SHARES PER WEIGHTED–AVERAGE COMMON SHARE:
Loss from continuing operations after minority interests and allocation to preferred shareholders	$(287.73)	$(1.49)	$(0.88)	$(0.59)
Discontinued operations, net of minority interests	0.11	—	0.12	(0.43)

Net loss available per weighted–average common share of beneficial interest – basic and diluted	$(287.62)	$(1.49)	$(0.76)	$(1.02)

DRAFT
15. Commitments and Contingencies (continued)
Therefore, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation under SFAS No. 143 if the fair value of the liability can be reasonably estimated. We recorded an asset and a liability of $4.4 million related to asbestos abatement as of December 31, 2007.
We believe that our other properties are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances. We have not been notified by any governmental authority, and are not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances in connection with any of our other properties. None of the environmental assessments of our properties have revealed any environmental liability that we believe would have a material adverse effect on our financial condition or results of operations taken as a whole, nor are we aware of any such material environmental liability. Nonetheless, it is possible that our assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which we are unaware. Moreover, there can be no assurance that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the current environmental condition of our properties will not be affected by tenants, by the condition of land or operations in the vicinity of our properties (such as the presence of underground storage tanks) or by third parties unrelated to us. If compliance with the various laws and regulations, now existing or hereafter adopted, exceeds our budgets for such items, our financial condition could be further adversely affected.
Tax Indemnities. On January 10, 2006, we and certain other parties, including Roland E. Casati (“Mr. Casati”) and Richard H. Heise (“Mr. Heise”), entered into an Amended and Restated Tax Indemnity Agreement (the “Amended Tax Indemnity Agreement”) in connection with certain modifications to the ownership structure of Continental Towers (the “Continental Transaction”), which among other things, reduced the estimated maximum liability of the Operating Partnership in the event of the consummation of a taxable transaction relating to Continental Towers, calculated at current tax rates, from approximately $53.2 million to $14.0 million.
In connection with the Continental Transaction, we made a payment to Mr. Casati of $4.2 million and Mr. Casati released the Operating Partnership from all of its obligations under the Amended Tax Indemnity Agreement relating to Mr. Casati. This payment was recorded as loss on tax indemnification in our consolidated financial statements. The Operating Partnership also transferred its interest in the Junior Loan encumbering Continental Towers to our wholly-owned subsidiary, PGRT Equity. In addition, the fee title ownership of Continental Towers was modified so that the property was owned as tenants in common by (i) Continental Towers, L.L.C. (“64.0% Owner”), as a co-owner having an undivided 64.0% interest in the property, and (ii) Continental Towers I, L.P. (“36.0% Owner”), as a co-owner having an undivided 36.0% interest in the property. Mr. Heise owned a 96.7% limited partnership interest in the 36.0% Owner. The remaining ownership interests in 36.0% Owner and all of the ownership interests in 64.0% Owner were owned by affiliates of Mr. Yochanan Danziger (the “CT Entities”).
In December 2006, the ownership of Continental Towers was further restructured so that the property was divided into two parcels, one parcel comprising 64% of the estimated value of Continental Towers owned through the CT Entities and the other parcel comprising 36% of the estimated value of Continental Towers owned through various entities with Mr. Heise having a 96.7% limited partnership interest and the CT Entities owning the remaining interests.
Because our interest in Continental Towers constitutes a significant financial interest in the property, we consolidate the operations of Continental Towers in our financial statements and account for it as an owned property. In addition, a subsidiary of Prime Equity continues to manage Continental Towers pursuant to a management agreement that has a term that expires on December 31, 2012 and cannot be terminated by the owners of Continental Towers prior to that date.

DRAFT
17. Restatements
The Company previously disclosed its intention to restate its financial statements for such periods in a Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 21, 2008. The Audit Committee of the Board of Trustees (the “Audit Committee”) of the Company, in consultation with members of the Company’s management, determined that the Company’s distributions to the owners of the common units of the Operating Partnership were incorrectly recorded in the Company’s consolidated financial statements. In addition, in February 2009, the Company determined that a $4.2 million tax indemnification payment made in January 2006 was also incorrectly recorded in the Company’s consolidated financial statements. The Company did not amend its Quarterly Reports on Form 10-Q for the periods affected by the restatement in 2007 and 2006 nor its Annual Report on Form 10-K for 2006 and the financial statements and related financial information contained in such reports should no longer be relied upon.
Historically, the Company has accounted for distributions to the owners of the Operating Partnership common units as a dividend of the Company and has recorded such dividends as a reduction of retained earnings (or equity). However, as a result of a review of the appropriate accounting for these distributions by management, the Audit Committee determined that the Company should have accounted for these distributions as a distribution to minority interest-operating partnership (a liability account). In addition, the Company determined that the tax indemnification payment made in January 2006 that was previously capitalized as building improvements should have accounted for the payment as a charge to operations. Accordingly, the Company has restated its financial statements and other financial information for the years ended December 31, 2006 and 2007.
All referenced amounts in this Annual Report for prior periods and prior period comparisons reflect the balances and amounts on a restated basis.

DRAFT
17. Restatements (continued)
The restatements increased the net loss by $14.2 million ($60.14 per diluted share) and $36,000 ($0.15 per diluted share) for the years ended December 31, 2007 and December 31, 2006, respectively, and increased shareholders equity by $61.1 million and $75.3 million as of December 31, 2007 and 2006, respectively. The effects of the restatements are as follows (000’s omitted):

	December 31, 2007		December 31, 2006
	As		As
	Previously	As	Previously	As
	Reported	Restated	Reported	Restated
Consolidated Balance Sheets
Building and improvements	$351,782	$347,582	$345,463	$341,263
Accumulated depreciation	(52,857)	(52,627)	(31,481)	(31,366)
Total assets	675,886	671,916	654,098	650,013
Minority interests–Operating Partnership	65,040	—	100,147	20,770
Shareholders’ equity (deficit) – Distributions in excess of earnings	(133,794)	(72,724)	(78,598)	(3,306)
Total shareholder’s equity (deficit)	(24,713)	36,357	29,083	104,375

Consolidated Statements of Operations and Comprehensive Income (Loss)
Depreciation and amortization	32,700	32,585	34,598	34,483
Loss on tax indemnification	—	—	—	4,200
Total expenses	89,525	89,410	92,203	96,288
Operating income (loss)	1,488	1,603	5,193	1,108
Distributions and losses to minority partners in excess of basis	—	14,222	—	—
(Loss) income from continuing operations	(44,822)	(59,044)	8,512	8,647
Net (loss) income	(44,796)	(59,018)	8,683	8,647
Net loss available to common shareholders	(53,796)	(68,018)	(317)	(353)
Comprehensive (loss) income	(44,796)	(59,018)	8,683	8,647

Basis and diluted earnings available to common shares per weighted-average common share:
Loss from continuing operations after minority interests and allocation to preferred shareholders	(227.59)	(287.73)	(2.06)	(1.49)
Net loss available per weighted–average common share of beneficial interest	(227.48)	(287.62)	(1.34)	(1.49)

Consolidated Statements of Cash Flows
Net cash provided by operating activities	1,134	1,134	4,838	638
Net cash (used in) provided by investing activities	(129,700)	(129,700)	66,403	70,603

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18. Interim Financial Information (unaudited) (as restated)
The following is our consolidated quarterly summary of operations for 2007:

	Year ended December 31
		Fourth	Third	Second	First
	Total	Quarter(1)	Quarter	Quarter	Quarter
	As Restated	As Restated	As Restated	As Restated	As Restated
	(dollars in thousands, except per share amounts)
Total revenue	$91,013	$20,508	$21,433	$25,155	$23,917
Total expenses	89,410	20,857	19,850	25,725	22,978

Operating income	1,603	(349)	1,583	(570)	939
Loss from investments in unconsolidated joint ventures	(49,687)	(48,274)	(665)	(224)	(524)
Interest and other income (expense)	2,961	(2,309)	3,960	981	329
Interest:
Expense	(36,610)	(10,263)	(10,773)	(7,760)	(7,814)
Amortization of deferred financing costs	(910)	(229)	(229)	(232)	(220)

Distributions and losses to minority partners in excess of basis	(14,222)	(10,172)	(4,050)	—	—

Loss from continuing operations before minority interests	(96,865)	(71,596)	(10,174)	(7,805)	(7,290)

Minority interests	37,821	10,099	8,300	9,966	9,456

(Loss) income from continuing operations	(59,044)	(61,497)	(1,874)	2,161	2,166

Discontinued operations, net of minority interests in the amount of $48 in the fourth quarter, $(93) in the third quarter, $(2,038) in the second quarter and $(836) in the first quarter	26	—	—	19	7

Net (loss) income	(59,018)	(61,497)	(1,874)	2,180	2,173
Net income allocated to preferred shareholders	(9,000)	(2,250)	(2,250)	(2,250)	(2,250)

Net loss available to common shareholders	$(68,018)	$(63,747)	$(4,124)	$(70)	$(77)

Basic and diluted earnings available to common shares per weighted average common share
Loss from continuing operations after minority interests and allocation to preferred shareholders	$(287.73)	$(269.55)	$(17.44)	$(0.38)	$(0.36)
Discontinued operations, net of minority interests	0.11	—	—	0.08	0.03

Net loss available per weighted–average common share of beneficial interest – basic and diluted	$(287.62)	$(269.55)	$(17.44)	$(0.30)	$(0.33)

Weighted average common shares – basic and diluted	236,483	236,483	236,483	236,483	236,483

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18. Interim Financial Information (unaudited) (as restated) (continued)
The following is our consolidated quarterly summary of operations for 2006:

	Year ended December 31
		Fourth	Third	Second	First
	Total	Quarter	Quarter	Quarter	Quarter
	As Restated	As Restated	As Restated	As Restated	As Restated
	(dollars in thousands, except per share amounts)
Total revenue	$97,396	$24,571	$24,446	$24,311	$24,068
Total expenses	96,288	21,880	23,235	23,384	27,789

Operating income	1,108	2,691	1,211	927	(3,721)
(Loss) income from investments in unconsolidated joint ventures	(9,145)	1,949	(3,733)	(3,365)	(3,996)
Interest and other income	2,850	839	574	566	871
Interest:
Expense	(42,183)	(13,330)	(10,085)	(9,763)	(9,005)
Amortization of deferred financing costs	(3,146)	(2,146)	(352)	(351)	(297)
Gain on sales of real estate and joint venture interests	19,460	18,816	—	644	—

Loss from continuing operations before minority interests	(31,056)	8,819	(12,385)	(11,342)	(16,148)
Minority interests	39,703	(6,512)	14,506	13,472	18,237

Income from continuing operations	8,647	2,307	2,121	2,130	2,089
Discontinued operations, net of minority interests in the amount of $123 in the fourth quarter, $59 in the third quarter, $(97) in the second quarter and $(40) in the first quarter	—	(1)	—	1	—

Net income	8,647	2,306	2,121	2,131	2,089
Net income allocated to preferred shareholders	(9,000)	(2,250)	(2,250)	(2,250)	(2,250)

Net (loss) income available to common shareholders	$(353)	$56	$(129)	$(119)	$(161)

Basic and diluted earnings available to common shares per weighted average common share
Loss from continuing operations after minority interests and allocation to preferred shareholders	$(1.49)	$0.24	$(0.55)	$(0.50)	$(0.68)
Discontinued operations, net of minority interests	—	—	—	—	—

Net (loss) income available per weighted–average common share of beneficial interest – basic and diluted	$(1.49)	$0.24	$(0.55)	$(0.50)	$(0.68)

Weighted average common shares – basic and diluted	236,483	236,483	236,483	236,483	236,483

DRAFT
18. Interim Financial Information (unaudited) (as restated) (continued)

(1)
We have accounted for our investment in the membership interest that owns extended-stay hotel properties under the equity method of accounting effective in the fourth quarter of 2007. This change from the cost method of accounting is primarily due to the deteriorating real estate and financial market conditions resulting in a re-evaluation of the expected term and nature of the investment.

As a result of a change in accounting methods for this investment from the cost method to the equity method the following fourth quarter adjustments were recorded to recognize:
a)	Dividend income in the amount of $6.2 million previously recorded under the cost method as interest and other income was recorded as a reduction of Investments in Unconsolidated Entities.

b)
We recognized a loss allocation, assuming a hypothetical liquidation at December 31, 2007, of approximately $47.8 million from this investment under the equity method of accounting as Loss From Investments in Unconsolidated Joint Ventures.

The restatement is (i) the result of the recognition of charges related to cash distributions to minority interest partners in excess of basis in the fourth quarter of 2007 (See Note 1 – Summary of Significant Accounting Policies – Minority Interest in Consolidated Real Estate Partnerships for further details) and (ii) the result of a charge to operations for a January 2006 tax indemnification payment (previously capitalized as building and improvements) in response to comments by the Staff of the SEC in connection with their review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.
19. Recent Accounting Pronouncements
We adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. FIN 48 defines a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Adoption of FIN 48 did not have a material effect on our results of operations or financial position.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for fiscal years beginning after November 15, 2007. We have adopted the provisions of SFAS No. 157 and it did not have a material impact on our Company’s financial position or results of operations.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities–Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of this Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. We have elected not to adopt the provisions of SFAS No. 159.

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19. Recent Accounting Pronouncements (continued)
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)”), and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 141(R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 141(R) and SFAS No. 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. We have not yet determined the effect on our consolidated financial statements, if any, upon adoption of SFAS No. 141(R) or SFAS No. 160.
20. Subsequent Events
The United Building Sale. On January 7, 2008, we completed the sale of our 50.0% common joint venture interest in The United Building located at 77 West Wacker Drive in Chicago, Illinois, to our joint venture partner. The sale price was $50.0 million, subject to customary pro-rations and adjustments. We recognized a gain of $29.4 million and we used $18.8 million of the net proceeds to retire the outstanding balance on two Citicorp mezzanine loans.
Two of the Company’s subsidiaries entered into a management and leasing agreement at closing providing that they will be the manager and leasing agents for The United Building through January 6, 2013, subject to the terms of the agreement, including the owner’s right to terminate the agreement early upon 30 days notice.
On February 12, 2008, our Board declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the first quarter of 2008 dividend period. The quarterly dividend had a record date of March 31, 2008 and was paid on April 30, 2008. In addition, our Board also declared a distribution to the holders of the 26,488,389 common units in the Operating Partnership and our 236,483 common shares, in an amount of $0.112255 per unit/share and having a record date of February 12, 2008 and a payment date of February 13, 2008.
330 N. Wabash Avenue Hotel Sale. On March 18, 2008, one of our subsidiaries, 330 N. Wabash Avenue, L.L.C. (“330 LLC”), completed the sale of Floors 2 through 13 of our 330 N. Wabash Avenue property to Modern Magic Hotel, LLC (the “Hotel Buyer”) for the purchase price of $46.0 million, subject to customary prorations and adjustments as provided in the purchase and sale agreement. The Hotel Buyer has an option to purchase the 14th Floor of our 330 N. Wabash Avenue property for $5.0 million (subject to escalation by CPI and certain other adjustments), in which case the proceeds would be used to partially prepay the mortgage loan encumbering the property. The Hotel Buyer and 330 LLC have also entered into a Declaration of Covenants, Conditions, Restrictions and Easements and various other documents that provide for necessary cross-easements and sharing of common area costs. The purchase and sale agreement includes a covenant by 330 LLC to perform certain asbestos removal, demolition and pre-construction work on all floors subject to the sale. 330 LLC deposited $10.7 million at closing into construction escrows with the title insurance company and $2.1 million with one of the mortgage lenders to be used for such costs. These obligations were recorded as a liability and charged against the gain when determining the book gain on sale. We recognized a book gain on the sale of approximately $9.8 million. The net proceeds of

DRAFT
PRIME GROUP REALTY TRUST
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2007
As Restated
(dollars in thousands)

						Gross Amount Carried at
				Cost Capitalized		Close of Period			Accumulated
	Encumbrances(1)	Initial Cost(2)		Subsequent to Acquisition		12/31/07			Depreciation
			Buildings		Buildings		Building		at	Date of
	December 31		and		and		and		December 31	Original
	2007	Land	Improvements	Land	Improvements	Land	Improvements	Total	2007(3)	Acquisition
280 Shuman Blvd	$—	$2,092	$3,642	$12	$670	$2,104	$4,312	$6,416	$699	Nov. 1997

Continental Towers	115,000	12,166	122,980	363	8,192	12,529	131,172	143,701	15,820	Dec. 1997
4343 Commerce Court (4)	11,648	2,370	13,572	(8)	1,257	2,362	14,829	17,191	1,716	Nov. 1997
800–810 Jorie Blvd	23,276	6,265	20,187	—	800	6,265	20,987	27,252	2,927	Aug. 1999
330 N. Wabash Avenue (5)	195,000	45,582	126,397	(639)	29,088	44,943	155,485	200,428	17,742	Dec. 1999
Brush Hill Office Court	8,157	3,456	10,295	(24)	794	3,432	11,089	14,521	1,433	Dec. 1999
Enterprise Center II	5,971	1,659	5,272	(6)	950	1,653	6,222	7,875	561	Jan. 2000
7100 Madison Avenue	3,897	1,268	3,663	(2)	(26)	1,266	3,637	4,903	365	Apr. 2000
180 North LaSalle Street	63,150	15,245	55,497	(138)	5,625	15,107	61,122	76,229	10,972	Aug. 2000
Other Corporate Assets	138,778	—	464	—	70	—	534	534	392

Total	$564,877	$90,103	$361,969	$(442)	$47,420	$89,661	$409,389	$499,050	$52,627

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PRIME GROUP REALTY TRUST
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2007
(1)	See Note 4 – Mortgage Notes Payable to these consolidated financial statements for a description of our mortgage notes payable.

(2)	As a result of the Acquisition, we were required to revalue our balance sheet to reflect the fair market value of each of our assets and liabilities in accordance with SFAS No. 141.

(3)	Depreciation is calculated on the straight-line method over the estimated useful lives of assets, which are as follows:

Buildings	40 years weighted average composite life
Building improvements	10 to 30 years
Tenant improvements	Term of related leases
Furniture and equipment	3–10 years
(4)	This property collateralizes a mortgage note payable of $11.6 million.

(5)	A pledge of 100.0% of the ownership interest in the entity which owns this property is collateral for two mortgage notes payable totaling $195.0 million with the same lender.
The aggregate gross cost of the properties included above, for federal income tax purposes, approximated $500.6 million as of December 31, 2007. The net tax basis of our investment in unconsolidated real estate joint ventures for federal income tax purposes was $12.3 million at December 31, 2007.
The following table reconciles our historical cost for the years ended December 31, 2007, 2006 and 2005:

	Year ended December 31
	2007	2006	2005
	(dollars in thousands)
	As Restated	As Restated

Balance, beginning of period	$482,447	$471,892	$619,059
Additions	21,602	14,010	18,674
Disposals	(4,999)	—	(2,130)
Impact of applying push down purchase accounting	—	—	(163,711)
Property held for sale	—	(3,455)	—

Balance, close of period	$499,050	$482,447	$471,892

The following table reconciles the accumulated depreciation for the years ended December 31, 2007, 2006 and 2005:

	Year ended December 31
	2007	2006	2005
	As Restated	As Restated
	(dollars in thousands)

Balance at beginning of period	$31,366	$11,142	$94,252
Depreciation and amortization	21,678	20,419	20,211
Disposals	(368)	—	(493)
Impact of applying push down purchase accounting	—	—	(102,828)
Property held for sale	(49)	(195)	—

Balance, close of period	$52,627	$31,366	$11,142

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-Q/A
AMENDMENT No. 1

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-13589
PRIME GROUP REALTY TRUST
(Exact name of registrant as specified in its charter)

MARYLAND	36-4173047
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

77 West Wacker Drive, Suite 3900, Chicago, Illinois	60601
(Address of principal executive offices)	(Zip Code)
(312) 917-1300
(Registrant’s telephone number, including area code)
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of large accelerated filer, accelerated filer, non-accelerated filer and smaller reporting company in Rule 12b-2 of the Exchange Act. (Check One):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑	Smaller Reporting Company ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.
On June 30, 2008, 236,483 of the registrant’s Common Shares of Beneficial Interest were outstanding.

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EXPLANATORY NOTE
As previously reported on a Current Report on Form 8-K filed with the United States Securities and Exchange Commission (the “SEC”) on August 21, 2008, the Audit Committee of the Board of Trustees (the “Audit Committee”) of Prime Group Realty Trust (the “Company”), in consultation with members of the Company’s management, determined that the Company’s distributions to the owners of the common units of Prime Group Realty, L.P. (the “Operating Partnership”) were incorrectly recorded in the Company’s consolidated financial statements. In addition, as disclosed in the Company’s Current Report on Form 8-K filed February 18, 2009, it was determined that a $4.2 million tax indemnification payment made in January 2006 was incorrectly recorded. Accordingly, the Company stated that the previously filed consolidated financial statements for the periods ended March 31, 2008 included in the Company’s Quarterly Reports on Form 10-Q, should no longer be relied upon because of the restatement of certain items in the consolidated financial statements. This change relates only to the interpretation of existing accounting literature and does not involve new facts or circumstances.
Historically, the Company has accounted for distributions to the owners of the Operating Partnership common units as a dividend of the Company and has recorded such dividends as a reduction of retained earnings (or equity). However, as a result of a review of the appropriate accounting for these distributions by management, the Audit Committee determined that the Company should have accounted for these distributions as a distribution to minority interest-operating partnership (a liability account). In addition, the $4.2 million tax indemnification payment made in January 2006 was previously capitalized as building improvements as a purchase price allocation under Statement of Financial Accounting Standards No. 141 “Business Combinations.” It was determined by the Company’s management, that the Company should have accounted for the payment as a charge to operations. Accordingly, the Company has restated its financial statements and other financial information for the period ended March 31, 2008 to correct the misclassifications.
This amendment No. 1 (the “Amendment”) to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2008 (“March 2008 Form 10-Q”) is being filed to effect the restatements described above. In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Act”), this Amendment sets forth the complete text of each item amended as well as other items contained in the March 2008 Form 10-Q. This Amendment amends Items 1, 2 and 4 of Part I to the March 2008 Form 10-Q. The amendment also includes Item 6 of Part II to the March 2008 Form 10-Q to file the certifications required by Rule 13a-14(a) of the Act as amended and 18 U.S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Except as noted, this Amendment speaks as of the original filing date and has not been updated to reflect events occurring subsequent to the original filing date. The following Items have not been amended but have been included with this filing for ease of reference: Item 3 of Part I and Items 1, 1A, 2, 3, 4 and 5 of Part II to the March 2008 form 10-Q.
This form 10-Q/A Amendment No. 1 also includes amended Exhibits 31.1, Certification of the Principal Executive Officer and 31.2, Certification of the Principal Financial Officer for the period ending March 31, 2008, as originally filed with the Securities and Exchange Commission on July 30, 2008, to address comments from the staff of the Securities and Exchange Commission in connection with the staff’s review with respect to the use of “quarterly report” instead of “report” in paragraphs 2, 3 and 4 of Exhibits 31.1 and 31.2 as required by Regulation S-K Item 601(b)(31).

2

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Prime Group Realty Trust
Form 10-Q/A

3

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PART I-FINANCIAL INFORMATION
Item 1. Consolidated Financial Statements (Unaudited).
Prime Group Realty Trust
Consolidated Balance Sheets
(dollars in thousands, except share and per share amounts)
(Unaudited)

	March 31	December 31
	2008	2007
	As Restated	As Restated
Assets
Real estate:
Land	$82,288	$89,661
Building and improvements	329,141	347,582
Tenant improvements	58,956	60,709
Furniture, fixtures and equipment	1,123	1,098

	471,508	499,050
Accumulated depreciation	(53,867)	(52,627)

	417,641	446,423
In-place lease value, net	13,591	15,035
Above-market lease value, net	15,065	16,396

	446,297	477,854

Property held for sale	3,705	3,691
Investments in unconsolidated entities	5,628	87,741
Cash and cash equivalents	33,168	37,893
Receivables, net of allowance for doubtful accounts of $1,239 at March 31, 2008 and $1,074 at December 31, 2007, respectively:
Tenant	1,104	402
Deferred rent	10,903	9,857
Other	1,225	1,204
Restricted cash escrows	45,114	41,696
Deferred costs, net	15,588	10,939
Other	416	639

Total assets	$563,148	$671,916

Liabilities and Shareholders’ Equity (Deficit)
Mortgage notes payable	$488,349	$564,877
Mortgage notes payable related to property held for sale	3,003	3,033
Liabilities related to property held for sale	183	165
Accrued interest payable	1,240	2,106
Accrued real estate taxes	14,501	19,871
Accrued tenant improvement allowances	7,019	10,337
Accrued environmental remediation liabilities	15,889	4,467
Accounts payable and accrued expenses	7,797	8,635
Liabilities for leases assumed	3,689	3,958
Below-market lease value, net	6,953	7,442
Dividends payable	2,250	2,250
Other	8,095	8,418

Total liabilities	558,968	635,559
Minority interests:
Operating Partnership	13,706	—
Shareholders’ equity (deficit):
Preferred Shares, $0.01 par value; 30,000,000 shares authorized:
Series B — Cumulative Redeemable Preferred Shares, 4,000,000 shares designated, issued and outstanding	40	40
Common Shares, $0.01 par value; 100,000,000 shares authorized; 236,483 shares issued and outstanding	2	2
Additional paid-in capital	111,742	109,039
Distributions in excess of earnings	(121,310)	(72,724)

Total shareholders’ equity (deficit)	(9,526)	36,357

Total liabilities and shareholders’ equity (deficit)	$563,148	$671,916

See notes to consolidated financial statements.

4

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Prime Group Realty Trust
Consolidated Statements of Operations
(dollars in thousands, except per share amounts)
(Unaudited)

	Three months ended
	March 31
	2008	2007
	As Restated	As Restated
Revenue:
Rental	$11,271	$12,566
Tenant reimbursements	8,930	8,688
Other property revenues	1,590	1,698
Services Company revenue	235	965

Total revenue	22,026	23,917

Expenses:
Property operations	8,224	7,610
Real estate taxes	4,738	5,377
Depreciation and amortization	6,688	7,565
General and administrative	1,597	1,686
Services Company operations	334	740

Total expenses	21,581	22,978

Operating income	445	939
Interest and other income	923	329
Loss from investments in unconsolidated joint ventures	(60,354)	(524)
Interest:
Expense	(9,271)	(7,814)
Amortization of deferred financing costs	(239)	(220)
Recovery of distributions and losses to minority partners in excess of basis	14,222	—
Gain on sales of real estate and joint venture interests	39,194	—

Loss from continuing operations before minority interests	(15,080)	(7,290)
Minority interests	(30,880)	9,456

(Loss) income from continuing operations	(45,960)	2,166
Discontinued operations, net of minority interests of $(21) and $(836) in 2008 and 2007, respectively	1	7

Net (loss) income	(45,959)	2,173

Net income allocated to preferred shareholders	(2,250)	(2,250)

Net loss available to common shareholders	$(48,209)	$(77)

Basic and diluted earnings available to common shares per weighted-average common share:
Loss from continuing operations after minority interests and allocation to preferred shareholders	$(203.86)	$(0.36)
Discontinued operations, net of minority interests	—	0.03

Net loss available per weighted-average common share of beneficial interest — basic and diluted	$(203.86)	$(0.33)

See notes to consolidated financial statements.

5

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Prime Group Realty Trust
Consolidated Statements of Cash Flows
(dollars in thousands)
(Unaudited)

	Three months ended
	March 31
	2008	2007
	As Restated	As Restated
Operating activities
Net (loss) income	$(45,959)	$2,173
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Accretion of mortgage notes payable	(324)	(343)
Amortization of above/below-market lease value (included in rental revenue)	810	1,000
Amortization of in-place lease value	1,358	2,436
Provision for doubtful accounts	494	203
Gain on sales of real estate and joint venture interests	(39,194)	—
Depreciation and amortization (including discontinued operations of $107 in 2007)	5,569	5,456
Net equity in loss from investments in unconsolidated joint ventures	60,354	524
Minority interests (including discontinued operations of $21 and $836 in 2008 and 2007, respectively)	30,901	(8,620)
Recovery of distributions and losses to minority partners in excess of basis	(14,222)	—
Net changes in other operating assets and liabilities:
Accounts receivable	(2,179)	(1,110)
Other assets	223	846
Accrued interest payable	(866)	(5)
Accrued real estate taxes	(4,353)	(4,668)
Accounts payable and accrued expenses, including environmental remediation liabilities	(1,789)	(1,438)
Other liabilities	(311)	520

Net cash used in operating activities	(9,488)	(3,026)

Investing activities
Capital expenditures for real estate and equipment	(3,902)	(3,448)
Proceeds from sale of real estate and joint venture interests	97,037	—
Change in restricted cash escrows	(4,019)	4,987
Leasing costs (includes lease assumption costs and leasing commissions)	(501)	(214)

Net cash provided by investing activities	88,615	1,325

Financing activities
Financing costs	(4,721)	(506)
Proceeds from mortgages and notes payable	138,000	—
Repayment of mortgages and notes payable (including discontinued operations of $15 and $14 in 2008 and 2007, respectively)	(214,234)	(464)
Dividends paid to Series B — preferred shareholders	(2,250)	(4,500)
Dividends paid to common shareholder	(27)	—
Contributions from parent company	2,353	—
Distributions paid to common unit holder	(2,973)	—

Net cash used in financing activities	(83,852)	(5,470)

Net decrease in cash and cash equivalents	(4,725)	(7,171)
Cash and cash equivalents at beginning of period	37,893	60,111

Cash and cash equivalents at end of period	$33,168	$52,940

Other information
Interest paid	$10,368	$8,075
Income taxes paid	25	34
See notes to consolidated financial statements.

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Prime Group Realty Trust
Notes to Consolidated Financial Statements
(Unaudited)
1. Basis of Presentation
The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2008 are not necessarily indicative of the results that may be expected for the year ended December 31, 2008. For further information, refer to the consolidated financial statements and footnotes thereto included in our annual report on Form 10-K/A for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on March  _____, 2009.
The Company previously disclosed its intention to restate its financial statements for such periods on a Form 8-K filed with the United States Securities and Exchange Commission (the “SEC”) on August 21, 2008. The Audit Committee of the Board of Trustees (the “Audit Committee”) of the Company, in consultation with members of the Company’s management, determined that the Company’s distributions to the owners of the common units of the Operating Partnership were incorrectly recorded on the Company’s consolidated financial statements. In addition, as reported on a Form 8-K filed with the SEC on February 18, 2009, it was determined that a $4.2 million tax indemnification payment made in January 2006 was incorrectly recorded. The Company did not amend its Quarterly Reports on Form 10-Q for the periods affected by the restatement in 2007 and 2006 nor its Annual Report on Form 10-K for 2006 and the financial statements and related financial information contained in such reports should no longer be relied upon.
Historically, the Company has accounted for distributions to the owners of the Operating Partnership common units as a dividend of the Company and has recorded such dividends as a reduction of retained earnings (or equity). However, as a result of a review of the appropriate accounting for these distributions by management, the Audit Committee determined that the Company should have accounted for these distributions as a distribution to minority interest-operating partnership (a liability account). In addition, the tax indemnification payment made in January 2006 was previously capitalized as building improvements as a purchase price allocation under Statement of Financial Accounting Standards No. 141 “Business Combinations.” It was determined by the Company’s management, that the Company should have accounted for the payment as a charge to operations. Accordingly, the Company has restated its financial statements for the period ended March 31, 2008 to correct the misclassifications.
All referenced amounts in this Quarterly Report for prior periods and prior period comparison reflect the balances and amounts on a restated basis. The effect of the restatement on prior period financial statements is discussed in Note 15 — Restatements to our consolidated financial statements included in this Quarterly Report.
As of March 31, 2008, we have one primary reportable segment consisting principally of our ongoing ownership and operation of nine office properties, one industrial property, a joint venture interest in one office property located in Phoenix, Arizona (which is leased through operating leases to unrelated third parties), and a membership interest in an unconsolidated entity which owns extended-stay hotel properties.

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2. Formation and Organization
We were organized in Maryland on July 21, 1997 as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), for federal income tax purposes. On November 17, 1997, we completed our initial public offering and contributed the net proceeds to Prime Group Realty, L.P. (our “Operating Partnership”) in exchange for common and preferred partnership interests.
Prior to our acquisition (the “Acquisition”) by an affiliate of The Lightstone Group, LLC (“Lightstone”), we were the sole general partner of the Operating Partnership and owned all of the preferred units and 88.5% of the common units of the Operating Partnership then issued. Each preferred unit and common unit entitled us to receive distributions from our Operating Partnership. Dividends declared or paid to holders of common shares and preferred shares were based upon such distributions we received with respect to our common units and preferred units.
On June 28, 2005, our common shareholders approved the Acquisition by Lightstone and on July 1, 2005, the Acquisition was completed. As a result of the Acquisition, each of our common shares and common units of the Operating Partnership were cancelled and converted into the right to receive cash in the amount of $7.25 per common share/common unit, without interest. In connection with the Acquisition, all outstanding options with an exercise price equal to or greater than the sales price of $7.25 per common share/common unit were cancelled and each outstanding option for a common share with an exercise price less than the sales price was entitled to be exchanged for cash in an amount equal to the difference between $7.25 and the exercise price.
Our Series B Cumulative Redeemable Preferred Shares (the “Series B Shares”) remain outstanding after the completion of the Acquisition.
As a result of the Acquisition, Prime Office Company LLC (“Prime Office”), a subsidiary of Lightstone, owned 100.0%, or 236,483, common shares and 99.1%, or 26,488,389, of the outstanding common units in the Operating Partnership. Prime Group Realty Trust (the “Company” or “PGRT”) owns 0.9%, or 236,483, of the outstanding common units and all of the 4.0 million outstanding preferred units in the Operating Partnership.
Effective on November 16, 2005, Prime Office transferred 5,512,241 common units in the Operating Partnership to Park Avenue Funding, LLC, an affiliate of Lightstone. Subsequent to the transfer, Prime Office owns 78.5%, or 20,976,148, of the outstanding common units in the Operating Partnership, while Park Avenue Funding, LLC owns 20.6% and PGRT owns 0.9% of the outstanding common units in the Operating Partnership.
Each preferred and common unit of the Operating Partnership entitles the owners thereof to receive distributions from the Operating Partnership. Dividends declared or paid to holders of our common shares and preferred shares are based upon the distributions received by us with respect to the common units and preferred units we own in the Operating Partnership.
3. Impact of Recently Issued Accounting Standards
In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for fiscal years beginning after November 15, 2007. We have adopted the provisions of SFAS No. 157 and it did not have a material impact to our Company’s financial position or results of operations.

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3. Impact of Recently Issued Accounting Standards (continued)
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective as of the beginning of an entity’s fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. We have elected not to adopt the provisions of SFAS No. 159.
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” ("SFAS No. 141(R)”), and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 141(R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 141(R) and SFAS No. 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. We have not yet determined the effect on our consolidated financial statements, if any, upon adoption of SFAS No. 141(R) or SFAS No. 160.
In February 2008, the FASB issued Staff Position No. FAS 157-2 which provides for a one-year deferral of the effective date of SFAS No. 157, “Fair Value Measurements,” for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. We will apply the provisions of FAS 157-2 to non-financial assets and liabilities beginning on January 1, 2009.
4. Mortgage Notes Payable
330 N. Wabash Avenue Refinancing. On March 18, 2008, we refinanced the previously existing loan on our 330 N. Wabash Avenue property with two loans on the remaining portion of the property not sold (the “Office Property”), see Note 10 — Recent Developments — 330 N. Wabash Avenue Hotel Sale for more detail, consisting of (a) a loan in the principal amount of $88.0 million (“Loan A”) from ING USA Annuity and Life Insurance Company (the “Loan A Lender”) and (b) a loan in the principal amount of $100.0 million (“Loan B” and, together with Loan A, the “Loans”) from General Electric Capital Corporation (the “Loan B Lender”). The initial advance of Loan B consisted of $50.0 million, and our subsidiary who is the borrower of the Loans, 330 N. Wabash Avenue, L.L.C. (“330 LLC”), has the right to draw the remaining $50.0 million for future leasing and redevelopment costs relating to the property, subject to compliance with the conditions for future draws contained in the Loan B documents. The Loans are secured by (i) a first mortgage on the Office Property, (ii) a leasehold mortgage on the adjacent 902-space parking garage (the “Parking Garage”) leased by 330 LLC pursuant to a long-term ground lease, and (iii) all rents related to the Office Property and Parking Garage. Loan B is further secured by a cash deposit or letter of credit in the amount of $2.75 million (which will be released after the third anniversary of the Loans if 330 LLC satisfies certain financial benchmarks).
Loan A matures on April 1, 2038. On April 1 of each year (starting with April 1, 2011), the Loan A Lender has an option to call Loan A, provided that 330 LLC may negate the Loan A Lender’s call options, if exercised, for 2011 and 2012 upon the satisfaction of certain conditions. Loan A bears

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Discontinued Operations
In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS 144”) net income (loss) and gain (loss) on sales of real estate for properties sold or properties held for sale are reflected in the consolidated statements of operations as Discontinued operations in our March 31, 2008 interim consolidated financial statements and for all periods presented. Below is a summary of the results of operations for our 1051 North Kirk Road property (which we sold in May 2008), our Narco River Business Center property (which we sold in May 2007) and the residual effects related to properties sold in prior years (dollars in thousands):

	Three months ended
	March 31
	2008	2007

Rental revenue	$107	$304
Tenant reimbursements	30	153
Other property income	1	1,091

Total revenue	138	1,548

Property operations	14	14
Real estate taxes	28	474
Depreciation and amortization	—	107
Interest expense	74	110

Total expenses	116	705

Income before minority interests	22	843
Minority interests	(21)	(836)

Discontinued operations	$1	$7

9. Debt Covenants
The financial covenants contained in certain of our loan agreements and guarantee agreements with our lenders include minimum ratios for debt service coverage, as well as minimum net worth levels and numerous other financial and non-financial covenants. As of March 31, 2008, we are in compliance with the requirements of all of these financial and non-financial covenants.
10. Recent Developments
On December 20, 2007, our Board of Trustees (“Board”) declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the fourth quarter of 2007 dividend period. The quarterly dividend had a record date of January 10, 2008 and was paid on January 31, 2008.
On February 12, 2008, our Board declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the first quarter of 2008 dividend period. The quarterly dividend had a record date of March 31, 2008 and was paid on April 30, 2008. In addition, our Board also declared a distribution to the holders of the 26,488,389 common units in the Operating Partnership and a dividend to the holder of our 236,483 common shares, in an amount of $0.112255 per unit/share and having a record date of February 12, 2008 and a payment date of February 13, 2008.
The United Building Sale. On January 7, 2008, we completed the sale of our 50.0% common joint venture interest in The United Building located at 77 West Wacker Drive in Chicago, Illinois to our joint venture partner. The sale price was $50.0 million, subject to customary pro-rations and adjustments. We recognized a gain of $29.4 million and we used $18.8 million of the net proceeds to retire the outstanding balance on two Citicorp USA, Inc. (“Citicorp”) mezzanine loans.

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10. Recent Developments (continued)
Two of the Company’s subsidiaries entered into a management and leasing agreement at closing providing that they will be the manager and leasing agents for The United Building through January 6, 2013, subject to the terms of the agreement, including the owner’s right to terminate the agreement early upon 30 days notice.
BHAC Capital IV, L.L.C. In January 2008, our subsidiary PGRT ESH, Inc. (“PGRT ESH”) was informed that BHAC Capital IV, L.L.C. (“BHAC”) was temporarily suspending distributions on the membership units in BHAC held by PGRT ESH, and the suspension was estimated to last through 2008. The first quarter 2008 debt service on the non-recourse loan in the original principal amount of $120.0 million from Citicorp to PGRT ESH (the “Citicorp Loan”), was funded with the proceeds of a $2.3 million capital contribution by Prime Office to us and then from us to PGRT ESH. The Citicorp Loan is non-recourse to us but has been guaranteed by the Chairman of our Board, David Lichtenstein, and Lightstone Holdings, LLC.
330 N. Wabash Avenue Hotel Sale. On March 18, 2008, one of our subsidiaries, 330 LLC, completed the sale of Floors 2 through 13 of our 330 N. Wabash Avenue property to Modern Magic Hotel, LLC (the “Hotel Buyer”) for the purchase price of $46.0 million, subject to customary prorations and adjustments as provided in the purchase and sale agreement. The Hotel Buyer has an option to purchase the 14th Floor of our 330 N. Wabash Avenue property for $5.0 million (subject to escalation by CPI and certain other adjustments), in such case the proceeds would be used to partially prepay the mortgage loan encumbering the property. The Hotel Buyer and 330 LLC have also entered into a Declaration of Covenants, Conditions, Restrictions and Easements and various other documents that provide for necessary cross-easements and sharing of common area costs. The purchase and sale agreement includes a covenant by 330 LLC to perform certain asbestos removal, demolition and pre-construction work on all floors subject to the sale. 330 LLC deposited $10.7 million at closing into construction escrows with the title insurance company and $2.1 million with one of the mortgage lenders to be used for such costs. These obligations were recorded as a liability and charged against the gain when determining the book gain on sale. We recognized a book gain on the sale of approximately $9.8 million. The net proceeds from the Hotel sale, together with the proceeds from the loans referred to in Note 4 — 330 N. Wabash Avenue Refinancing, and a payment of $31.5 million from the Operating Partnership, were used to repay the prior debt on our 330 N. Wabash Avenue property and fund all of the escrows and cash deposit referred to in Note 4.

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11. Earnings Per Share
The following table sets forth the computation of basic and diluted net loss available per weighted-average common share of beneficial interest for the three months ended March 31, 2008 and 2007 (dollars in thousands, except for per share amounts):

	Three months ended
	March 31
	2008	2007
	As Restated	As Restated
Numerator:
Loss from continuing operations before minority interests	$(15,080)	$(7,290)
Minority interests	(30,880)	9,456
Net income allocated to preferred distributions	(2,250)	(2,250)

Loss before discontinued operations	(48,210)	(84)
Discontinued operations, net of minority interests	1	7

Numerator for earnings per share — loss available to common shares	$(48,209)	$(77)

Denominator:
Weighted-average common shares	236,483	236,483
Effect of dilutive securities:
Employee stock options	—	—
Nonvested employee stock grants	—	—

Adjusted weighted-average common shares and assumed conversions	236,483	236,483

Basic and diluted earnings available to common shares per weighted-average common share:
Loss from continuing operations after minority interests and allocation to preferred shareholders	$(203.86)	$(0.36)
Discontinued operations, net of minority interests	—	0.03

Net loss available per weighted-average common share of beneficial interest — basic and diluted	$(203.86)	$(0.33)

12. Investments in Unconsolidated Joint Ventures
We have investments in one joint venture and a membership interest in an unconsolidated entity which owns extended-stay hotel properties which we account for under the equity method of accounting. The following is a summary of the investments and the amounts reflected in our consolidated financial statements related to these investments.
Extended Stay Hotels. On June 29, 2007, through our wholly-owned subsidiary, PGRT ESH, we purchased a $120.0 million membership interest in BHAC, an entity which owns 100.0% of Extended Stay, Inc. (“ESH”), from Lightstone Holdings, LLC, an affiliate of Lightstone. The purchase price was fully-funded with a non-recourse loan from Citicorp. ESH and its affiliates own mid-priced extended-stay hotel properties in the United States and Canada. Because the transaction was with affiliates of Lightstone, the acquisition of the membership interest was approved unanimously by our independent trustees.
Our interest in BHAC at March 31, 2008 was valued at $5.6 million (included in Investments In Unconsolidated Entities). Our share of the BHAC’s operations, assuming a hypothetical liquidation at March 31, 2008, was a loss of $60.4 million for the three months ended March 31, 2008.

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13. Stock Based Compensation
We currently do not anticipate that the Company itself will grant stock options in the future. Prime Office has granted certain of our employees options to acquire interests in Prime Office in the past and may grant options in the future. Options granted by Prime Office resulted in the recognition of compensation cost although they had no material impact on our overall financial position.
14. Shareholders’ Equity (deficit)
The change in shareholders’ equity (deficit) from $36.4 million at December 31, 2007 to $(9.5) million at March 31, 2008 includes the first quarter 2008 net loss of $46.0 million, payment of dividends in the amount of $2.3 million and a contribution from our parent company of $2.4 million.
15. Commitments and Contingencies
Legal. The sale of our 208 South LaSalle Street property to Prime/Mansur closed on December 9, 2005. On October 26, 2005, Prime/Mansur exercised its option to acquire our membership interest in the Plumcor/Thistle JV, and the parties subsequently executed a purchase and sale agreement for the sale. On December 22, 2005, we terminated the purchase and sale agreement relating to the Plumcor/Thistle JV because Prime/Mansur had failed to obtain our joint venture partner’s consent to the transaction by the December 15, 2005 deadline contained in the agreement. Prime/Mansur subsequently sent us a letter disputing our right to terminate the agreement, to which we replied with a letter reaffirming our right to terminate the agreement. On January 31, 2006, Prime/Mansur filed a lawsuit in the Circuit Court of Cook County, Illinois claiming that our termination of the purchase and sale agreement was not justified. Prime/Mansur is requesting the Court to either grant it specific performance and order us to convey our joint venture interest in Plumcor Thistle or damages in the amount of $5.0 million. This matter could prove costly and time consuming to defend and there can be no assurances about the eventual outcome, but we believe we have legitimate defenses to this action and the ultimate outcome will not have a material adverse affect on our consolidated financial condition or results of operations.
In May 2007, we terminated the employment of Nancy Fendley, our former Executive Vice President of Leasing. Ms. Fendley has disputed such termination and, on May 29, 2007, filed a lawsuit against us in the Circuit Court of Cook County, Illinois alleging a breach of her employment agreement and seeking approximately $9.0 million in damages. We believe we have valid defenses to her claims and intend to vigorously contest the lawsuit. Although there can be no assurances about the eventual outcome, we believe the ultimate outcome will not have a material adverse affect on our consolidated financial condition or results of operations.
We are a defendant in various other legal actions arising in the normal course of business. In accordance with SFAS No. 5 “Accounting for Contingencies,” we record a provision for a liability when it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Although the outcome of any litigation is uncertain, we believe that such legal actions will not have a material adverse affect on our consolidated financial position or results of operations.
Environmental. Phase I or similar environmental assessments have been performed by independent environmental consultants on all of our properties. Phase I assessments are intended to discover information regarding, and to evaluate the environmental condition of, the surveyed property and surrounding properties. Phase I assessments generally include a historical review, a public records review, an investigation of the surveyed site and surrounding properties and the preparation and issuance of a written report, but do not include soil sampling or subsurface investigations.

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15. Commitments and Contingencies (continued)
During the due diligence process in connection with the sale of certain industrial properties in October 2004, additional environmental contamination, beyond that previously identified by our environmental consultants, was discovered by the purchaser of our Chicago Enterprise Center, East Chicago Enterprise Center and Hammond Enterprise Center facilities. As a result, we agreed to or regulations will not impose any material environmental liability or (ii) the current environmental condition of our properties will not be affected by tenants, by the condition of land or operations in the vicinity of our properties (such as the presence of underground storage tanks) or by third parties unrelated to us. If compliance with the various laws and regulations, now existing or hereafter adopted, exceeds our budgets for such items, our financial condition could be further adversely affected.
Continental Towers. On December 12, 1997, the Operating Partnership purchased and amended the mortgage note (“Mortgage Note”) secured by the property known as Continental Towers located in Rolling Meadows, Illinois (we currently receive all of the economic benefits from the property and have consolidated the operations). In connection with the purchase of the mortgage note, on December 12, 1997 the Operating Partnership entered into a Tax Indemnity Agreement with certain other parties, including Roland E. Casati (“Mr. Casati”) and Richard H. Heise (“Mr. Heise”) (Mr. Casati and Mr. Heise being beneficiary owners of Continental Towers), pursuant to which the Operating Partnership agreed to indemnify Mr. Casati and Mr. Heise from certain taxes which would be incurred in connection with certain taxable events relating to Continental Towers, including a foreclosure of the mortgage note. The Operating Partnership’s liability under the Tax Indemnity Agreement expires January 5, 2013.
On January 10, 2006, the Operating Partnership and certain other parties, including Mr. Casati and Mr. Heise, restructured the ownership structure of Continental Towers and amended and restated the Tax Indemnity Agreement to, among other things, (a) create an undivided tenant in common ownership structure whereby (i) Continental Towers, L.L.C. (“64.0% Owner”) held an undivided 64.0% interest in the property, and (ii) Continental Towers I, L.P. (“36.0% Owner”) held an undivided 36.0% interest in the property; (b) reduce the estimated maximum liability of the Operating Partnership in the event of the consummation of a taxable transaction relating to Continental Towers, calculated at current tax rates, from approximately $53.2 million to $14.0 million; and (c) remove Mr. Casati from the ownership structure of Continental Towers and release the Operating Partnership from any liability to Mr. Casati under the Tax Indemnity Agreement. The Operating Partnership paid Mr. Casati $4.2 million in connection with this transaction to obtain a release of the Operating Partnership from all of its obligations under the Amended Tax Indemnity Agreement relating to Mr. Casati. This payment was recorded as loss on tax indemnification in our consolidated financial statements. Mr. Heise’s interest in the Property was limited to a 96.7% limited partnership interest in the 36.0% Owner. The remaining ownership interests in 36.0% Owner and all of the ownership interests in 64.0% Owner were owned by affiliates of Mr.
16. Restatements
The Company previously disclosed its intention to restate its financial statements for such periods on a Form 8-K filed with the SEC on August 21, 2008. The Audit Committee, in consultation with members of the Company’s management, determined that the Company’s distributions to the owners of the common units of the Operating Partnership were incorrectly recorded on the Company’s consolidated financial statements. In addition, as reported on a Form 8-K filed with the SEC on February 18, 2009, it was determined that a $4.2 million tax indemnification payment made in January 2006 was incorrectly recorded. The Company did not amend its Quarterly Reports on Form 10-Q for the periods affected by the restatement in 2007 and 2006 or its Annual Report on Form 10-K for 2006 and the financial statements and related financial information contained in such reports should no longer be relied upon.
Historically, the Company has accounted for distributions to the owners of the Operating Partnership common units as a dividend of the Company and has recorded such dividends as a reduction of retained earnings (or equity). However, as a result of a review of the appropriate accounting for these distributions by management, the Audit Committee determined that the Company should have accounted for these distributions as a distribution to minority interest-operating partnership (a liability account). In addition, the $4.2 million tax indemnification payment made in January 2006 was previously capitalized as building improvements as a purchase price allocation under Statement of Financial Accounting Standards No. 141 “Business Combinations.” It was determined by the Company’s management, that the Company should have accounted for the payment as a charge to operations. Accordingly, the Company has restated its financial statements for the period ended March 31, 2008 to correct the misclassifications.

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DRAFT
16. Restatements (continued)
All changes reflected in this footnote have been reflected throughout these consolidated financial statements, as restated. The difference between the reported amounts below represent the adjustments relating to the restatement. The effects of the restatement are as follows (000’s omitted, except per share amounts):

	For the period ending		For the year ended
	March 31, 2008		December 31, 2007
	As		As
	Previously	As	Previously	As
	Reported	Restated	Reported	Restated
Consolidated Balance Sheets
Building and improvements	$333,341	$329,141	$351,782	$347,582
Accumulated depreciation	(54,126)	(53,867)	(52,857)	(52,627)
Total assets	567,089	563,148	675,886	671,916
Minority interests-Operating Partnership	98,265	13,706	65,040	—
Shareholders’ equity (deficit) — Distributions in excess of earnings	(199,575)	(121,310)	(133,794)	(72,724)
Total shareholder’s equity (deficit)	(90,144)	(9,526)	(24,713)	36,357

	For the three-month period ending
	March 31, 2008		March 31, 2007
	As		As
	Previously	As	Previously	As
	Reported	Restated	Reported	Restated

Consolidated Statements of Operations
Depreciation and amortization	$6,717	$6,686	$7,594	$7,565
Total expenses	21,610	21,581	23,007	22,978
Operating income	416	445	910	939
Recovery of distributions and losses to minority partners in excess of basis	—	14,222	—	—
Loss from continuing operations before minority interest	(29,405)	(15,080)	(7,319)	(7,290)
(Loss) income from continuing operations	(60,182)	(45,960)	2,166	2,166
Net (loss) income	(60,181)	(45,959)	2,173	2,173
Net loss available to common shareholders	(62,431)	(48,209)	(77)	(77)

Basic and diluted earnings available to common shares per weighted-average common share:
Loss from continuing operations after minority interest and allocation to preferred shareholders	$(264.00)	$(203.86)	$(0.36)	$(0.36)
Net loss available per weighted-average common share of beneficial interest — basic and diluted	(264.00)	(203.86)	(0.33)	(0.33)

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17. Subsequent Events
On May 2, 2008 our Board declared and set apart for payment a quarterly dividend on our Series B Preferred Shares of $0.5625 per share for the second quarter of 2008 dividend period. The quarterly dividend has a record date of July 10, 2008 and a payment date of July 31, 2008.
In addition, on May 2, 2008, our Board declared a distribution to the holders of the 26,488,389 common units in the Operating Partnership and a dividend to the holder of our 236,483 common shares, in an amount of $0.561275 per unit/share and having a record date of May 2, 2008 and a payment date of May 2, 2008.
4343 Commerce Court Refinancing. On June 4, 2008, we refinanced our 4343 Commerce Court property with a first mortgage loan in the principal amount of $11.6 million from Leaders Bank, with $0.9 million available for future fundings related to leasing costs. The proceeds of the loan were primarily utilized to repay the existing first mortgage loan encumbering the property in the principal amount of $10.2 million. The new loan bears interest at the variable rate of the London Interbank Offered Rate (“LIBOR”) plus 2.0% and has an interest rate collar that contains an interest rate ceiling of 6.5% and an interest rate floor of 4.5%. This loan has a 5-year term and requires monthly amortization payments based on a thirty-year amortization schedule.
BHAC Capital IV, L.L.C. Effective June 10, 2008, PGRT ESH extended the maturity date of the Citicorp Loan in the original principal amount of $120 million, from June 10, 2008 until June 15, 2009. The interest rate for the extension is at PGRT ESH’s election (a) one or three-month LIBOR plus 6% or (b) Citicorp’s base rate plus 4% per annum. The loan is non-recourse to PGRT ESH and is secured by, among other things, a pledge of PGRT ESH’s membership interest in BHAC, an entity that owns 100% of ESH. The loan is guaranteed by David Lichtenstein, the Chairman of our Board of Trustees, and Lightstone Holdings, LLC (“Guarantors”), both of which are affiliates of our parent companies. In addition, affiliates of Guarantors recently repaid $25.0 million of principal of the loan and since January 1, 2008, because BHAC stopped paying distributions on PGRT’s interests, have been paying the debt service on the loan, all as capital contributions to the Company and, in turn, to PGRT ESH.
The loan extension has a $3.0 million restructuring fee payable in three installments through September 30, 2008, $2.0 million of which has already been paid by affiliates of Guarantors. The loan also has a $1.1 million exit fee. Future partial principal repayments of the loan are due as follows: (i) $5.0 million on July 31, 2008, (ii) $20.0 million on September 30, 2008, (iii) $20.0 million on December 31, 2008 and (iv) $20.0 million on March 31, 2009. Of the amount due on September 30, 2008, $10.0 million may be deferred at PGRT ESH’s election until December 31, 2008 provided that the interest rate on the loan will then increase by 2% per annum until such amount is paid. It is currently anticipated that all or a portion of these required repayments will be funded by affiliates of the Guarantors, although there can be no assurances that this will be the case.
On July 24, 2008, Park Avenue Funding, LLC, an affiliate of Lightstone, transferred 5,512,241 common units in the Operating Partnership to Prime Office. Subsequent to the transfer, Prime Office owns 99.1% of the outstanding common units in the Operating Partnership and PGRT owns 0.9% of the outstanding common units in the Operating Partnership.

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leasing agent for the approximately 959,000 square foot property known as The United Building located at 77 West Wacker Drive in Chicago, Illinois, and the approximately 1.5 million square foot Citadel Center office building located at 131 South Dearborn Street in Chicago, Illinois.
All of our properties, except one joint venture property and excluding our membership interest in ESH, are located in the Chicago metropolitan area in prime business locations within established business communities and account for all of our rental revenue and tenant reimbursements revenue. Our joint venture property is located in Arizona.
Our results reflect the general weakness in the office leasing market in the Chicago metropolitan area over the past several years. Because of this weakness in the leasing market, we have been challenged to retain existing tenants and locate new tenants for our vacant and non-renewing space at acceptable economic rental rates. In addition, the supply of downtown Chicago office space continues to grow, principally as a result of the construction of new office buildings. As these buildings continue to come on line in the next few years, the additional supply may add to the challenge.
Our management is addressing this challenge by increasing our marketing efforts both through working with the office brokerage community and in direct marketing campaigns to prospective users of office space in our market, as well as investing in targeted capital expenditures to improve our properties in order to enhance our position in our market.
Our income and cash flow is derived primarily from rental revenue (including tenant reimbursements) from our properties. We expect that any revenue growth over the next several years will come from revenue generated through increased occupancy rates in our portfolio. The following summarizes our portfolio occupancy at the end of the first quarter of 2008 and at the end of each quarter of 2007, excluding properties sold in subsequent periods and our membership interest in the entity that owns extended-stay hotel properties:

	Portfolio Occupancy
	March 31	December 31	September 30	June 30	March 31
	2008	2007	2007	2007	2007

Portfolio Total	81.9%	74.9%	74.5%	76.3%	80.2%

Unconsolidated Joint Venture Properties	56.4%	83.7%	80.8%	90.0%	92.1%

Effective January 1, 2006, our properties rentable square feet and occupancy are based on ANSI Z65.1 — 1996 standards established by the Building Owners and Managers Association (“BOMA”). Minor variations in occupancy resulted from this change.
The increase in occupancy as of March 31, 2008 in our portfolio total was due to the sale of floors 2-13 at our 330 N. Wabash Avenue property which increased the occupancy percentage at this property from 66.5% at December 31, 2007 to 86.2% at March 31, 2008. The occupancy percentage at March 31, 2008 at our joint venture properties represents our joint venture interest in Plumcor Thistle.
Impact of Restatement. The Company previously disclosed its intention to restate its financial statements for such periods on a Form 8-K filed with the SEC on August 21, 2008. The Audit Committee, in consultation with members of the Company’s management, determined that the Company’s distributions to the owners of the common units of the Operating Partnership were incorrectly recorded on the Company’s consolidated financial statements. In addition, as reported on a Form 8-K filed with the SEC on February 18, 2009, it was determined that a $4.2 million tax indemnification payment made in January 2006 was incorrectly recorded. The Company did not amend its Quarterly Reports on Form 10-Q for the periods affected by the restatement in 2007 and 2006 or its Annual Report on Form 10-K for 2006 and the financial statements and related financial information contained in such reports should no longer be relied upon.

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Historically, the Company has accounted for distributions to the owners of the Operating Partnership common units as a dividend of the Company and has recorded such dividends as a reduction of retained earnings (or equity). However, as a result of a review of the appropriate accounting for these distributions by management, the Audit Committee determined that the Company should have accounted for these distributions as a distribution to minority interest-operating partnership (a liability account). In addition, the $4.2 million tax indemnification payment made in January 2006 was previously capitalized as building improvements as a purchase price allocation under Statement of Financial Accounting Standards No. 141 “Business Combinations.” It was determined by the Company’s management that the Company should have accounted for the payment as a charge to operations. Accordingly, the Company has restated its financial statements for the period ended March 31, 2008 to correct the misclassifications.
Critical Accounting Policies
We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates and assumptions. We believe that the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our consolidated financial statements.
Accounts Receivable and Allowance for Doubtful Accounts. We monitor the liquidity and creditworthiness of our tenants on an ongoing basis. We maintain allowances for doubtful accounts using the specific identification method for estimated losses resulting from the inability of certain of our tenants to make payments required by the terms of their respective leases. No general reserve is recorded. If the financial condition of our tenants were to deteriorate, additional allowances may be required. We had reserves for accounts receivable of $1.2 million and $1.1 million at March 31, 2008 and December 31, 2007, respectively.
Assumed Lease Liabilities. As a result of the negotiation of certain leases, we assumed the liability for the tenants’ obligation or agreed to reimburse the tenants for their obligation under leases with their prior landlords. Our policy is to record the estimated net obligation we may be subject to as a liability. The net obligation is derived by calculating our total contractual obligation and reducing the amount by existing subleases and an estimate of subleases we anticipate signing in the future based on the nature of the space, the property and market conditions. We periodically review these estimates for reasonableness based on changes in market conditions and executed subleases. Failure to achieve forecasted results could lead to a future increase in the liabilities associated with these transactions. The liability for leases assumed at March 31, 2008 and December 31, 2007, were $3.7 million and $4.0 million, respectively.
Impairment of Long-Lived Assets. In evaluating our assets for impairment in accordance with SFAS 144, we record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired. Under SFAS 144, assets that display indicators of possible impairment are reviewed to see if their net book value will be recovered from estimated cash flows over an anticipated hold period. If these cash flows, plus the proceeds from a sale at the end of the anticipated hold period, are less than the net book value of the related asset, our policy is to record an impairment reserve related to the asset in the amount of the difference between its net book value and our estimate of its fair market value, less costs of sale. For assets held for sale, impairment is measured as the difference between carrying value and fair value, less cost to dispose. Fair value is based on estimated cash flows discounted at a risk-adjusted rate of interest.
At March 31, 2008, we determined that no impairments were necessary. In evaluating our other long-lived assets used in operations for impairment at March 31, 2008, we assumed anticipated hold periods of three to five years for our operating properties.

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Minority Interest in Consolidated Real Estate Partnerships. Interests held in consolidated real estate partnerships by limited partners other than the Company are reflected as minority interest in consolidated real estate partnerships. Minority interest in real estate partnerships represents the minority partners’ share of the underlying net assets of the Company’s consolidated real estate partnerships. When these consolidated real estate partnerships make cash distributions in excess of net income, the Company, as the majority partner, records a charge equal to the minority partners’ excess of distributions over net income when the partnership has deficit equity. This charge is classified in the consolidated statements of income as distributions and losses to minority partners in excess of basis. Losses are allocated to minority partners until such time as such losses exceed the minority interest basis, in which case the Company recognizes 100% of the losses in operating earnings. If future earnings materialize, the Company records recovery of those losses previously recognized. With regard to such consolidated real estate partnerships, approximately $14.2 million in losses related to the minority interest ownership were charged to operations for the year ended December 31, 2007, and the recovery of such losses were recorded during the three months ended March 31, 2008.
Property Held for Sale. We evaluate held for sale classification of our owned real estate on a quarterly basis. Assets that are classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell. Assets are generally classified as held for sale once we commit to a plan to sell the property and have initiated an active program to market them for sale. The results of operations of these real estate properties are reflected as discontinued operations in all periods reported.
On occasion, we will receive unsolicited offers from third parties to buy individual properties. Under these circumstances, we will classify the properties as held for sale when a sales contract is executed with no contingencies and the prospective buyer has funds at risk to ensure performance.

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Results of Operations
Comparison of the three months ended March 31, 2008 to March 31, 2007
The table below represents selected operating information for our portfolio. Property revenues include rental revenues, tenant reimbursements and other property operating revenues. Property operating expenses include real estate taxes, utilities and other property operating expenses.

(Dollars in thousands)	2008	2007	$ Change	% Change
	As Restated	As Restated
Property revenues	$21,791	$22,952	$(1,161)	(5.1)%
Services Company revenues	235	965	(730)	(75.6)

Total revenues	22,026	23,917	(1,891)	(7.9)

Property operating expenses	12,962	12,987	(25)	(0.2)
Depreciation and amortization	6,686	7,565	(877)	(11.6)
General and administrative	1,597	1,686	(89)	(5.3)
Services Company operations	334	740	(406)	(54.9)

Total expenses	21,581	22,978	(1,397)	(6.1)

Operating income	445	939	(494)	(52.6)
Interest and other income	923	329	594	180.5
Loss from investments in unconsolidated joint ventures	(60,354)	(524)	(59,830)	(11,417.9)
Interest:
Expense	(9,271)	(7,814)	(1,457)	(18.6)
Amortization of deferred financing costs	(239)	(220)	(19)	(8.6)
Recovery of distributions and losses to minority partners in excess of basis	14,222	—	14,222	—
Gain on sales of real estate and joint venture interests	39,194	—	39,194	—

Loss from continuing operations before minority interests	(15,080)	(7,290)	(7,790)	(106.8)
Minority interests	(30,880)	9,456	(40,336)	(426.6)

(Loss) income from continuing operations	(45,960)	2,166	(48,126)	(2,221.9)
Discontinued operations, net of minority interests	1	7	(6)	(85.7)

Net (loss) income	$(45,959)	$2,173	$(48,132)	(2,215.0)%

Property Revenues. The decrease of $1.2 million in property revenues was primarily attributable to decreased occupancy at our 330 N. Wabash Avenue ($0.5 million), Continental Towers ($0.5 million) and 800-810 Jorie Boulevard ($0.4 million) properties.
Services Company Revenues. The decrease of $0.7 million in our Services Company revenues during the first quarter of 2008 was primarily due to leasing commission income in the first quarter of 2007 as a result of increased leasing activity at The United Building that did not occur in the same period of 2008.
Property Operating Expenses. The change in property operating expenses was primarily attributable to adjustments to real estate tax projections ($0.6 million) for our properties. These were partially offset by increases in utility rates ($0.3 million) and snow removal costs ($0.2 million) for our properties.
Depreciation and Amortization. The decrease of $0.9 million in depreciation and amortization was primarily attributable to the expiration of a lease at our 330 N. Wabash Avenue property in May 2007, at which time the tenant related assets became fully depreciated ($0.4 million), the downsizing of a space leased to a tenant at our 800-810 Jorie Boulevard property ($0.2 million) and various other lease expirations at our properties resulting in decreased depreciation and amortization ($0.3 million).

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Services Company Operations. The decrease of $0.4 million in Services Company operations was primarily due to a reduction in the provision for income taxes of $0.2 million due to decreased profitability in the first quarter of 2008. In addition, expenses decreased $0.2 million due to the January 7, 2008 sale of our 50% joint venture interest in The United Building.
Loss From Investments in Unconsolidated Joint Ventures. The increase of $59.8 million in loss from investments in unconsolidated joint ventures was primarily due to the allocation of losses from our investment in a membership interest in an entity that owns extended-stay hotel properties ($60.4 million). This was partially offset by losses of $0.5 million recognized in 2007 that did not occur in 2008 due to the sale of our joint venture interest in The United Building in January 2008.
Interest Expense. The increase of $1.5 million in interest expense was primarily due to an additional $2.4 million in interest expense recognized during the first three months of 2008 related to the Citicorp Loan associated with our June 2007 investment in the entity that owns ESH. This increase was partially offset by a $0.6 million reduction in interest expense related to the final portion of the PGRT Equity loan that was retired in connection with the sale of our joint venture interest in The United Building.
Recovery of Distributions and Losses to Minority Partners in Excess of Basis. The increase of approximately $14.2 million in recovery of distributions and losses to minority partners in excess of basis relates to the recovery of losses previously recognized in 2007.
Gain on Sales of Real Estate and Joint Venture Interests. The increase of $39.2 million in gain on sales of real estate and joint venture interests was primarily due to the sale of our 50% common joint venture interest in The United Building ($29.4 million) and the sale of Floors 2 through 13 of our 330 N. Wabash Avenue property ($9.8 million) during the first quarter of 2008.
Discontinued Operations. Discontinued operations include the results of operations of our 1051 North Kirk Road property, which is classified as property held for sale on our consolidated balance sheets, our former Narco River Business Center property, which was sold in May 2007, and the residual effects related to properties sold in prior years.
Liquidity and Capital Resources
We require cash to pay our operating expenses, make capital expenditures, fund tenant improvements and leasing costs, pay distributions/dividends and service our debt and other short-term and long-term liabilities. Cash on hand and net cash provided from operations represent our primary sources of liquidity to fund these expenditures. In assessing our liquidity, key components include our net income adjusted for non-cash and non-operating items, and current assets and liabilities, in particular accounts receivable, accounts payable and accrued expenses. For the longer term, our debt and long-term liabilities are also considered key to assessing our liquidity.
Cash Flows from Operating Activities. Net cash used in operating activities was $9.5 million for the three months ended March 31, 2008 compared to $3.0 million for the three months ended March 31, 2007 — an increase of $6.5 million. This change was primarily due to a $2.3 million reduction of rental and tenant reimbursements receipts due to lower occupancy, primarily at our 330 N. Wabash Avenue, Continental Towers and 800-810 Jorie Boulevard properties, a $1.5 million decrease in rents received in advance in the first quarter of 2008 and a $1.1 million refund of real estate taxes in the first quarter of 2007 associated with a former property.

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Cash Flows from Investing Activities. Net cash provided by investing activities was $88.6 million for the three months ended March 31, 2008 compared to $1.3 million for the three months ended March 31, 2007 — an increase of $87.3 million. During the first quarter of 2008, we received $97.0 million in proceeds from the sale of real estate and joint venture interests ($51.1 million received from the sale of our joint venture interest in The United Building and $45.9 million from the partial sale of our 330 N. Wabash Avenue property). This increase was partially offset by a net of $4.0 million in additional deposits made into our restricted cash and escrow accounts during the first quarter of 2008, as compared to the first quarter of 2007, when a net of $5.0 million became unrestricted and available for use from these accounts.
Cash Flows from Financing Activities. Net cash used in financing activities was $83.9 million for the three months ended March 31, 2008 compared to $5.5 million for the three months ended March 31, 2007 — an increase of $78.4 million. During the first quarter of 2008, we refinanced the existing $195.0 million in loans collateralized by our 330 N. Wabash Avenue property with a new $138.0 million loan and retired the outstanding balance of $18.8 million on two Citicorp mezzanine loans. We paid $4.7 million and $0.5 million in financing costs during the three months ended March 31, 2008 and 2007, respectively. In addition, we paid dividends totaling $5.3 million in the first quarter of 2008 compared to $4.5 million in the first quarter of 2007. We received $2.4 million in capital contributions from Lightstone in the first quarter of 2008; no amounts were received during the same period of 2007.
In order to qualify as a REIT for federal income tax purposes, we must distribute 90.0% of our taxable income (excluding capital gains) annually. At this time, we are current on the payment of dividends on our Series B Shares. There can be no assurances as to the timing and amounts of any future dividends on our Series B Shares and the fact that we are current on our dividends on our Series B Shares at this time should not be construed to convey any degree of certainty with respect to future preferred dividend payments. Our management and Board review our current capital resources and liquidity needs, the status of any pending capital events, debt levels and our requirements for cash reserves each quarter prior to making any decision with respect to paying distributions/dividends. Dividends on our common shares may not be made until all accrued dividends on our Series B Shares are declared and paid or set apart for payment. Future distributions/dividends will depend on the actual cash available for distribution, our financial condition, current and future capital requirements, the completion of any capital transactions, including refinancings, asset sales and/or acquisitions, the annual distribution requirements under the REIT provisions of the Code and such other factors as our Board deems relevant.
Our anticipated cash flows from operations combined with cash on hand are expected to be sufficient to fund our anticipated short-term capital needs over the next twelve months. For the remainder of 2008, we anticipate the need to fund significant capital expenditures to retenant space that has been previously vacated, or is anticipated to be vacated during the year. In order to fund these and our other short-term and long-term capital needs, we expect to utilize available funds from cash on hand, cash generated from our operations and existing escrows with lenders. In addition, we may enter into capital transactions, which could include asset sales, debt or equity financings and modifications or extensions of existing loans. There can be no assurance that any capital transactions will occur or, if they do occur, that they will yield adequate proceeds to fund our long-term capital needs or be on terms favorable to us.
The financial covenants contained in some of our loan agreements and guarantee agreements with our lenders include minimum ratios for debt service coverage, as well as minimum net worth levels and numerous other financial covenants. As of March 31, 2008, we are in compliance with the requirements of all of our financial covenants.
As a requirement of our lenders, we maintain escrow accounts and restricted cash balances for particular uses. At March 31, 2008, these accounts totaled $45.1 million. These escrows relate to the

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(B)
This represents a liability for asbestos abatement at our 330 N. Wabash Avenue property. See Note 14 — Commitments and Contingencies — Environmental to our consolidated financial statements included in this report for further information.

(C)
Dividends are cumulative and payable at a 9.0% annual rate each quarter that our Series B Shares remain outstanding. On February 12, 2008, our Board declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the first quarter of 2008 dividend period. The quarterly dividend had a record date of March 31, 2008 and a payment date of April 30, 2008. On May 2, 2008 our Board of Trustees declared and set apart for payment a quarterly dividend on our Series B Preferred Shares of $0.5625 per share for the second quarter of 2008 dividend period. The quarterly dividend has a record date of July 10, 2008 and a payment date of July 31, 2008.

With respect to the payment of the dividends referred to above, there can be no assurance as to the timing and amounts of any future dividends, and the payment of dividends at this time should not be construed to convey any degree of certainty with respect to future dividend payments. Management and our Board review the Company’s cash position, the status of potential capital events, debt levels and the Company’s requirements for cash reserves each quarter prior to making any decision with respect to paying dividends.
The holders of our Series B Shares have the right to elect two additional members to our Board if six consecutive quarterly dividends on our Series B Shares are not made. The term of any trustees elected by the Series B shareholders will expire whenever all arrears in dividends on the Series B Shares have been paid and current dividends declared and set apart for payment.
Preferred Shares. Our Series B Shares rank senior to our common shares as to the payment of dividends. Our Series B Shares may be redeemed at our option at a redemption price of $25.00 per share plus accrued and unpaid dividends. The redemption price is payable solely out of the proceeds from our sale of other capital shares of beneficial interest.
Tax Indemnity Agreements. On December 12, 1997, we purchased and amended the mortgage note encumbering the property known as Continental Towers located in Rolling Meadows, Illinois. As part of this transaction (the “Continental Transaction”), we entered into a Tax Indemnity Agreement pursuant to which we agreed to indemnify the two limited partners of the limited partnership which then owned the property, Mr. Casati and Mr. Heise, for, among other things, the federal and applicable state income tax liabilities that result from the income or gain which they recognize upon refinancing, sale, foreclosure or other action taken by us with respect to the property or the mortgage note.
On January 10, 2006, we and Mr. Casati and Mr. Heise, entered into an Amended Tax Indemnity Agreement in connection with the Continental Transaction, which among other things, reduced the estimated maximum liability of the Operating Partnership in the event of the consummation of a taxable transaction relating to our Continental Towers property, calculated at current tax rates, from approximately $53.2 million to $14.0 million.
In connection with the foregoing amendment, we made a payment to Mr. Casati of $4.2 million and Mr. Casati released us from all of our obligations under the Amended Tax Indemnity Agreement relating to Mr. Casati. This payment was recorded as loss on tax indemnification in our consolidated financial statements.
Indebtedness. Our aggregate indebtedness had a fair value of $491.4 million at March 31, 2008. This indebtedness had a weighted average maturity of 3.7 years and bore interest at a weighted average interest rate of 6.6% per annum. At March 31, 2008, $371.4 million, or 75.6% of such indebtedness, bore interest at fixed rates, and $120.0 million, or 24.4% of such indebtedness, bore interest at variable rates.

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Item 3. Quantitative and Qualitative Disclosures About Market Risk.
The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For our mortgage notes payable, the table presents principal cash flows, including principal amortization, and related weighted-average interest rates by expected maturity dates as of March 31, 2008. For the interest rate protection agreement, the table presents the notional amount entered into and the cap rate.

			Interest Rate Sensitivity
		Principal (Notional) Amount by Expected Maturity
	Average Interest Rate
	2008	2009	2010	2011	2012	Thereafter	Total
			(dollars in millions)
Liabilities
Mortgage notes payable (1):
Fixed rate amount — Carrying Value	$15.7	$1.7	$33.1	$153.4	$—	$165.0	$368.9
Weighted—average interest rate — Carrying Value	7.1%	6.4%	8.3%	5.8%	—	6.5%	—

Fixed rate amount — Fair Value	$16.5	$2.7	$33.8	$153.4	$—	$165.0	$371.4
Weighted-average interest rate — Fair Value	7.2%	7.2%	8.3%	5.8%	—	6.5%	—

Variable rate amount	$120.0	$—	$—	$—	$—	$—	$120.0
Weighted-average interest rate	7.1%	—	—	—	—	—	—

(1)
Based upon the rates in effect at March 31, 2008, the weighted-average interest rates on our mortgage notes payable at March 31, 2008 was 6.6%. If interest rates on our variable rate debt increased by one percentage point, our annual interest incurred (excluding the effects of the interest rate protection agreements) would increase by $1.2 million.

Item 4. Controls and Procedures.
(a) Evaluation of disclosure controls and procedures (Restated)
As described above in the “Explanatory Note” to this Amendment and in Note 15 to our consolidated financial statements, on August 20, 2008 the Audit Committee, in consultation with members of our management, determined that our distributions to the owners of the common units of the Operating Partnership were incorrectly recorded on our consolidated financial statements. In addition, in February 2009, in response to comments by the Staff of the SEC in connection with their review of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on July 23, 2008, it was determined that a $4.2 million tax indemnification payment made in January 2006 was incorrectly recorded. Accordingly, we determined that we should restate our consolidated financial statements for the period ended March 31, 2008 to correct the misclassifications.
Our management evaluated, under the supervision and with the participation of our Chief Executive Officer and our Executive Vice President — Capital Markets, the officer currently performing the function of our principal financial officer, the effectiveness of our disclosure controls and procedures as of March 31, 2008. Based on that initial evaluation, our Chief Executive Officer and Executive Vice President — Capital Markets concluded that, as of March 31, 2008, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), were effective.

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Subsequent to that evaluation and in connection with the restatement and filing of this Amendment, under the supervision and with the participation of our Chief Executive Officer and our Executive Vice President — Capital Markets, our management reevaluated the effectiveness of our disclosure controls and procedures and concluded that our disclosure controls and procedures were not effective as of March 31, 2008 solely as a result of the material weakness in internal control over financial reporting described under Item 9A — Controls and Procedures in our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2007. We addressed the material weakness with the plan for remediation described under Item 9A — Controls and Procedures in our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2007.
(b) Changes in internal controls over financial reporting
There was no change in our internal control over financial reporting that occurred during the last fiscal quarter covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting or in other factors that could significantly affect our internal controls subsequent to the date of their evaluation.

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Item 1A. Risk Factors.
Information regarding risk factors appears under the caption “Forward-Looking Statements” Part I — Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Quarterly Report on Form 10-Q/A and in Part I — Item 1A “Risk Factors” of our Annual Report on Form 10-K/A for the year ended December 31, 2007. There have been no material changes from the risk factors previously disclosed in our Annual Report on Form 10-K/A for the year ended December 31, 2007.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.
None.
Item 3. Defaults Upon Senior Securities.
None.
Item 4. Submission of Matters to a Vote of Security Holders.
None.
Item 5. Other Information.
None.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-Q/A
AMENDMENT No. 1

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-13589
PRIME GROUP REALTY TRUST
(Exact name of registrant as specified in its charter)

MARYLAND	36-4173047
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

77 West Wacker Drive, Suite 3900, Chicago, Illinois	60601
(Address of principal executive offices)	(Zip Code)
(312) 917-1300
(Registrant’s telephone number, including area code)
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of large accelerated filer, accelerated filer, non-accelerated filer and smaller reporting company in Rule 12b-2 of the Exchange Act. (Check One):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑	Smaller Reporting Company ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.
On August 1, 2008, 236,483 of the registrant’s Common Shares of Beneficial Interest were outstanding.

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EXPLANATORY NOTE
As previously reported on a Current Report on Form 8-K filed with the United States Securities and Exchange Commission (the “SEC”) on August 21, 2008, the Audit Committee of the Board of Trustees (the “Audit Committee”) of Prime Group Realty Trust (the “Company”), in consultation with members of the Company’s management, determined that the Company’s distributions to the owners of the common units of Prime Group Realty, L.P. (the “Operating Partnership”) were incorrectly recorded in the Company’s consolidated financial statements. In addition, as disclosed in the Company’s Current Report on Form 8-K filed February 18, 2009, it was determined that a $4.2 million tax indemnification payment made in January 2006 was incorrectly recorded in the Company’s consolidated financial statements. Accordingly, the Company stated that the previously filed consolidated financial statements for the periods ended March 31, 2008 and June 30, 2008 included in the Company’s Quarterly Reports on Form 10-Q should no longer be relied upon because of the restatement of certain items in the consolidated financial statements. This change relates only to the interpretation of existing accounting literature and does not involve new facts or circumstances.
Historically, the Company has accounted for distributions to the owners of the Operating Partnership common units as a dividend of the Company and has recorded such dividends as a reduction of retained earnings (or equity). However, as a result of a review of the appropriate accounting for these distributions by management, the Audit Committee determined that the Company should have accounted for these distributions as a distribution to minority interest-operating partnership (a liability account). In addition, the $4.2 million tax indemnification payment made in January 2006 was previously capitalized as building improvements as a purchase price allocation under Statement of Financial Accounting Standards No. 141 “Business Combinations.” It was determined by the Company’s management, that the Company should have accounted for the payment as a charge to operations. Accordingly, the Company has restated its financial statements and other financial information for the periods ended March 31, 2008 and June 30, 2008 to correct the misclassifications.
This amendment No. 1 (the “Amendment”) to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2008 (“June 2008 Form 10-Q”) is being filed to effect the restatements described above. In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Act”), this Amendment sets forth the complete text of each item amended as well as other items contained in the June 2008 Form 10-Q. This Amendment amends Items 1, 2 and 4 of Part I to the June 2008 Form 10-Q. The amendment also includes Item 6 of Part II to the June 2008 Form 10-Q to file the certifications required by Rule 13a-14(a) of the Act as amended and 18 U.S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Except as noted, this Amendment speaks as of the original filing date and has not been updated to reflect events occurring subsequent to the original filing date. The following items have not been amended but have been included with this filing for ease of reference: Item 3 of Part I and Items 1, 1A, 2, 3, 4 and 5 of Part II to the June 2008 Form 10-Q.
This form 10-Q/A Amendment No. 1 also includes amended Exhibits 31.1, Certification of the Principal Executive Officer and 31.2, Certification of the Principal Financial Officer for the period ending June 30, 2008, as originally filed with the Securities and Exchange Commission on August 14, 2008, to address comments from the staff of the Securities and Exchange Commission in connection with the staff’s review with respect to the use of “quarterly report” instead of “report” in paragraphs 2, 3 and 4 of Exhibits 31.1 and 31.2 as required by Regulation S-K Item 601(b)(31).

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Prime Group Realty Trust
Form 10-Q/A

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PART I-FINANCIAL INFORMATION
Item 1. Consolidated Financial Statements.
Prime Group Realty Trust
Consolidated Balance Sheets
(dollars in thousands, except share and per share amounts)
(Unaudited)

	June 30	December 31
	2008	2007
	As Restated	As Restated
Assets
Real estate:
Land	$82,292	$89,661
Building and improvements	330,518	347,582
Tenant improvements	61,263	60,709
Furniture, fixtures and equipment	1,123	1,098

	475,196	499,050
Accumulated depreciation	(58,667)	(52,627)

	416,529	446,423
In-place lease value, net	12,367	15,035
Above-market lease value, net	13,855	16,396

	442,751	477,854

Property held for sale	—	3,691
Investments in unconsolidated entities	4	87,741
Cash and cash equivalents	12,766	37,893
Receivables, net of allowance for doubtful accounts of $1,508 and $1,074 at June 30, 2008 and December 31, 2007, respectively:
Tenant	941	402
Deferred rent	12,071	9,857
Other	1,319	1,204
Restricted cash escrows	47,535	41,696
Deferred costs, net	18,410	10,939
Other	711	639

Total assets	$536,508	$671,916

Liabilities and Shareholders’ Equity
Mortgage notes payable	$462,786	$564,877
Mortgage notes payable related to property held for sale	—	3,033
Liabilities related to property held for sale	—	165
Accrued interest payable	1,952	2,106
Accrued real estate taxes	18,980	19,871
Accrued tenant improvement allowances	7,354	10,337
Accrued environmental remediation liabilities	14,858	4,467
Accounts payable and accrued expenses	7,592	8,635
Liabilities for leases assumed	3,456	3,958
Below-market lease value, net	6,448	7,442
Dividends payable	2,250	2,250
Other	6,553	8,418

Total liabilities	532,229	635,559
Minority interests:
Operating Partnership	—	—
Shareholders’ equity:
Preferred Shares, $0.01 par value; 30,000,000 shares authorized:
Series B — Cumulative Redeemable Preferred Shares, 4,000,000 shares designated, issued and outstanding	40	40
Common Shares, $0.01 par value; 100,000,000 shares authorized; 236,483 shares issued and outstanding	2	2
Additional paid-in capital	141,333	109,039
Distributions in excess of earnings	(137,096)	(72,724)

Total shareholders’ equity	4,279	36,357

Total liabilities and shareholders’ equity	$536,508	$671,916

See notes to consolidated financial statements.

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Prime Group Realty Trust
Consolidated Statements of Operations
(dollars in thousands, except per share amounts)
(Unaudited)

	Three months ended
	June 30
	2008	2007
	As Restated	As Restated
Revenue:
Rental	$11,272	$14,100
Tenant reimbursements	7,970	8,554
Other property revenues	1,597	1,714
Services Company revenue	370	787

Total revenue	21,209	25,155

Expenses:
Property operations	6,636	7,855
Real estate taxes	4,929	5,099
Depreciation and amortization	6,494	10,452
General and administrative	1,755	1,623
Services Company operations	409	696

Total expenses	20,223	25,725

Operating income (loss)	986	(570)
Interest and other income	293	981
Income (loss) from investments in unconsolidated joint ventures	9	(224)
Provision for asset impairment from unconsolidated joint ventures	(5,633)	—
Interest:
Expense	(7,722)	(7,760)
Amortization of deferred financing costs	(341)	(232)
Distributions and losses to minority partners in excess of basis	(7,462)	—

Loss from continuing operations before minority interests	(19,870)	(7,805)
Minority interests	6,810	9,966

(Loss) income from continuing operations	(13,060)	2,161
Discontinued operations, net of minority interests of $(510) and $(2,036) in 2008 and 2007, respectively	4	19

Net (loss) income	(13,056)	2,180
Net income allocated to preferred shareholders	(2,250)	(2,250)

Net loss available to common shareholders	$(15,306)	$(70)

Basic and diluted earnings available to common shares per weighted-average common share:
Loss from continuing operations after minority interests and allocation to preferred shareholders	$(64.74)	$(0.38)
Discontinued operations, net of minority interests	0.02	0.08

Net loss available per weighted-average common share of beneficial interest — basic and diluted	$(64.72)	$(0.30)

See notes to consolidated financial statements.

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Prime Group Realty Trust
Consolidated Statements of Operations
(dollars in thousands, except per share amounts)
(Unaudited)

	Six months ended
	June 30
	2008	2007
	As Restated	As Restated
Revenue:
Rental	$22,543	$26,666
Tenant reimbursements	16,900	17,242
Other property revenues	3,187	3,412
Services Company revenue	605	1,752

Total revenue	43,235	49,072

Expenses:
Property operations	14,860	15,465
Real estate taxes	9,667	10,476
Depreciation and amortization	13,182	18,017
General and administrative	3,352	3,309
Services Company operations	743	1,436

Total expenses	41,804	48,703

Operating income	1,431	369
Interest and other income	1,216	1,310
Loss from investments in unconsolidated joint ventures	(60,345)	(748)
Provision for asset impairment from unconsolidated joint ventures	(5,633)	—
Interest:
Expense	(16,993)	(15,574)
Amortization of deferred financing costs	(580)	(452)
Recovery of distributions and losses to minority partners in excess of basis	14,222	—
Distributions and losses to minority partners in excess of basis	(7,462)	—
Gain on sales of real estate and joint venture interests	39,194	—

Loss from continuing operations before minority interests	(34,950)	(15,095)
Minority interests	(24,070)	19,422

(Loss) income from continuing operations	(59,020)	4,327
Discontinued operations, net of minority interests of $(531) and $(2,872) in 2008 and 2007, respectively	5	26

Net (loss) income	(59,015)	4,353
Net income allocated to preferred shareholders	(4,500)	(4,500)

Net loss available to common shareholders	$(63,515)	$(147)

Basic and diluted earnings available to common shares per weighted-average common share:
Loss from continuing operations after minority interests and allocation to preferred shareholders	$(268.60)	$(0.73)
Discontinued operations, net of minority interests	0.02	0.11

Net loss available per weighted-average common share of beneficial interest — basic and diluted	$(268.58)	$(0.62)

See notes to consolidated financial statements.

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Prime Group Realty Trust
Consolidated Statements of Cash Flows
(dollars in thousands)
(Unaudited)

	Six months ended
	June 30
	2008	2007
	As Restated	As Restated
Operating activities
Net (loss) income	$(59,015)	$4,353
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Accretion of mortgage notes payable	(601)	(678)
Amortization of above/below-market lease value (included in rental revenue)	1,554	656
Amortization of in-place lease value	2,582	6,059
Gain on sales of real estate and joint venture interests (including discontinued operations of $506 and $2,221 in 2008 and 2007, respectively)	(39,700)	(2,221)
Provision for doubtful accounts	763	735
Depreciation and amortization (including discontinued operations of $128 in 2007)	11,180	12,538
Provision for asset impairment from unconsolidated joint ventures	5,633	—
Net equity in loss from investments in unconsolidated joint ventures	60,345	748
Recovery of distributions and losses to minority partners in excess of basis	(14,222)	—
Distributions and losses to minority partners in excess of basis	7,462	—
Minority interests (including discontinued operations of $(531) and $(2,872) in 2008 and 2007, respectively)	24,601	(16,550)
Net changes in operating assets and liabilities:
Accounts receivable	(3,542)	(1,555)
Other assets	(72)	358
Accrued interest payable	(154)	(54)
Accrued real estate taxes	135	5
Accounts payable and accrued expenses	(3,474)	(1,020)
Other liabilities	(1,960)	(1,162)

Net cash (used in) provided by operating activities	(8,485)	2,212

Investing activities
Capital expenditures for real estate and equipment	(6,887)	(8,736)
Proceeds from sales of real estate and joint venture interests	101,099	4,685
Change in restricted cash escrows	(6,440)	996
Leasing costs (includes lease assumption costs and leasing commissions)	(1,592)	(1,639)
Investment in unconsolidated entities	—	(120,000)

Net cash provided by (used in) investing activities	86,180	(124,694)

Financing activities
Financing costs	(7,394)	(660)
Proceeds from mortgages and notes payable	149,600	120,000
Repayment of mortgages and notes payable (including discontinued operations of $4,264 and $23 in 2008 and 2007, respectively)	(254,123)	(887)
Dividends paid to Series B-preferred shareholders	(4,500)	(6,750)
Dividends paid to common shareholder	(159)	—
Contributions from parent company	31,595	—
Distributions paid to common unit holder	(17,841)	—

Net cash (used in) provided by financing activities	(102,822)	111,703

Net decrease in cash and cash equivalents	(25,127)	(10,779)
Cash and cash equivalents at beginning of period	37,893	60,111

Cash and cash equivalents at end of period	$12,766	$49,332

Other information
Interest paid	$17,640	$16,293
Income taxes paid	25	118
See notes to consolidated financial statements.

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Prime Group Realty Trust
Notes to Consolidated Financial Statements
(Unaudited)
1. Basis of Presentation
The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ended December 31, 2008. For further information, refer to the consolidated financial statements and footnotes thereto included in our annual report on Form 10-K/A for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on March  _____, 2009.
The Company previously disclosed its intention to restate its financial statements for such periods on a Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 21, 2008. The Audit Committee of the Board of Trustees (the “Audit Committee”) of the Company, in consultation with members of the Company’s management, determined that the Company’s distributions to the owners of the common units of the Operating Partnership were incorrectly recorded in the Company’s consolidated financial statements. In addition, as reported on a Form 8-K filed with the SEC on February 18, 2009, it was determined that a $4.2 million tax indemnification payment made in January 2006 was incorrectly recorded. The Company did not amend its Quarterly Reports on Form 10-Q for the periods affected by the restatement in 2007 and 2006 nor its Annual Report on Form 10-K for 2006 and the financial statements and related financial information contained in such reports should no longer be relied upon.
Historically, the Company has accounted for distributions to the owners of the Operating Partnership common units as a dividend of the Company and has recorded such dividends as a reduction of retained earnings (or equity). However, as a result of a review of the appropriate accounting for these distributions by management, the Audit Committee determined that the Company should have accounted for these distributions as a distribution to minority interest-operating partnership (a liability account). In addition, the tax indemnification payment made in January 2006 was previously capitalized as building improvements as a purchase price allocation under Statement of Financial Accounting Standards No. 141 “Business Combinations.” It was determined by the Company’s management, that the Company should have accounted for the payment as a charge to operations. Accordingly, the Company has restated its financial statements for the three and six months ended March 31, 2008 and June 30, 2008, respectively, to correct the misclassifications.
All referenced amounts in this Quarterly Report for prior periods and prior period comparison reflect the balances and amounts on a restated basis. The effect of the restatement on prior period financial statements is discussed in Note 13 — Restatements to our consolidated financial statements included in this Quarterly Report.
As of June 30, 2008, we have one primary reportable segment consisting principally of our ongoing ownership and operation of nine office properties, a joint venture interest in one office property located in Phoenix, Arizona, (which is leased through operating leases to unrelated third parties), and a membership interest in an unconsolidated entity which owns extended-stay hotel properties.

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2. Formation and Organization
We were organized in Maryland on July 21, 1997 as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), for federal income tax purposes. On November 17, 1997, we completed our initial public offering and contributed the net proceeds to Prime Group Realty, L.P. (our “Operating Partnership”) in exchange for common and preferred partnership interests.
Prior to our acquisition (the “Acquisition”) by an affiliate of The Lightstone Group, LLC (“Lightstone”), we were the sole general partner of the Operating Partnership and owned all of the preferred units and 88.5% of the common units of the Operating Partnership then issued. Each preferred unit and common unit entitled us to receive distributions from our Operating Partnership. Dividends declared or paid to holders of common shares and preferred shares were based upon such distributions we received with respect to our common units and preferred units.
On June 28, 2005, our common shareholders approved the Acquisition by Lightstone and on July 1, 2005, the Acquisition was completed. As a result of the Acquisition, each of our common shares and common units of the Operating Partnership were cancelled and converted into the right to receive cash in the amount of $7.25 per common share/common unit, without interest. In connection with the Acquisition, all outstanding options with an exercise price equal to or greater than the sales price of $7.25 per common share/common unit were cancelled and each outstanding option for a common share with an exercise price less than the sales price was entitled to be exchanged for cash in an amount equal to the difference between $7.25 and the exercise price.
Our Series B Cumulative Redeemable Preferred Shares (the “Series B Shares”) remain outstanding after the completion of the Acquisition.
As a result of the Acquisition, Prime Office Company LLC (“Prime Office”), a subsidiary of Lightstone, owned 100.0%, or 236,483, common shares and 99.1%, or 26,488,389, of the outstanding common units in the Operating Partnership. Prime Group Realty Trust (the “Company” or “PGRT”) owns 0.9%, or 236,483, of the outstanding common units and all of the 4.0 million outstanding preferred units in the Operating Partnership.
Effective on November 16, 2005, Prime Office transferred 5,512,241 common units in the Operating Partnership to Park Avenue Funding, LLC, an affiliate of Lightstone. Subsequent to the transfer, Prime Office owns 78.5%, or 20,976,148, of the outstanding common units in the Operating Partnership, while Park Avenue Funding, LLC owns 20.6% and PGRT owns 0.9% of the outstanding common units in the Operating Partnership.
On July 24, 2008, Park Avenue Funding, LLC, an affiliate of Lightstone, transferred 5,512,241 common units in the Operating Partnership to Prime Office. Subsequent to the transfer, Prime Office currently owns 99.1% of the outstanding common units in the Operating Partnership and PGRT currently owns 0.9% of the outstanding common units in the Operating Partnership.
Each preferred and common unit of the Operating Partnership entitles the owners thereof to receive distributions from the Operating Partnership. Dividends declared or paid to holders of our common shares and preferred shares are based upon the distributions received by us with respect to the common units and preferred units we own in the Operating Partnership.

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9. Recent Developments
The United Building Sale. On January 7, 2008, we completed the sale of our 50.0% common joint venture interest in The United Building located at 77 West Wacker Drive in Chicago, Illinois to our joint venture partner. The sale price was $50.0 million, subject to customary pro-rations and adjustments. We recognized a gain of $29.4 million and we used $18.8 million of the net proceeds to retire the outstanding balance on two Citicorp USA, Inc. (“Citicorp”) mezzanine loans.
Two of the Company’s subsidiaries entered into a management and leasing agreement at closing providing that they will be the manager and leasing agents for The United Building through January 6, 2013, subject to the terms of the agreement, including the owner’s right to terminate the agreement early upon 30 days notice.
On February 12, 2008, our Board of Trustees (“Board”) declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the first quarter of 2008 dividend period. The quarterly dividend had a record date of March 31, 2008 and was paid on April 30, 2008. In addition, our Board also declared a distribution to the holders of the 26,488,389 common units in the Operating Partnership and a dividend to the holder of our 236,483 common shares, in an amount of $0.112255 per unit/share and having a record date of February 12, 2008 and a payment date of February 13, 2008.
330 N. Wabash Avenue Hotel Sale. On March 18, 2008, one of our subsidiaries, 330 LLC, completed the sale of Floors 2 through 13 of our 330 N. Wabash Avenue property to Modern Magic Hotel, LLC (the “Hotel Buyer”) for the purchase price of $46.0 million, subject to customary prorations and adjustments as provided in the purchase and sale agreement. The Hotel Buyer has an option to purchase the 14th Floor of our 330 N. Wabash Avenue property for $5.0 million (subject to escalation by CPI and certain other adjustments), in such case the proceeds would be used to partially prepay the mortgage loan encumbering the property. The Hotel Buyer and 330 LLC have also entered into a Declaration of Covenants, Conditions, Restrictions and Easements and various other documents that provide for necessary cross-easements and sharing of common area costs. The purchase and sale agreement includes a covenant by 330 LLC to perform certain asbestos removal, demolition and pre-construction work on all floors subject to the sale. 330 LLC deposited $10.7 million at closing into construction escrows with the title insurance company and $2.1 million with one of the mortgage lenders to be used for such costs. These obligations were recorded as a liability and charged against the gain when determining the book gain on sale. We recognized a book gain on the sale of approximately $9.8 million. The net proceeds from the Hotel sale, together with the proceeds from the loans referred to in Note 4 — Mortgage Notes Payable - 330 N. Wabash Avenue Refinancing, and a payment of $31.5 million from the Operating Partnership, were used to repay the prior debt on our 330 N. Wabash Avenue property and fund all of the escrows and cash deposit referred to in Note 4.
On May 2, 2008 our Board declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the second quarter of 2008 dividend period. The quarterly dividend had a record date of July 10, 2008 and a payment date of July 31, 2008.
In addition, on May 2, 2008, our Board declared a distribution to the holders of the 26,488,389 common units in the Operating Partnership and a dividend to the holder of our 236,483 common shares, in an amount of $0.561275 per unit/share and having a record date of May 2, 2008 and a payment date of May 2, 2008.
On May 16, 2007, we received notice from the tenant at our 1051 North Kirk Road property that they have elected to exercise the option in their lease to purchase the property. On May 2, 2008, we closed on the sale of this property. The net proceeds from the sale of $4.1 million were used to retire the outstanding debt on the property. We recognized a book gain of $0.5 million in the second quarter of 2008.

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10. Earnings Per Share
The following table sets forth the computation of basic and diluted net loss available per weighted-average common share of beneficial interest for the three and six months ended June 30, 2008 and 2007 (dollars in thousands, except for per share amounts):

	(unaudited)
	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007
	As	As	As	As
	Restated	Restated	Restated	Restated
Numerator:
Loss from continuing operations before minority interests	$(19,870)	$(7,805)	$(34,950)	$(15,095)
Minority interests	6,810	9,966	(24,070)	19,422
Net income allocated to preferred distributions	(2,250)	(2,250)	(4,500)	(4,500)

Loss before discontinued operations	(15,310)	(89)	(63,520)	(173)
Discontinued operations, net of minority interests	4	19	5	26

Net loss available to common shareholders	$(15,306)	$(70)	$(63,515)	$(147)

Denominator:
Weighted-average common shares	236,483	236,483	236,483	236,483
Effect of dilutive securities:
Employee stock options	—	—	—	—
Nonvested employee stock grants	—	—	—	—

Adjusted weighted-average common shares and assumed conversions	236,483	236,483	236,483	236,483

Basic and diluted earnings available to common shares per weighted-average common share:
Loss from continuing operations	$(64.74)	$(0.38)	$(268.60)	$(0.73)
Discontinued operations, net of minority interests	0.02	0.08	0.02	0.11

Net loss available per weighted-average common share of beneficial interest — basic and diluted	$(64.72)	$(0.30)	$(268.58)	$(0.62)

11. Investments in Unconsolidated Joint Ventures
We have investments in one joint venture and a membership interest in an unconsolidated entity which owns extended-stay hotel properties which we account for under the equity method of accounting. The following is a summary of the investments and the amounts reflected in our consolidated financial statements related to these investments.
Extended Stay Hotels. On June 29, 2007, through our wholly-owned subsidiary, PGRT ESH, we purchased a $120.0 million membership interest in BHAC, an entity which owns 100.0% of ESH from Lightstone Holdings, LLC, an affiliate of Lightstone. The purchase price was fully-funded with a non-recourse loan from Citicorp. ESH and its affiliates own mid-priced extended-stay hotel properties in the United States and Canada. Because the transaction was with affiliates of Lightstone, the acquisition of the membership interest was approved unanimously by our independent trustees.

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11. Investments in Unconsolidated Joint Ventures (continued)
Our joint venture interest and the membership interest in the unconsolidated entity described above are considered to be a variable interest in the entity that owns each respective property, which we believe are variable interest entities (“VIE”). However, based on our evaluations, we are not the primary beneficiary of the entities, and, therefore, we do not consolidate the VIE’s.
12. Shareholders’ Equity
The change in shareholders’ equity from $36.4 million at December 31, 2007 to $4.3 million at June 30, 2008 includes the net loss of $59.0 million for the six months ended June 30, 2008, payment of dividends in the amount of $4.7 million and a contribution from our parent company of $31.6 million.
13. Commitments and Contingencies
Legal. On October 26, 2005, Prime/Mansur exercised its option to acquire our membership interest in the Plumcor/Thistle JV, and the parties subsequently executed a purchase and sale agreement for the sale. On December 22, 2005, we terminated the purchase and sale agreement relating to the Plumcor/Thistle JV because Prime/Mansur had failed to obtain our joint venture partner’s consent to the transaction by the December 15, 2005 deadline contained in the agreement. Prime/Mansur subsequently sent us a letter disputing our right to terminate the agreement, to which we replied with a letter reaffirming our right to terminate the agreement. On January 31, 2006, Prime/Mansur filed a lawsuit in the Circuit Court of Cook County, Illinois claiming that our termination of the purchase and sale agreement was not justified. Prime/Mansur is requesting the Court to either grant it specific performance and order us to convey our joint venture interest in Plumcor Thistle or damages in the amount of $5.0 million. This matter could prove costly and time consuming to defend and there can be no assurances about the eventual outcome, but we believe we have legitimate defenses to this action and the ultimate outcome will not have a material adverse affect on our consolidated financial condition or results of operations.
In May 2007, we terminated the employment of Nancy Fendley, our former Executive Vice President of Leasing. Ms. Fendley has disputed such termination and, on May 29, 2007, filed a lawsuit against us in the Circuit Court of Cook County, Illinois alleging a breach of her employment agreement and seeking approximately $9.0 million in damages. We believe we have valid defenses to her claims and intend to vigorously contest the lawsuit. Although there can be no assurances about the eventual outcome, we believe the ultimate outcome will not have a material adverse affect on our consolidated financial condition or results of operations.
We are a defendant in various other legal actions arising in the normal course of business. In accordance with SFAS No. 5 “Accounting for Contingencies,” we record a provision for a liability when it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Although the outcome of any litigation is uncertain, we believe that such legal actions will not have a material adverse affect on our consolidated financial position or results of operations.
Environmental. Phase I or similar environmental assessments have been performed by independent environmental consultants on all of our properties. Phase I assessments are intended to discover information regarding, and to evaluate the environmental condition of, the surveyed property and surrounding properties. Phase I assessments generally include a historical review, a public records review, an investigation of the surveyed site and surrounding properties and the preparation and issuance of a written report, but do not include soil sampling or subsurface investigations.

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Continental Towers. On December 12, 1997, the Operating Partnership purchased and amended the mortgage note (“Mortgage Note”) secured by the property known as Continental Towers located in Rolling Meadows, Illinois (we currently receive all of the economic benefits from the property and have consolidated the operations). In connection with the purchase of the mortgage note, on December 12, 1997 the Operating Partnership entered into a Tax Indemnity Agreement with certain other parties, including Roland E. Casati (“Mr. Casati”) and Richard H. Heise (“Mr. Heise”) (Mr. Casati and Mr. Heise being beneficiary owners of Continental Towers), pursuant to which the Operating Partnership agreed to indemnify Mr. Casati and Mr. Heise from certain taxes which would be incurred in connection with certain taxable events relating to Continental Towers, including a foreclosure of the mortgage note. The Operating Partnership’s liability under the Tax Indemnity Agreement expires January 5, 2013.
On January 10, 2006, the Operating Partnership and certain other parties, including Mr. Casati and Mr. Heise, restructured the ownership structure of Continental Towers and amended and restated the Tax Indemnity Agreement to, among other things, (a) create an undivided tenant in common ownership structure whereby (i) Continental Towers, L.L.C. (“64.0% Owner”) held an undivided 64.0% interest in the property, and (ii) Continental Towers I, L.P. (“36.0% Owner”) held an undivided 36.0% interest in the property; (b) reduce the estimated maximum liability of the Operating Partnership in the event of the consummation of a taxable transaction relating to Continental Towers, calculated at current tax rates, from approximately $53.2 million to $14.0 million; and (c) remove Mr. Casati from the ownership structure of Continental Towers and release the Operating Partnership from any liability to Mr. Casati under the Tax Indemnity Agreement. The Operating Partnership paid Mr. Casati $4.2 million in connection with this transaction to obtain a release of the Operating Partnership from all of its obligations under the Amended Tax Indemnity Agreement relating to Mr. Casati. This payment was recorded as loss on tax indemnification in our consolidated financial statements. Mr. Heise’s interest in the Property was limited to a 96.7% limited partnership interest in the 36.0% Owner. The remaining ownership interests in 36.0% Owner and all of the ownership interests in 64.0% Owner were owned by affiliates of Mr. Yochanan Danziger (the “CT Entities”). The Operating Partnership also transferred its interest in the Mortgage Note to our wholly-owned subsidiary, PGRT Equity, LLC (“Prime Equity”).
In November, 2006, the 36.0% Owner was dissolved and its undivided ownership interest in the property was transferred to Continental Towers Associates III, LLC (the “New 36.0% Owner”), a newly formed Delaware limited liability company. Continental Towers Associates II, LLC, also a newly formed Delaware limited liability company, is the sole member of the New 36% Owner. Mr. Heise holds a 96.7% non-managing membership interest in Continental Towers Associates II, LLC and the CT Entities own the remaining managing membership interests.
In December 2006, the ownership of the property was bifurcated into two parcels, one parcel comprising 64% of the estimated value of Continental Towers owned by the 64.0% Owner, which is owned by the CT Entities and the other parcel comprising 36% of the estimated value of Continental Towers owned by the New 36.0% Owner.

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13. Commitments and Contingencies (continued)
We have executed subleases at One North Wacker Drive for substantially all of the space to partially mitigate our obligation under the Citadel Reimbursement Obligation. As a requirement under one of the subleases for 27,826 square feet, we escrowed a total of $1.1 million with the owner of One North Wacker Drive as security for the payment of the difference between the rental amount payable under the Citadel lease and this sublease. This escrow is being returned to us pro-rata over the life of this sublease, of which $0.6 million has been received through June 30, 2008. The Citadel Reimbursement Obligation includes an estimated remaining nominal gross rental obligation of $39.4 million over the term of the lease. Although we have sold our investment in Citadel Center, we have retained 100.0% of this liability. Liabilities for leases assumed at June 30, 2008 and December 31, 2007 includes $3.2 million and $3.5 million, respectively, related to the Citadel Reimbursement Obligation which is our estimate of the remaining gross rental obligation less estimated future sublease recoveries.
On November 26, 2001, we finalized a lease with a tenant for space in Continental Towers, our office buildings located in Rolling Meadows, Illinois. We have agreed to reimburse the tenant for a portion of the financial obligations consisting of base rent and the pro rata share of operating expenses and real estate taxes under the tenant’s lease for occupancy executed at an office building located in downtown Chicago, Illinois. As of June 30, 2008, this lease has a remaining estimated gross rental obligation of approximately $0.4 million. On February 14, 2003, we re-leased the space to the tenant for the remainder of the lease term of the pre-existing lease subject to the tenant’s option to terminate the lease effective as of any date after February 29, 2004, by providing us with six months prior written notice. We have approximately $0.2 million and $0.4 million in liabilities for leases assumed at June 30, 2008 and December 31, 2007, respectively, representing an estimate of our net liability related to this obligation which represents the differential between our remaining financial obligation under the pre-existing lease and the expected future rent from the tenant under the new lease.
14. Restatements
The Company previously disclosed its intention to restate its financial statements for such periods on a Form 8-K filed with the SEC on August 21, 2008. The Audit Committee, in consultation with members of the Company’s management, determined that the Company’s distributions to the owners of the common units of the Operating Partnership were incorrectly recorded in the Company’s consolidated financial statements. In addition, as reported on a Form 8-K filed with the SEC on February 18, 2009, it was determined that a $4.2 million tax indemnification payment made in January 2006 was incorrectly recorded. The Company did not amend its Quarterly Reports on Form 10-Q for the periods affected by the restatement in 2007 and 2006 or its Annual Report on Form 10-K for 2006 and the financial statements and related financial information contained in such reports should no longer be relied upon.
Historically, the Company has accounted for distributions to the owners of the Operating Partnership common units as a dividend of the Company and has recorded such dividends as a reduction of retained earnings (or equity). However, as a result of a review of the appropriate accounting for these distributions by management, the Audit Committee determined that the Company should have accounted for these distributions as a distribution to minority interest-operating partnership (a liability account). In addition, the $4.2 million tax indemnification payment made in January 2006 was previously capitalized as building improvements as a purchase price allocation under Statement of Financial Accounting Standards No. 141 “Business Combinations.” It was determined by the Company’s management that the Company should have accounted for the payment as a charge to operations. Accordingly, the Company has restated its financial statements for the three and six months ended March 31, 2008 and June 30, 2008, respectively, to correct the misclassifications.

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14. Restatements (continued)
All changes reflected in this footnote have been reflected throughout these consolidated financial statements, as restated. The difference between the reported amounts below represent the adjustments relating to the restatement. The effects of the restatement are as follows (000’s omitted, except per share amounts):

	June 30, 2008		December 31, 2007
	As		As
	Previously	As	Previously	As
	Reported	Restated	Reported	Restated
Consolidated Balance Sheets
Building and improvements	$334,718	$330,518	$351,782	$347,582
Accumulated depreciation	(58,955)	(58,667)	(52,857)	(52,627)
Total assets	540,420	536,508	675,886	671,916
Minority interests-Operating Partnership	89,585	—	65,040	—
Shareholders equity — Distributions in excess of earnings	(222,769)	(137,096)	(133,794)	(72,724)
Total shareholder’s equity	(81,394)	4,279	(24,713)	36,357

	For the three-month		For the three-month
	period ending		period ending
	June 30, 2008		June 30, 2007
	As		As
	Previously	As	Previously	As
	Reported	Restated	Reported	Restated

Consolidated Statements of Operations
Depreciation and amortization	$6,523	$6,494	$10,481	$10,452
Total expenses	20,252	20,223	25,754	25,725
Operating income (loss)	957	986	(599)	(570)
Distributions and losses to minority partners in excess of basis	—	(7,462)	—	—
Loss from continuing operations before minority interest	(12,437)	(19,870)	(7,834)	(7,805)
(Loss) income from continuing operations	(5,598)	(13,060)	2,161	2,161
Net (loss) income	(5,594)	(13,056)	2,180	2,180
Net loss available to common shareholders	(7,844)	(15,306)	(70)	(70)

Basic and diluted earnings available to common shares per weighted-average common share:
Loss from continuing operations after minority interest and allocation to preferred shareholders	$(33.19)	$(67.74)	$(0.38)	$(0.38)
Net loss available per weighted-average common share of beneficial interest — basic and diluted	(33.17)	(64.72)	(0.30)	(0.30)

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14. Restatements (continued)

	For the six-month		For the six-month
	period ending		period ending
	June 30, 2008		June 30, 2007
	As		As
	Previously	As	Previously	As
	Reported	Restated	Reported	Restated

Consolidated Statements of Operations
Depreciation and amortization	$13,240	$13,182	$18,075	$18,017
Total expenses	41,862	41,804	48,761	48,703
Operating income (loss)	1,373	1,431	311	369
Recovery of distributions and losses to minority partners in excess of basis	—	14,222	—	—
Distributions and losses to minority partners in excess of basis	—	(7,462)	—	—
Loss from continuing operations before minority interest	(41,768)	(34,950)	(15,153)	(15,095)
(Loss) income from continuing operations	(65,780)	(59,020)	4,327	4,327
Net (loss) income	(65,775)	(59,015)	4,353	4,353
Net loss available to common shareholders	(70,275)	(63,515)	(147)	(147)

Basic and diluted earnings available to common shares per weighted-average common share:
Loss from continuing operations after minority interest and allocation to preferred shareholders	$(297.19)	$(268.60)	$(0.73)	$(0.73)
Net loss available per weighted-average common share of beneficial interest — basic and diluted	(297.17)	(268.58)	(0.62)	(0.62)

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known as The United Building located at 77 West Wacker Drive in Chicago, Illinois, and the approximately 1.5 million square foot Citadel Center office building located at 131 South Dearborn Street in Chicago, Illinois.
All of our properties, except one joint venture property and excluding our membership interest in ESH, are located in the Chicago metropolitan area in prime business locations within established business communities and account for all of our rental revenue and tenant reimbursements revenue. Our joint venture property is located in Arizona.
Our results reflect the general weakness in the office leasing market in the Chicago metropolitan area over the past several years. Because of this weakness in the leasing market, we have been challenged to retain existing tenants and locate new tenants for our vacant and non-renewing space at acceptable economic rental rates. In addition, the supply of downtown Chicago office space continues to grow, principally as a result of the construction of new office buildings. As these buildings continue to come on line in the next few years, the additional supply may add to the challenge.
Our management is addressing this challenge by increasing our marketing efforts both through working with the office brokerage community and in direct marketing campaigns to prospective users of office space in our market, as well as investing in targeted capital expenditures to improve our properties in order to enhance our position in our market.
Our income and cash flow is derived primarily from rental revenue (including tenant reimbursements) from our properties. We expect that any revenue growth over the next several years will come from revenue generated through increased occupancy rates in our portfolio. The following summarizes our portfolio occupancy at the end of the first and second quarters of 2008 and at the end of each of the last three quarters of 2007, excluding properties sold in subsequent periods and our membership interest in the entity that owns extended-stay hotel properties:

	Portfolio Occupancy
	June 30	March 31	December 31	September 30	June 30
	2008	2008	2007	2007	2007

Portfolio Total	80.9%	81.9%	74.9%	74.5%	76.3%

Unconsolidated Joint Venture Properties	56.4%	56.4%	83.7%	80.8%	90.0%

Effective January 1, 2006, our properties rentable square feet and occupancy are based on ANSI Z65.1 — 1996 standards established by the Building Owners and Managers Association (“BOMA”). Minor variations in occupancy resulted from this change.
The increase in occupancy as of March 31, 2008 and June 30, 2008 in our portfolio total was due to the sale of floors 2-13 at our 330 N. Wabash Avenue property. Effective March 31, 2008, the occupancy percentage at our joint venture properties represents our joint venture interest in Plumcor Thistle.
Impact of Restatement. The Company previously disclosed its intention to restate its financial statements for such periods on a Form 8-K filed with the SEC on August 21, 2008. The Audit Committee, in consultation with members of the Company’s management, determined that the Company’s distributions to the owners of the common units of the Operating Partnership were incorrectly recorded on the Company’s consolidated financial statements. In addition, as reported on a Form 8-K filed with the SEC on February 18, 2009, it was determined that a $4.2 million tax indemnification payment made in January 2006 was incorrectly recorded. The Company did not amend its Quarterly Reports on Form 10-Q for the periods affected by the restatement in 2007 and 2006 or its Annual Report on Form 10-K for 2006 and the financial statements and related financial information contained in such reports should no longer be relied upon.

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Historically, the Company has accounted for distributions to the owners of the Operating Partnership common units as a dividend of the Company and has recorded such dividends as a reduction of retained earnings (or equity). However, as a result of a review of the appropriate accounting for these distributions by management, the Audit Committee determined that the Company should have accounted for these distributions as a distribution to minority interest-operating partnership (a liability account). In addition, the $4.2 million tax indemnification payment made in January 2006 was previously capitalized as building improvements as a purchase price allocation under Statement of Financial Accounting Standards No. 141 “Business Combinations.” It was determined by the Company’s management that the Company should have accounted for the payment as a charge to operations. Accordingly, the Company has restated its financial statements for the period ended June 30, 2008 to correct the misclassifications.
Critical Accounting Policies
We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates and assumptions. We believe that the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our consolidated financial statements.
Accounts Receivable and Allowance for Doubtful Accounts. We monitor the liquidity and creditworthiness of our tenants on an ongoing basis. We maintain allowances for doubtful accounts using the specific identification method for estimated losses resulting from the inability of certain of our tenants to make payments required by the terms of their respective leases. No general reserve is recorded. If the financial condition of our tenants were to deteriorate, additional allowances may be required. We had reserves for accounts receivable of $1.5 million and $1.1 million at June 30, 2008 and December 31, 2007, respectively.
Assumed Lease Liabilities. As a result of the negotiation of certain leases, we assumed the liability for the tenants’ obligation or agreed to reimburse the tenants for their obligation under leases with their prior landlords. Our policy is to record the estimated net obligation we may be subject to as a liability. The net obligation is derived by calculating our total contractual obligation and reducing the amount by existing subleases and an estimate of subleases we anticipate signing in the future based on the nature of the space, the property and market conditions. We periodically review these estimates for reasonableness based on changes in market conditions and executed subleases. Failure to achieve forecasted results could lead to a future increase in the liabilities associated with these transactions. The liability for leases assumed at June 30, 2008 and December 31, 2007, were $3.5 million and $4.0 million, respectively.
Impairment of Long-Lived Assets. In evaluating our assets for impairment in accordance with SFAS 144, we record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired. Under SFAS 144, assets that display indicators of possible impairment are reviewed to see if their net book value will be recovered from estimated cash flows over an anticipated hold period. If these cash flows, plus the proceeds from a sale at the end of the anticipated hold period, are less than the net book value of the related asset, our policy is to record an impairment reserve related to the asset in the amount of the difference between its net book value and our estimate of its fair market value, less costs of sale. For assets held for sale, impairment is measured as the difference between carrying value and fair value, less cost to dispose. Fair value is based on estimated cash flows discounted at a risk-adjusted rate of interest.
At June 30, 2008, we determined that no impairments were necessary. In evaluating our other long-lived assets used in operations for impairment at June 30, 2008, we assumed anticipated hold periods of three to five years for our operating properties.

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Minority Interest in Consolidated Real Estate Partnerships. Interests held in consolidated real estate partnerships by limited partners other than the Company are reflected as minority interest in consolidated real estate partnerships. Minority interest in real estate partnerships represents the minority partners’ share of the underlying net assets of the Company’s consolidated real estate partnerships. When these consolidated real estate partnerships make cash distributions in excess of net income, the Company, as the majority partner, records a charge equal to the minority partners’ excess of distributions over net income when the partnership has deficit equity. This charge is classified in the consolidated statements of income as distributions and losses to minority partners in excess of basis. Losses are allocated to minority partners until such time as such losses exceed the minority interest basis, in which case the Company recognizes 100% of the losses in operating earnings. If future earnings materialize, the Company records recovery of those losses previously recognized. With regard to such consolidated real estate partnerships, approximately $7.5 million in losses related to the minority interest ownership were charged to operations for the six months ended June 30, 2008. The Company recorded approximately $14.2 million for recovery of previously recognized losses for the six-month period ending June 30, 2008. The recovery was primarily the result of the $29.4 million gain on sale of our 50% common joint venture interest in The United Building during the first quarter of 2008.
Property Held for Sale. We evaluate held for sale classification of our owned real estate on a quarterly basis. Assets that are classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell. Assets are generally classified as held for sale once we commit to a plan to sell the property and have initiated an active program to market them for sale. The results of operations of these real estate properties are reflected as discontinued operations in all periods reported.
On occasion, we will receive unsolicited offers from third parties to buy individual properties. Under these circumstances, we will classify the properties as held for sale when a sales contract is executed with no contingencies and the prospective buyer has funds at risk to ensure performance.

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Results of Operations
Comparison of the three months ended June 30, 2008 to June 30, 2007
The table below represents selected operating information for our portfolio. Property revenues include rental revenues, tenant reimbursements and other property operating revenues. Property operating expenses include real estate taxes, utilities and other property operating expenses.

(Dollars in thousands)	2008	2007	$ Change	% Change
	As Restated	As Restated
Property revenues	$20,839	$24,368	$(3,529)	(14.5)%
Services Company revenues	370	787	(417)	(53.0)

Total revenues	21,209	25,155	(3,946)	(15.7)

Property operating expenses	11,565	12,954	(1,389)	(10.7)
Depreciation and amortization	6,494	10,452	(3,958)	(37.8)
General and administrative	1,755	1,623	132	(8.1)
Services Company operations	409	696	(287)	(41.2)

Total expenses	20,223	25,725	(5,502)	(21.4)

Operating income (loss)	986	(570)	1,556	259.8
Interest and other income	293	981	(688)	70.1
Income (loss) from investments in unconsolidated joint ventures	9	(224)	233	104.0
Provision for asset impairment from unconsolidated joint ventures	(5,633)	—	(5,633)	—
Interest:
Expense	(7,722)	(7,760)	38	0.5
Amortization of deferred financing costs	(341)	(232)	(109)	(47.0)
Distributions and losses to minority partners in excess of basis	(7,462)	—	(7,462)	—

Loss from continuing operations before minority interests	(19,870)	(7,805)	(12,065)	(154.5)

Minority interests	6,810	9,966	(3,156)	(31.6)

(Loss) income from continuing operations	(13,060)	2,161	(15,221)	(704.3)
Discontinued operations, net of minority interests	4	19	(15)	(78.9)

Net (loss) income	$(13,056)	$2,180	$(15,236)	(698.9)%

Property Revenues. The decrease of $3.5 million in property revenues was primarily due to the recognition of additional rental revenue in the second quarter of 2007 as a result of accelerated amortization of the above and below-market lease values in connection with a lease amendment executed with a tenant at our Continental Towers property ($2.3 million), as well as decreased occupancy at our 800-810 Jorie Boulevard ($0.8 million) and 330 N. Wabash Avenue ($0.5 million) properties.
Services Company Revenues. The decrease of $0.4 million in our Services Company revenues during the second quarter of 2008 was primarily due to leasing commission income in 2007 as a result of leasing activity at The United Building that did not occur in 2008.
Property Operating Expenses. The decrease of $1.4 million in property operating expenses was primarily due to the sale of Floors 2 through 13 at our 330 N. Wabash Avenue property in March 2008 ($0.7 million) and bad debt expense associated with a tenant at our Continental Towers property in 2007 ($0.5 million).

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Depreciation and Amortization. The decrease of $4.0 million in depreciation and amortization was primarily due to the accelerated depreciation and amortization of tenant improvements and in-place lease values in connection with a lease amendment executed with a tenant at our Continental Towers property in the second quarter of 2007, (which resulted in an increase to depreciation and amortization in 2007 of $2.9 million), the expiration of a lease at our 330 N. Wabash Avenue property in May 2007, at which time the tenant related assets became fully depreciated ($0.7 million) and the sale of Floors 2 through 13 at our 330 N. Wabash Avenue property ($0.2 million).
Interest and Other Income. The decrease of $0.7 million in interest and other income was primarily due to the decrease in the average balance of our interest bearing short-term investment accounts as well as the decrease in the average interest rate earned from 5.1% in the second quarter of 2007 to 2.3% in the second quarter of 2008, respectively.
Provision for Asset Impairment from Unconsolidated Joint Ventures. The $5.6 million charge in provision for asset impairment represents the write-down of the investment balance in our membership interest in BHAC as the investment was deemed to be other than temporary due to past and expected inability to sustain earnings at a level which would justify the carrying value in the second quarter of 2008.
Distributions and Losses to Minority Partners in Excess of Basis. The increase of $7.5 million in distributions and losses to minority partners in excess of basis represents current year losses resulting in a deficit position in the minority interest balance. Losses in excess of the minority interest basis have been charged to operations as a result of the minority interest holder having no contractual obligation to return such amounts, to fund operations or restore any capital deficits.
Discontinued Operations. Discontinued operations include the results of operations of our 1051 North Kirk Road property, (which was sold in May 2008), our former Narco River Business Center property, (which was sold in May 2007), and the residual effects related to properties sold in prior years.

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Comparison of the six months ended June 30, 2008 to June 30, 2007
The table below represents selected operating information for our portfolio. Property revenues include rental revenues, tenant reimbursements and other property operating revenues. Property operating expenses include real estate taxes, utilities and other property operating expenses.

(Dollars in thousands)	2008	2007	$ Change	% Change
	As Restated	As Restated
Property revenues	$42,630	$47,320	$(4,690)	(9.9)%
Services Company revenues	605	1,752	(1,147)	(65.5)

Total revenues	43,235	49,072	(5,837)	(11.9)

Property operating expenses	24,527	25,941	(1,414)	(5.5)
Depreciation and amortization	13,182	18,017	(4,835)	(26.7)
General and administrative	3,352	3,309	43	1.3
Services Company operations	743	1,436	(693)	(48.3)

Total expenses	41,804	48,703	(6,899)	(14.1)

Operating income	1,431	369	1,062	341.5
Interest and other income	1,216	1,310	(94)	(7.2)
Loss from investments in unconsolidated joint ventures	(60,345)	(748)	(59,597)	(7,967.5)
Provision for asset impairment from unconsolidated joint ventures	(5,633)	—	(5,633)	—
Interest:
Expense	(16,993)	(15,574)	(1,419)	(9.1)
Amortization of deferred financing costs	(580)	(452)	(128)	(28.3)
Recovery of distributions and losses to minority partners in excess of basis	14,222	—	14,222	—
Distributions and losses to minority partners in excess of basis	(7,462)	—	(7,462)	—
Gain on sales of real estate and joint venture interests	39,194	—	39,194	—

Loss from continuing operations before minority interests	(34,950)	(15,095)	(19,855)	(131.5)
Minority interests	(24,070)	19,422	(43,492)	(223.9)

(Loss) income from continuing operations	(59,020)	4,327	(63,347)	(1,463.9)
Discontinued operations, net of minority interests	5	26	(21)	(80.8)

Net (loss) income	$(59,015)	$4,353	$(63,368)	(1,455.7)%

Property Revenues. The decrease of $4.7 million in property revenues was primarily due to the recognition of additional rental revenue in 2007 as a result of accelerated amortization of the above and below-market lease values in connection with a lease amendment executed with a tenant at our Continental Towers property ($2.6 million), as well as decreased occupancy at our 800-810 Jorie Boulevard ($1.3 million) and 330 N. Wabash Avenue ($0.9 million) properties.
Services Company Revenues. The decrease of $1.1 million in our Services Company revenues during the first six months of 2008 was primarily due to leasing commission income in 2007 as a result of leasing activity at The United Building that did not occur in 2008.

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Property Operating Expenses. The decrease of $1.4 million in property operating expenses was primarily due to the sale of Floors 2 through 13 at our 330 N. Wabash Avenue property in March 2008 ($0.6 million) and adjustments to real estate tax projections for certain of our properties ($0.6 million).
Depreciation and Amortization. The decrease of $4.8 million in depreciation and amortization was primarily due to the accelerated depreciation and amortization of tenant improvements and in-place lease values in connection with a lease amendment executed with a tenant at our Continental Towers property in 2007, (which resulted in an increase to depreciation and amortization in 2007 of $3.3 million), the expiration of a lease at our 330 N. Wabash Avenue property in May 2007, at which time the tenant related assets became fully depreciated ($1.3 million), the downsizing of a space leased to a tenant at our 800-810 Jorie Boulevard property ($0.3 million) and the sale of Floors 2 through 13 at our 330 N. Wabash Avenue property ($0.2 million).
Services Company Operations. The decrease of $0.7 million in Services Company operations was primarily due to a reduction in the provision for income taxes of $0.3 million due to decreased profitability in the first six months of 2008 (see Services Company Revenues discussion for further details). In addition, expenses decreased $0.4 million due to the January 2008 sale of our 50% joint venture interest in The United Building.
Loss From Investments in Unconsolidated Joint Ventures. The increase of $59.6 million in loss from investments in unconsolidated joint ventures was primarily due to the non-cash allocation of losses from our investment in a membership interest in an entity that owns extended-stay hotel properties ($60.3 million). This was partially offset by losses of $0.7 million recognized in 2007 that did not occur in 2008 due to the sale of our joint venture interest in The United Building in January 2008.
Provision for Asset Impairment from Unconsolidated Joint Ventures. The $5.6 million charge in provision for asset impairment represents the write-down of the investment balance in our membership interest in BHAC as the investment was deemed to be other than temporary due to past and expected inability to sustain the second quarter of 2008.
Interest Expense. The increase of $1.4 million in interest expense was primarily due to the $4.3 million in additional interest expense recognized for the Citicorp loan associated with our investment in ESH during the first six months of 2008 compared to the same period in 2007. This increase was partially offset by decreased interest expense of $2.2 million from the March 2008 refinancing of the debt associated with our 330 N. Wabash Avenue property and decreased interest expense of $0.9 million realized through the January 2008 retirement of the two Citicorp mezzanine loans.
Recovery of Distributions and Losses to Minority Partners in Excess of Basis. The increase of approximately $14.2 million in recovery of distributions and losses to minority partners in excess of basis relates to the recovery of losses previously recognized in 2007.
Distributions and Losses to Minority Partners in Excess of Basis. The increase of $7.5 million in distributions and losses to minority partners in excess of basis represents current year losses resulting in a deficit position in the minority interest balance. Losses in excess of the minority interest basis have been charged to operations as a result of the minority interest holder having no contractual obligation to return such amounts, to fund operations or restore any capital deficits.
Gain on Sales of Real Estate and Joint Venture Interests. The increase of $39.2 million in gain on sales of real estate and joint venture interests was primarily due to the sale of our 50% joint venture interest in The United Building ($29.4 million) and the sale of Floors 2 through 13 of our 330 N. Wabash Avenue property ($9.8 million) during the first quarter of 2008.

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Discontinued Operations. Discontinued operations include the results of operations of our 1051 North Kirk Road property, (which was sold in May 2008), our former Narco River Business Center property, (which was sold in May 2007), and the residual effects related to properties sold in prior years.
Liquidity and Capital Resources
We require cash to pay our operating expenses, make capital expenditures, fund tenant improvements and leasing costs, pay distributions/dividends and service our debt and other short-term and long-term liabilities. Cash on hand and net cash provided from operations represent our primary sources of liquidity to fund these expenditures. In assessing our liquidity, key components include our net income adjusted for non-cash and non-operating items, and current assets and liabilities, in particular accounts receivable, accounts payable and accrued expenses. For the longer term, our debt and long-term liabilities are also considered key to assessing our liquidity.
Cash Flows from Operating Activities. Net cash (used in) provided by operating activities was $(8.5) million for the six months ended June 30, 2008 compared to $2.2 million for the six months ended June 30, 2007 — a decrease of $10.7 million. This change was primarily due to a $4.3 million increase in interest payments associated with our investment in the entity that owns ESH which commenced in June 2007, a $3.6 million reduction of rental and tenant reimbursements receipts due to lower occupancy, primarily at our 330 N. Wabash Avenue, Continental Towers and 800-810 Jorie Boulevard properties, a $1.6 million decrease in rents received in advance in the first six months of 2008 and a $1.1 million refund of real estate taxes received in the first six months of 2007 associated with a former property.
Cash Flows from Investing Activities. Net cash provided by (used in) investing activities was $86.2 million for the six months ended June 30, 2008 compared to $(124.7) million for the six months ended June 30, 2007 — an increase of $210.9 million. In June 2007, we invested $120.0 million in a membership interest in the unconsolidated entity that owns ESH (see Note 11 — Investments in Unconsolidated Joint Ventures to our consolidated financial statements included in this report for further information). Also contributing to the increase, during the first quarter of 2008 we received $101.1 million in proceeds from the sale of real estate and joint venture interests ($51.1 million received from the sale of our joint venture interest in The United Building, $45.9 million from the partial sale of our 330 N. Wabash Avenue property and $4.1 million from the sale of our former 1051 N. Kirk Road property). This increase was partially offset by a net of $6.4 million in additional deposits made into our restricted cash and escrow accounts during the first six months of 2008 due to the refinancing of debt at our 330 N. Wabash Avenue and 4343 Commerce Court properties, as compared to the first six months of 2007, when a net of $1.0 million became unrestricted and available for use from these accounts.
Cash Flows from Financing Activities. Net cash (used in) provided by financing activities was $(102.8) million for the six months ended June 30, 2008 compared to $111.7 million for the six months ended June 30, 2007 — a decrease of $214.5 million. During the first six months of 2008, (i) we refinanced the existing $195.0 in loans collateralized by our 330 N. Wabash Avenue property with a new $138.0 million loan, (ii) we retired a $14.5 million outstanding first mortgage loan cross-collateralized by two of our properties and replaced it with an $11.6 million first mortgage on our 4343 Commerce Court property and (iii) retired the outstanding balance of $18.8 million on two Citicorp mezzanine loans. In June 2007, we received $120.0 million in loan proceeds on a non-recourse loan from Citicorp and retired $25.0 million of this debt in 2008. Affiliates of Lightstone funded $31.6 million to pay down principal and interest on the Citicorp Loan in the first six months of 2008; no amounts were funded during the same period of 2007. We paid dividends totaling $22.5 million in the first six months of 2008 compared to $6.8 million in the first six months of 2007. We paid $7.4 million and $0.7 million in financing costs during the six months ended June 30, 2008 and 2007, respectively.

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In order to qualify as a REIT for federal income tax purposes, we must distribute 90.0% of our taxable income (excluding capital gains) annually. At this time, we are current on the payment of dividends on our Series B Shares. There can be no assurances as to the timing and amounts of any future dividends on our Series B Shares and the fact that we are current on our dividends on our Series B Shares at this time should not be construed to convey any degree of certainty with respect to future preferred dividend payments. Our management and Board review our current capital resources and liquidity needs, the status of any pending capital events, debt levels and our requirements for cash reserves each quarter prior to making any decision with respect to paying distributions/dividends. Dividends on our common shares may not be made until all accrued dividends on our Series B Shares are declared and paid or set apart for payment. Future distributions/dividends will depend on the actual cash available for distribution, our financial condition, current and future capital requirements, the completion of any capital transactions, including refinancings, asset sales and/or acquisitions, the annual distribution requirements under the REIT provisions of the Code and such other factors as our Board deems relevant.
Our anticipated cash flows from operations combined with cash on hand are expected to be sufficient to fund our anticipated short-term capital needs over the next twelve months. For the remainder of 2008, we anticipate the need to fund significant capital expenditures to retenant and/or redevelop space that has been previously vacated, or is anticipated to be vacated, or renew leases which are expiring during the year. In order to fund these and our other short-term and long-term capital needs, we expect to utilize available funds from cash on hand, cash generated from our operations and existing or future escrows with lenders. In addition, we may enter into capital transactions, which could include asset sales, refinancings and modifications or extensions of existing loans. There can be no assurance that any capital transactions will occur or, if they do occur, that they will yield adequate proceeds to fund our long-term capital needs or be on terms favorable to us.
The financial covenants contained in some of our loan agreements and guarantee agreements with our lenders include minimum ratios for debt service coverage, as well as minimum net worth levels and numerous other financial covenants. As of June 30, 3008, we are in compliance with the requirements of all of our financial covenants.
As a requirement of our lenders, we maintain escrow accounts and restricted cash balances for particular uses. At June 30, 2008, these accounts totaled $47.2 million. These escrows relate to the $11.7 million escrow for capital and tenant improvements, the $6.0 million escrow representing lease obligations, the $9.1 million escrow for real estate taxes and insurance, the $3.1 million escrow for depository accounts, the $11.3 million escrow related to environmental remediation and asbestos abatement, and the remaining $6.0 million escrow is reserved for various other purposes.
Given our current level of debt, limited availability of unencumbered collateral and our current financing arrangements, we may not be able to obtain additional debt financing, refinance or extend our existing financings or, if we are able to do the foregoing, negotiate terms that are fair and reasonable. The following tables disclose our contractual obligations and commercial commitments as of June 30, 2008:

	Payments Due by Period
	(dollars in thousands)
			2009/	2011/	2013 and
Contractual Obligations (A)	Total	2008	2010	2012	Thereafter
Mortgage notes payable (B)	$462,786	$46,498	$87,328	$154,235	$174,725
Interest expense obligation on mortgage notes payable	118,414	16,007	49,847	24,543	28,017
Operating lease obligations	3,059	433	786	442	1,398
Tenant improvement allowances (C)	7,354	7,354	—	—	—
Liabilities for leases assumed and lease reimbursement obligations (D)	39,723	6,208	17,805	15,710	—

Total contractual cash obligations	$631,336	$76,500	$155,766	$194,930	$204,140

(A)	We anticipate funding these obligations from operations, cash on hand, escrowed funds and the proceeds of equity, debt or asset sale(s) transaction(s) as discussed above.

(B)
These totals represent the fair value of our mortgage notes payable as adjusted in conjunction with the application of purchase accounting related to the Acquisition. Also, as a result of the Acquisition, we are amortizing the fair value adjustment for our debt over the remaining life of the debt, which is recorded in the accretion of mortgage note payable. For the six months ended June 30, 2008, amortization totaled $0.6 million. The actual amount owed to lenders for mortgage notes payable at June 30, 2008, is $460.6 million.

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(C)	We have escrows of $5.7 million that may be utilized to fund these obligations.

(D)
These obligations would be offset by any receipts from subleasing of the related space. We currently have executed subleases that we estimate will provide subleasing receipts of $32.4 million consisting of base rent and the pro-rata share of operating expenses and real estate taxes. In addition, we have escrowed reserves totaling $6.0 million to fund a portion of this contractual amount at June 30, 2008.

			Amount of Commitment Expiration Per Period
	Total		(dollars in thousands)
	Amounts								2013 and
Other Commercial Commitments	Committed		2008		2009-2010		2011-2012		Thereafter
Tax indemnifications (A)	$14,018		(A	)	(A	)	(A	)	(A	)
Environmental remediation (B)	14,858		8,105		288		6,164		301
Series B Shares (C)	(C	)	2,250		(C	)	(C	)	(C	)

Total commercial commitments	$28,876		$10,355		$288		$6,164		$301

(A)
We estimate our maximum possible exposure on tax indemnifications to be $14.0 million if the remaining indemnity property had been sold as of June 30, 2008. See Note 12 — Commitments and Contingencies — Tax Indemnities to our consolidated financial statements included in this report for further information.

(B)
This represents a liability for asbestos abatement at our 330 N. Wabash Avenue property. See Note 12 — Commitments and Contingencies — Environmental to our consolidated financial statements included in this report for further information.

(C)
Dividends are cumulative and payable at a 9.0% annual rate each quarter that our Series B Shares remain outstanding. On May 2, 2008 our Board declared and set apart for payment a quarterly dividend on our Series B Shares of $0.5625 per share for the second quarter of 2008 dividend period. The quarterly dividend had a record date of July 10, 2008 and a payment date of July 31, 2008.

With respect to the payment of the dividends referred to above, there can be no assurance as to the timing and amounts of any future dividends, and the payment of dividends at this time should not be construed to convey any degree of certainty with respect to future dividend payments. Management and our Board review the Company’s cash position, the status of potential capital events, debt levels and the Company’s requirements for cash reserves each quarter prior to making any decision with respect to paying dividends.

The holders of our Series B Shares have the right to elect two additional members to our Board if six consecutive quarterly dividends on our Series B Shares are not made. The term of any trustees elected by the Series B shareholders will expire whenever all arrears in dividends on the Series B Shares have been paid and current dividends declared and set apart for payment.

Preferred Shares. Our Series B Shares rank senior to our common shares as to the payment of dividends. Our Series B Shares may be redeemed at our option at a redemption price of $25.00 per share plus accrued and unpaid dividends. The redemption price is payable solely out of the proceeds from our sale of other capital shares of beneficial interest.

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Tax Indemnity Agreements. On December 12, 1997, we purchased and amended the mortgage note encumbering the property known as Continental Towers located in Rolling Meadows, Illinois. As part of this transaction (the “Continental Transaction”), we entered into a Tax Indemnity Agreement pursuant to which we agreed to indemnify the two limited partners of the limited partnership which then owned the property, Mr. Casati and Mr. Heise, for, among other things, the federal and applicable state income tax liabilities that result from the income or gain which they recognize upon refinancing, sale, foreclosure or other action taken by us with respect to the property or the mortgage note.
On January 10, 2006, we and Mr. Casati and Mr. Heise, entered into an Amended Tax Indemnity Agreement in connection with the Continental Transaction, which among other things, reduced the estimated maximum liability of the Operating Partnership in the event of the consummation of a taxable transaction relating to our Continental Towers property, calculated at current tax rates, from approximately $53.2 million to $14.0 million.
In connection with the foregoing amendment, we made a payment to Mr. Casati of $4.2 million and Mr. Casati released us from all of our obligations under the Amended Tax Indemnity Agreement relating to Mr. Casati. This payment was recorded as loss on tax indemnification in our consolidated financial statements.
Indebtedness. Our aggregate indebtedness had a fair market value of $462.8 million and a carrying value (i.e., face value of debt) of $460.6 million at June 30, 2008. This indebtedness had a weighted average maturity of 4.0 years and bore interest at a weighted average interest rate of 6.8% per annum. At June 30, 2008, $356.2 million, or 77.0% of such indebtedness, bore interest at fixed rates, and $106.6 million, or 23.0% of such indebtedness, bore interest at variable rates.
Debt Activity. We paid $0.9 million of required principal debt service payments during the first six months of 2008.
Off-Balance Sheet Arrangements
We do not have any other off-balance sheet arrangements with any unconsolidated investments or joint ventures that we believe have or are reasonably likely to have a material effect on our financial condition, results of operations, liquidity or capital resources.
As part of our ongoing business, we have not participated in transactions that generate relationships with unconsolidated entities or financial partnerships, often referred to as structured finance or special purpose entities (“SPEs”), which would have been established for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes. As of June 30, 2008, we are not involved in any unconsolidated SPE transactions.
Inflation
Substantially all of our office and industrial leases require tenants to pay, as additional rent, a portion of real estate taxes and operating expenses. In addition, many of our leases provide for fixed increases in base rent or indexed escalations (based on the Consumer Price Index or other measures). We believe that inflationary increases in expenses will be offset, in part, by the expense reimbursements and contractual rent increases described above.
As of June 30, 2008, approximately $106.6 million of our outstanding indebtedness was subject to interest at variable rates. Future indebtedness may also be subject to variable rate interest. Inflation, and its impact on variable interest rates, could affect the amount of interest payments due on such indebtedness.

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Item 3. Quantitative and Qualitative Disclosures About Market Risk.
The following table provides information about financial instruments that are sensitive to changes in interest rates. For our mortgage notes payable, the table presents principal cash flows, including principal amortization, and related weighted-average interest rates by expected maturity dates as of June 30, 2008.

	Interest Rate Sensitivity
	Principal (Notional) Amount by Expected Maturity
	Average Interest Rate
	2008	2009	2010	2011	2012	Thereafter	Total
	(dollars in millions)
Liabilities
Mortgage notes payable (1):
Fixed rate amount — Carrying Value	$0.8	$1.7	$33.1	$153.4	$—	$165.0	$354.0
Weighted-average interest rate — Carrying Value	6.3%	6.4%	8.3%	5.8%	—	6.5%	—

Fixed rate amount — Fair Value	$1.3	$2.7	$33.8	$153.4	$—	$165.0	$356.2
Weighted-average interest rate — Fair Value	7.2%	7.2%	8.3%	5.8%	—	6.5%	—

Variable rate amount	$45.2	$50.4	$0.4	$0.4	$0.4	$9.8	$106.6
Weighted-average interest rate	8.4%	8.4%	4.5%	4.5%	4.5%	4.5%	—

(1)
Based upon the rates in effect at June 30, 2008, the weighted-average interest rates on our mortgage notes payable at June 30, 2008 was 6.8%. If interest rates on our variable rate debt increased by one percentage point, our annual interest incurred (excluding the effects of the interest rate protection agreements) would increase by $1.1 million.

Item 4. Controls and Procedures.
(a) Evaluation of disclosure controls and procedures (Restated)
As described above in the “Explanatory Note” to this Amendment and in Note 15 to our consolidated financial statements, on August 20, 2008 the Audit Committee, in consultation with members of our management, determined that our distributions to the owners of the common units of the Operating Partnership were incorrectly recorded on our consolidated financial statements. In addition, in February 2009, in response to comments by the Staff of the SEC in connection with their review of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on July 23, 2008, it was determined that a $4.2 million tax indemnification payment made in January 2006 was incorrectly recorded. Accordingly, we determined that we should restate our consolidated financial statements for the period ended March 31, 2008 to correct the misclassifications.
Our management evaluated, under the supervision and with the participation of our Chief Executive Officer and our Executive Vice President — Capital Markets, the officer currently performing the function of our principal financial officer, the effectiveness of our disclosure controls and procedures as of March 31, 2008. Based on that initial evaluation, our Chief Executive Officer and Executive Vice President — Capital Markets concluded that, as of March 31, 2008, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), were effective.
Subsequent to that evaluation and in connection with the restatement and filing of this Amendment, under the supervision and with the participation of our Chief Executive Officer and our Executive Vice President — Capital Markets, our management reevaluated the effectiveness of our disclosure controls and procedures and concluded that our disclosure controls and procedures were not effective as of March 31, 2008 solely as a result of the material weakness in internal control over financial reporting described under Item 9A — Controls and Procedures in our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2007. We addressed the material weakness with the plan for remediation described under Item 9A — Controls and Procedures in our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2007.

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(b) Changes in internal controls over financial reporting
There was no change in our internal control over financial reporting that occurred during the last fiscal quarter covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting or in other factors that could significantly affect our internal controls subsequent to the date of their evaluation.

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Item 1A. Risk Factors.
Information regarding risk factors appears under the caption “Forward-Looking Statements” Part I — Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Quarterly Report on Form 10-Q/A and in Part I — Item 1A “Risk Factors” of our Annual Report on Form 10-K/A for the year ended December 31, 2007. There have been no material changes from the risk factors previously disclosed in our Annual Report on Form 10-K/A for the year ended December 31, 2007.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.
None.
Item 3. Defaults Upon Senior Securities.
None.
Item 4. Submission of Matters to a Vote of Security Holders.
None.
Item 5. Other Information.
None.

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